

# NOTICE OF 2018 ANNUAL MEETING & PROXY STATEMENT

APRIL 25, 2018
IMPERIAL, PENNSYLVANIA

# Guide to GE's Proxy Statement

**\*To be voted on at the meeting.**

## WHY ARE WE SENDING YOU THESE MATERIALS?

On behalf of our Board of Directors, we are making these materials available to you (beginning on March 14, 2018) in connection with GE's solicitation of proxies for our 2018 annual meeting of shareowners.

## WHAT DO WE NEED FROM YOU?

Please read these materials and submit your vote and proxy by telephone, mobile device, the Internet, or, if you received your materials by mail, you can also complete and return your proxy card or voting instruction form.

## WHERE CAN YOU FIND MORE INFORMATION?

Check out our annual report as well as our integrated summary report. Be sure not to miss the important supplemental information posted on our proxy website.

www.ge.com/proxy

www.ge.com/annualreport

www.ge.com/ar2017/integrated-report

## WHERE YOU CAN FIND EACH SHAREOWNER PROPOSAL

## INDEX OF FREQUENTLY REQUESTED INFORMATION

Also see "Acronyms Used" on page 73 for a guide to the acronyms used throughout this proxy statement.

## GENERAL ELECTRIC COMPANY EXECUTIVE OFFICES

41 Farnsworth Street
Boston, MA 02210

# Proxy Overview

**This overview highlights information contained elsewhere in the proxy statement and does not contain all of the information that you should consider. You should read the entire proxy statement carefully before voting.**

# Governance

Dear Shareowners,

The last year has been a difficult one for GE's shareowners, and no one is more disappointed in our results than your Board of Directors. We take our role as stewards of your investment very seriously, and we have taken a critical look at our operations and processes to assess how we can more effectively protect and increase the value of your investment. As we approach the annual meeting, I want you to understand how the Board has been working on your behalf.

## CEO SUCCESSION

The Board's most important duty is to choose the right leadership for the company. Last June, we announced that John Flannery would take over as Chairman and CEO. John is a proven leader with financial acumen, operational expertise and a global outlook. He spent much of his career at GE Capital before leading and reshaping GE Healthcare. He's led GE businesses in Argentina, Japan, India and the United Kingdom. John knows the company incredibly well, but he is also capable of looking at GE with fresh eyes and making difficult decisions that break with the company's traditions. We believe the last six months have already demonstrated that John is the right person to lead GE.

Prior to John's appointment, the Board conducted a deep dive to evaluate whether to continue to combine the Chairman and CEO roles. We did not begin the process with a pre-determined view, and, after a robust debate, ultimately concluded that continuing to have the CEO speak for and lead the company and the Board was the best approach in view of the size and complexity of GE.

## FURTHER ALIGNING OUR EXECUTIVES WITH SHAREOWNERS

The Board has also been actively reviewing our executive compensation programs. A few years ago, we changed the annual cash bonus program to make it more formulaic and tied to our investor framework. But it is clear to us that more change is needed. To address this, we have revisited each of our executive compensation programs, with a few key, common elements as building blocks. First, to promote greater alignment with our shareowners, we are moving compensation for our senior executives away from cash and toward equity. We are doing away with our long-term performance awards, which pay out in cash, and focusing all long-term rewards on equity. Second, we have also been asking our executives to track and measure too many different metrics and targets, so we will refocus our evaluation criteria on fewer, higher impact metrics. We are also tying bonuses at the individual businesses to their performance, rather than overall company results, which we believe will produce a closer connection between pay and performance and accountability.

While our compensation programs did not drive company performance in the way we had hoped, they did hold the senior leadership team accountable. For 2017, the Compensation Committee determined that, for the first time in GE's history, the senior leaders at GE's headquarters – our past and present CEOs, CFOs, Vice Chairs, General Counsel and HR directors – would not receive bonuses. We also zeroed out the performance share units awarded to senior leaders in 2015 even though the recipients were technically eligible for a partial payout.

### PROTECTING AND GROWING YOUR INVESTMENT

We realize that the company's track record on M&A and other capital allocation decisions has been disappointing. To increase our oversight of major investment decisions, we have created a new Finance and Capital Allocation Committee of the Board, an important step that mirrors additional management efforts to take a more disciplined approach to capital allocation, including buybacks, dividends and other significant investment decisions as well as M&A. The Board has been deeply engaged in the ongoing portfolio review that is taking a closer look at GE's businesses and how to maximize their value for the long-term benefit of our shareowners. We are also revisiting the Board's processes to ensure that we are focused on the topics that are most salient for the company, with a greater emphasis on promoting constructive debate and challenge between our leadership team and the Board. We have also increased our outreach and discussions with major shareowners to better understand investor perspectives and priorities.

### HOW WE ARE CHANGING THE BOARD

As part of the Board's 2017 self-evaluation, we concluded that the Board did not need to be as large as it has been historically, and that reducing the Board to 12 directors would strike the right balance between ensuring sufficiently broad perspectives and expertise and promoting greater dialogue and the heightened sense of accountability that we are trying to drive at all levels of the company. In February, we announced the 2018 slate, which includes Larry Culp, Tom Horton and Leslie Seidman, who will bring additional insight into capital allocation, industrial manufacturing, the aviation industry, accounting and financial reporting.

Our departing directors have all been dedicated and made valuable contributions to GE. In thinking about the Board going forward, we decided to focus on skill sets that were closely aligned to GE's future portfolio, while also looking at director tenure and each director's ability to dedicate substantial time to the Board at this critical period. We realize that we need to maintain our Board's historical focus on cognitive diversity, including attracting directors with different backgrounds, and we will use future refreshment opportunities to continue to advance this important goal. This process will begin with me - I have decided to serve one more term to help facilitate a transition to the next Lead Director and will not stand for reelection in 2019.

The Board is aware of the significant challenges in front of us and we are prepared to meet them. We will continue to work to earn your support, and we are confident and resolute that better days lie ahead for GE and all its stakeholders.



**John J. Brennan, Lead Director**

# Board Composition & Refreshment

**YOUR VOTE IS NEEDED ON DIRECTOR ELECTIONS:**
Election of the 12 nominees named in the proxy for the coming year

✓ **YOUR BOARD RECOMMENDS A VOTE FOR EACH NOMINEE**

## HOW WE ARE CHANGING THE BOARD

- ✓ Significant refreshment, with increased focus on relevant industry and operational expertise
- ✓ Reduced board size
- ✓ New committee focused on GE portfolio and capital allocation decisions

## DIVERSITY OF EXPERIENCE

**GE POLICY:**
create an experienced board with expertise in areas relevant to GE

### 75%
**INDUSTRY & OPERATIONS**

9/12 directors

### 67%
**INVESTOR**

8/12 directors

### 17%
**TECHNOLOGY**

2/12 directors

### 75%
**RISK MANAGEMENT**

9/12 directors

### 92%
**FINANCE & ACCOUNTING**

11/12 directors

### 25%
**GOVERNMENT & REGULATORY**

3/12 directors

## SIGNIFICANT BOARD REFRESHMENT SINCE 2016 ANNUAL MEETING

Term Limits
+
Retirement Age
+
Annual Board evaluation

**7** new directors

**11** retired directors

over last 2 years

**JOINING THE BOARD SINCE THE 2017 ANNUAL MEETING**

**RETIRING FROM BOARD**



⊕ **2017:** Flannery, Garden

⊕ **2018:** Culp, Horton, Seidman

◉ **2017:** Immelt, Lane, McAdam

◉ **2018:** Dekkers, Henry, Hockfield, Jung, Lazarus, Mollenkopf, Rohr, Schapiro

## DIVERSITY OF AGE

**GE POLICY:**
retirement age 75



49 — 71

**56** median age

**67% younger than 60**

## DIVERSITY OF TENURE

**GE POLICY:**
balanced mix of both deep GE knowledge & new perspectives

**TERM LIMIT POLICY:**
15 years



**7 directors**
0-2 years

**2 directors**
3-6 years

**3 directors**
7-10 years

## DIVERSITY OF BACKGROUND

**GE POLICY:**
build a cognitively diverse board representing a range of backgrounds

| 17% | 17% | 25% | 83% | 25% |
|---|---|---|---|---|
| **2** ethnically diverse | **2** women | **3** born outside the US | **10** current & former CEOs | **3** government & regulatory experience |

The Board is committed to building upon its diversity with future refreshment and to interviewing female and ethnically diverse candidates for all vacancies

## INDEPENDENCE

**GE POLICY:**
all non-management directors must be independent

### 11/12
director nominees are independent



**92%**
independent (all director nominees except CEO)

**92%**
meet heightened committee independence standards

## BOARD SIZE

Significantly reducing size in 2018 to enhance dialogue and promote accountability



20
16
12
1978 — 1988 — 1998 — 2008 — 2018

**12** director nominees

## BOARD ACCOUNTABILITY

- ✓ Annual director elections with majority voting standard
- ✓ Proxy access at 3%, 3 years, 20% of Board, up to 20 shareowners can aggregate

# Board Nominees

The Board recommends a vote for the 12 director nominees set forth below. The committee memberships indicate the anticipated composition of the committees of the Board following the annual meeting. For information on committee composition as of the date of this proxy, see "Board Operations" on page 17.

The Board is nominating three new directors on the 2018 slate: Larry Culp, Tom Horton and Leslie Seidman.

| Name | Age | Director since | Primary Occupation & Other Public Company Boards | A | C | F | G |
|---|---|---|---|---|---|---|---|
| Bazin | 56 | 2016 | Chair & CEO, AccorHotels<br>Boards: AccorHotels, China Lodging Group | | | ● | ● |
| Beattie | 57 | 2009 | CEO, Generation Capital & Former CEO, The Woodbridge Company<br>Boards: Baker Hughes, a GE company, Maple Leaf Foods, Acasta Enterprises | ◉,■ | ● | | |
| Brennan | 63 | 2012 | Chair Emeritus & Senior Advisor, The Vanguard Group<br>Boards: American Express | ■ | ◉ | | |
| Culp | 54 | Nominee **NEW** | Senior Lecturer, Harvard Business School & Former President & CEO, Danaher Corporation<br>Boards: T. Rowe Price | | ● | ● | |
| D'Souza | 49 | 2013 | CEO, Cognizant Technology Solutions<br>Boards: Cognizant | | ● | | ● |
| Flannery | 56 | 2017 **NEW** | Chair & CEO, General Electric | | | | |
| Garden | 56 | 2017 **NEW** | Chief Investment Officer & Co-Founder, Trian Fund Management<br>Boards: Bank of New York Mellon, Pentair | | ● | ● | |
| Horton | 56 | Nominee **NEW** | Senior Advisor, Warburg Pincus & Former Chairman & CEO, American Airlines<br>Boards: Qualcomm, Walmart | ■ | | | ● |
| Lavizzo-Mourey | 63 | 2017 | Professor, University of Pennsylvania & Former President & CEO, Robert Wood Johnson Foundation<br>Boards: Hess | | ● | | ◉ |
| Mulva | 71 | 2008 | Former Chair & CEO, ConocoPhillips<br>Boards: Baker Hughes, a GE company, General Motors | ■ | | ◉ | |
| Seidman | 55 | Nominee **NEW** | Former Chair, Financial Accounting Standards Board<br>Boards: Moody's | ■ | | ● | |
| Tisch | 65 | 2010 | President & CEO, Loews<br>Boards: Loews and its consolidated subsidiaries | | | ● | ● |

**INDEPENDENCE**

All director nominees other than the CEO are independent

**ATTENDANCE**

All director nominees attended at least 75% of the meetings of the Board and committees on which they served in 2017

**QUALIFICATIONS**

- ⚒ Industry & Operations
- $ Finance & Accounting
- 📊 Investor
- 💻 Technology
- ⚠ Risk Management
- 🏛 Government & Regulatory

- **A** Audit Committee
- **C** Compensation Committee
- **F** Finance Committee
- **G** Governance Committee
- ● Member
- ◉ Chair
- ■ Financial Expert & Member

# Board & Committees

## FULL BOARD



**CHAIR**
John Flannery



**LEAD DIRECTOR**
Jack Brennan

**2017 MEETINGS**
15, including 4 formal meetings of the independent directors

## BOARD RHYTHM

**8/year**
Regular meetings

**2+/year**
Business visits for each director

**Calls**
Between meetings as needed

**1/year**
Strategy session

**1/year**
Governance & investor feedback review

**1/year**
Board self-evaluation

## A TYPICAL GE BOARD MEETING … 2 DAYS, 8X/YEAR

**BEFORE THE MEETING**
**Board committee chairs:** prep meetings with management & outside advisors (e.g., KPMG)

**Management:** internal prep meetings

**THURSDAY (DAY 1)**
**Daytime:** Board committee meetings

**Evening:** Business presentations & dinner (Board interacts directly with senior business managers)

**FRIDAY (DAY 2)**
**Early morning:** independent directors' breakfast session

**Late morning:** full Board meeting (including reports from each committee chair) followed by executive session with CEO

**AFTER THE MEETING**
**Management:** follow-up sessions to discuss & respond to Board requests

## RECENT FOCUS AREAS

— Leadership transitions, particularly for the CEO
— Review of GE's portfolio
— Creation of Baker Hughes, a GE company
— Capital allocation, including dividend policy and pension funding
— Business performance reviews, particularly in Power
— GE Capital and Insurance
— New product launches (e.g., LEAP engine)

## COMMITTEES FOLLOWING THE ANNUAL MEETING

For a description of committees as of the date of this proxy and committee activities during 2017, see "Board Operations" on page 17.

## AUDIT



**CHAIR:** Geoff Beattie

**MEMBERS:** Jack Brennan, Tom Horton, Jim Mulva & Leslie Seidman

**OVERSIGHT AND FOCUS AREAS**
— Financial reporting
— KPMG
— Internal audit
— Accounting policies (e.g., revenue recognition, long-term service agreements)
— Compliance
— Significant litigation and investigations

## FINANCE & CAPITAL ALLOCATION



**CHAIR:** Jim Mulva

**MEMBERS:** Sébastien Bazin, Larry Culp, Ed Garden, Leslie Seidman & Jim Tisch

**OVERSIGHT AND FOCUS AREAS**
— Capital allocation framework
— Financial risk
— Investments and uses of cash (e.g., dividends, buybacks, R&D)
— Ongoing GE portfolio review
— M&A activity
— GE Capital structure

## GOVERNANCE & PUBLIC AFFAIRS



**CHAIR:** Risa Lavizzo-Mourey

**MEMBERS:** Sébastien Bazin, Frank D'Souza, Tom Horton & Jim Tisch

**OVERSIGHT AND FOCUS AREAS**
— Director recruitment and board composition
— GE leadership structure
— Board governance processes
— Climate change-related risk
— Political & lobbying strategy and spending
— Sustainability, environmental, human rights & supply chain practices

## MANAGEMENT DEVELOPMENT & COMPENSATION



**CHAIR:** Jack Brennan

**MEMBERS:** Geoff Beattie, Larry Culp, Frank D'Souza, Ed Garden & Risa Lavizzo-Mourey

**OVERSIGHT AND FOCUS AREAS**
— CEO and management succession
— CEO and senior executive performance evaluations & compensation plans
— Equity planning
— Retention of critical talent
— Employee benefit plans

# Compensation

| YOUR VOTE IS NEEDED ON MANAGEMENT PROPOSAL #1 | Advisory approval of our named executives' compensation for 2017 | ✓ YOUR BOARD RECOMMENDS A VOTE FOR THIS PROPOSAL |
| --- | --- | --- |

## Compensation Profile

### PRIMARY COMPENSATION ELEMENTS FOR 2017

| | Salary | Bonus | LTPAs | PSUs | Options | RSUs |
| --- | --- | --- | --- | --- | --- | --- |
| **Who receives** | All named executives | | | | | All named executives except CEO |
| **When granted** | Reviewed every 18 months | Annually in February or March for prior year | Every 3 years – final cycle 2016-2018 | Generally annually | | |
| **Form of delivery** | Cash | | Generally cash | Equity | | |
| **Type of performance** | Short-term emphasis | | Long-term emphasis | | | |
| **Performance period** | Ongoing | 1 year | 3 years | | Generally 5-year vesting period | |
| **How payout is determined** | Committee judgment | Formulaic & committee judgment | Formulaic; committee verifies performance before payout | | Formulaic; depends on stock price on exercise/vest date | |
| **Most recent performance measures** | N/A | 7 financial metrics + strategic goals | 5 financial metrics | 2 financial metrics + relative TSR modifier | Stock price appreciation | |
| **What is incentivized** | Balance against excessive risk taking | Deliver on *annual* investor framework | Deliver on *long-term* investor framework | Outperform peers | Increase stock price | Balance against excessive risk taking |

## Promoting Accountability Through Pay

### 2017 ANNUAL BONUSES (CASH)

| Threshold | Target | Max | Weight | Performance Metrics Align with 2017 Investor Framework | Result |
| --- | --- | --- | --- | --- | --- |
| **($0.45)** $1.60 | $1.65 | $1.70 | 15% | **2017 Industrial Operating + Verticals EPS\*** | Missed |
| **0%** 3% | 4% | 5% | 15% | **2017 Organic Revenue Growth\*** | Missed |
| **(190bps)** 75bps | 100bps | 120 bps | 15% | **2017 Industrial Operating Margin Expansion\*** | Missed |
| **$11B** $16B | $18B | $20B | 15% | **2017 Operating Cash Flow \*** | Missed |
| $4.8B | **$5.2B** $5.2B | $5.9B | 15% | **2017 Digital Orders** | Target |
| **35%** | 100% | | 25% | **Strategic Metrics** Goals: drive execution, simplify the company, create a more valuable portfolio, make big bets on the future of industrial productivity | Partially met (35%) |

2017 performance fell significantly short of our goals. The Compensation Committee took the following pay actions:

- ✓ No bonuses for current or former CEO, CFO or Vice Chairs, other than CEO, Aviation
- ✓ Bonus pool funded at 24% (compared to 80% for 2016)
- ✓ Individual business bonus pools range from 0–43%

**Result:** Overall bonus pool funded at 24% of target, but no bonuses for named executives other than CEO of Aviation

### 2015–2017 PERFORMANCE SHARE UNITS (EQUITY)

| Threshold | Target | Max | Weight | Performance Metrics Align with Long-Term Investor Framework | Result |
| --- | --- | --- | --- | --- | --- |
| **$88.7B** $87B | $92B | | 50% | **2015–2017 Total Cash\*** | Above threshold |
| **12.1%** 16.5% | 16.75% | | 50% | **Industrial Segment Operating Margin (ex. adjusted corporate operating costs)\*** | Missed |
| **<40th** 40th percentile | 50th percentile | 75th percentile | +/-25% adjustment | **2015–2017 Relative TSR v. S&P 500** | -25% adjustment |

- ✓ The Compensation Committee cancelled the 2015 PSUs, despite meeting one goal

**Result:** Executives received none of the PSUs based on determination by the Compensation Committee

See "How Our Incentive Compensation Plans Paid Out for 2017" on page 30 for more information on how these plans work. Metrics denoted with a * are non-GAAP financial measures. For information on how we calculate the performance metrics, see "Explanation of Non-GAAP Financial Measures and Performance Metrics" on page 52.

# 2017 Compensation Decisions

## CEO TRANSITION AND KEY CHANGES

| | NEW CEO (Flannery) | FORMER CEO (Immelt) | | |
|---|---|---|---|---|
| **Salary** | $2M | $3.8M | ↓ 47% | |
| **Target Bonus** | $3M | $5.4M | ↓ 44% | Less cash focus |
| **2017 Bonus** | $0 | $0 | | Accountable for performance |
| **LTPA** | Pays in stock | Pays in cash | | |
| **Equity** | Greater % of pay | Lower % of pay | | Promotes alignment with investors |
| **Stock Ownership Requirement** | 10x salary | 10x salary | | |

**OTHER NAMED EXECUTIVES**

- ✔ No bonuses for named executives, other than CEO of Aviation
- ✔ 2015 PSU grants cancelled
- ✔ Salary increases for Flannery and Miller upon assuming CEO and CFO roles
- ✔ Other salary increases limited to historical 18-month cyclical increases
- ✔ No 2017 PSU grants

## 2017 Summary Compensation

(in thousands)

| Name & Principal Position | Year | Salary | Bonus | PSUs & RSUs | Stock Options | LTPAs | Pension & Deferred Comp. | All Other Comp. | SEC Total | Adjusted SEC Total** |
|---|---|---|---|---|---|---|---|---|---|---|
| **John Flannery*** <br> Chairman & CEO | 2017 | $1,738 | $0 | N/A | $2,076 | $0 | $3,255 | $1,932 | $9,001 | $5,801 |
| **Jamie Miller*** <br> SVP & CFO | 2017 | $1,335 | $0 | $1,811 | $519 | $0 | $1,155 | $238 | $5,058 | $3,903 |
| **David Joyce** <br> Vice Chair & CEO, Aviation | 2017 | $1,450 | $1,385 | $695 | $692 | $0 | $674 | $265 | $5,161 | $4,487 |
| | 2016 | $1,333 | $1,524 | $6,212 | $750 | $0 | $2,524 | $239 | $12,583 | $10,059 |
| **Jeff Immelt** <br> Former Chairman & CEO | 2017 | $2,864 | $0 | N/A | N/A | $0 | $3,373 | $1,873 | $8,111 | $4,982 |
| | 2016 | $3,800 | $4,320 | $4,673 | $2,142 | $1,624 | $3,580 | $1,185 | $21,325 | $17,962 |
| **Jeff Bornstein** <br> Former Vice Chair & CFO | 2017 | $1,775 | $0 | $8,141*** | $692 | $0 | $3,796 | $163 | $14,568*** | $10,836*** |
| | 2016 | $1,688 | $1,920 | $1,532 | $750 | $739 | $2,882 | $395 | $9,906 | $7,082 |
| **Beth Comstock** <br> Former Vice Chair, Business Innovations | 2017 | $1,604 | $0 | $695 | $692 | $0 | $5,850 | $186 | $9,028 | $3,207 |
| | 2016 | $1,500 | $1,248 | $6,211 | $750 | $550 | $2,046 | $175 | $12,479 | $10,460 |
| **John Rice** <br> Vice Chair, Former CEO, Global Growth Organization | 2017 | $2,800 | $0 | $695 | $692 | $0 | $2,552 | $1,138 | $7,877 | $5,586 |
| | 2016 | $2,625 | $3,278 | $1,532 | $750 | $1,181 | $4,184 | $1,612 | $15,162 | $11,213 |

\*Under applicable SEC rules, we have excluded Mr. Flannery's and Ms. Miller's compensation for 2016 as they were not named executives during that year.

\*\*For a description of the amounts reported in the Adjusted SEC Total column, see "Adjusted SEC Total" on page 39.

\*\*\*Includes RSU awards with a grant date fair value of $7.7 million that were subsequently cancelled. Excluding these cancelled RSU awards, Mr. Bornstein's SEC Total was $6.9 million, and his Adjusted SEC Total was $3.2 million.

# Compensation Changes for 2018

## SALARY REVIEW CYCLE

- ✔ Increased for officers from 18 to 24-month intervals

## SIMPLER ANNUAL BONUS PLAN

- ✔ Metrics focus on: earnings and cash generation
- ✔ Bonus pool funding for businesses determined by business results ... promoting accountability, rewarding performance

## EQUITY AWARDS

- ✔ Greater percentage of overall executive pay
- ✔ Generally shifting toward RSUs (away from options) for broader executive population, with 3-year vesting period

## LONG-TERM PERFORMANCE AWARDS

- ✔ Terminating cash LTPA program after conclusion of current performance cycle

## 2018 PERFORMANCE SHARE UNITS

- ✔ One metric: GE TSR v. S&P 500

| Threshold | Target | Maximum |
|---|---|---|
| 35th percentile | 55th percentile | 80th percentile |
| Earn 25% | Earn 100% | Earn 175% |

- ✔ 3-year performance period
- ✔ Use of relative metric promotes flexibility in ongoing portfolio review
- ✔ One-year mandatory hold post-vesting

# Other Compensation Proposal

**YOUR VOTE IS NEEDED ON MANAGEMENT PROPOSAL #2:**

Approve the renewal of the GE International Employee Stock Purchase Plan

✓ **YOUR BOARD RECOMMENDS A VOTE FOR THIS PROPOSAL**

## RENEWING THE GE INTERNATIONAL EMPLOYEE STOCK PURCHASE PLAN

– **Approve an additional 50 million shares that can be issued pursuant to the GE International Employee Stock Purchase Plan,** which allows eligible employees located outside the U.S. to dedicate up to 10% of their paychecks to the purchase of GE shares, with a 15% match by GE
– Approval expected to provide sufficient shares to last for ten years
– Encourages eligible employees to acquire an ownership interest in GE, further aligning them with investors
– Approximately 21,400 employees participated in the plan in 2017, purchasing 2.9 million shares
– Total dilution over the life of the plan expected to be approximately 0.61% based on current shares outstanding

# Audit

**YOUR VOTE IS NEEDED ON MANAGEMENT PROPOSAL #3:**

Ratification of our selection of KPMG as independent auditor

✓ **YOUR BOARD RECOMMENDS A VOTE FOR THIS PROPOSAL**

## In engaging KPMG for 2018, we reviewed:

– **KPMG's performance on GE audit** includes results of internal, worldwide survey
– **KPMG's capability & expertise** in handling breadth & complexity of our worldwide operations
– **KPMG's known legal & regulatory risks** includes interview with KPMG's chairman & review of the number of audit clients with restatements as compared to other Big 4 firms

– **External data on audit quality & performance** includes recent PCAOB reports on KPMG & peer firms
– **Appropriateness of KPMG's fees** on both an absolute basis & relative to peer firms

– **KPMG's tenure & independence** including benefits & independence risks of long-tenured auditor & controls/processes that help ensure KPMG's independence

## BENEFITS OF A LONG-TENURED AUDITOR

**HIGHER AUDIT QUALITY**

– Institutional knowledge & deep expertise through 100+ years of experience with GE & 1,400+ statutory GE audits in 90+ countries

**EFFICIENT FEE STRUCTURE**

– Familiarity with GE business keeps costs competitive

**NO ONBOARDING OR EDUCATING NEW AUDITOR**

– Saves management's time & resources

## INDEPENDENCE CONTROLS

**THOROUGH AUDIT COMMITTEE OVERSIGHT**

– Includes private meetings with KPMG (8X+ per year)
– Annual evaluation
– Committee–directed process for selecting lead audit engagement partner

**RIGOROUS LIMITS ON NON-AUDIT SERVICES**

– Audit Committee preapproves non-audit services
– Certain types of otherwise permissible services prohibited
– KPMG engaged only when best-suited for the job

**STRONG INTERNAL KPMG INDEPENDENCE PROCESS**

– Includes periodic internal quality reviews
– Large number of partners staffed on GE audit (~400)
– Lead audit engagement partner rotation every 5 years

**ROBUST REGULATORY FRAMEWORK**

– KPMG subject to PCAOB inspections, Big 4 peer reviews & PCAOB/SEC oversight

## KPMG Fees

| (in millions) | Audit[1] | Audit-related[2] | Tax[3] | All Other[4] | Total |
|---|---|---|---|---|---|
| **2017** | $95.8 | $45.4 | $1.7 | $0.0 | $142.9 |
| **2016** | $81.5 | $6.9 | $1.5 | $0.0 | $89.9 |

1 Audit & review of financial statements for GE and BHGE 10-K/10-Q, internal control over financial reporting audit, statutory audits; year-over-year increase largely driven by the BHGE audit ($32.3 million), which offset significantly lower recurring costs for the GE audit ($63.5 million).
2 Assurance services, M&A due diligence and audit services; year-over-year increase driven by carve-out audits for businesses in advance of transactions, including GE Oil & Gas ($30.0 million) our Water business ($4.3 million) and Industrial Solutions ($8.1 million).
3 Tax compliance & tax advice/planning.
4 GE did not engage KPMG for any other services. See "Audit" on page 57 for more information.

## WHAT WE ARE PAYING FOR

**2** public company audits

**1,400+** statutory audits globally

**~400** partners

**REASONS FOR THE YEAR-OVER-YEAR INCREASE**

— Additional audit for Baker Hughes, a GE company
— Carve-out audits for GE Oil & Gas, our Water business, and Industrial Solutions ahead of transactions

# 2018 Shareowner Proposals

**YOUR VOTE IS NEEDED ON THE FOLLOWING PROPOSALS**

❌ **YOUR BOARD RECOMMENDS A VOTE AGAINST THESE PROPOSALS**

| | Proposal | Proponent | What the proposal asks for | Why the Board recommends a vote **Against** the proposal |
|---|---|---|---|---|
| 1 | **Independent chair** see page 60 | Kenneth Steiner | Require board chair to be independent at the next CEO transition | The Board conducted a thorough review at the time of the CEO transition, and GE continues to believe that our present leadership structure is the most effective for GE |
| 2 | **Cumulative voting** see page 61 | Martin Harangozo | Allow shareowners to aggregate their shares & vote all for one or more nominees | Directors should be elected & accountable to all shareowners, not special interests |
| 3 | **Deduct impact of stock buybacks from executive pay** see page 62 | Myra Young | Do not use earnings per share or financial ratios in setting executive pay targets unless the impact of stock buybacks is excluded | GE's Compensation Committee should not be restricted from setting performance goals that reflect the company's capital allocation strategy; buybacks had no impact on compensation for 2017 |
| 4 | **Lobbying report** see page 63 | NCPPR* | Provide annual report on GE's direct and indirect lobbying activity | GE already provides comprehensive disclosure of its political & lobbying activities and believes that further disclosure is unnecessary |
| 5 | **Buyback report** see page 64 | Dennis Rocheleau | Prepare and mail to shareowners attending the 2018 annual meeting in person, and upon request, a report on GE's buyback activity from 2008–2017, including rationale for repurchase programs and metrics on administration | GE already discloses details on its buybacks and strategy in its quarterly and annual SEC filings, and preparing and mailing an additional hard copy report is inefficient and unnecessary |
| 6 | **Written consent** see page 65 | William Steiner | Allow shareholders to act by written consent | GE already has a low threshold (10%) for calling special meetings and active investor outreach, making action by written consent unnecessary |

*NCPPR = National Center for Public Policy Research

## How to Submit a Proposal for Next Year

| | Proposals to include in proxy* | Director nominees to include in proxy (proxy access)** | Other proposals/nominees to be presented at annual meeting** |
|---|---|---|---|
| **Minimum GE stock ownership requirement** | $2,000 | 3% for 3 years (up to 20 shareowners can aggregate) | 1 share |
| **Deadline for GE to receive** | Close of business on 11/14/18 | Between 10/15/18 and close of business on 11/14/18 | |
| **Where to send** | **By mail:** Corporate Secretary, General Electric Company, at the address listed on the inside front cover of this proxy statement **By email:** shareowner.proposals@ge.com | | |
| **What to include** | Information required by SEC rules | Information required by our by-laws | |

*Proposals must satisfy SEC requirements, including Rule 14a-8
**Proposals not submitted pursuant to SEC Rule 14a-8, as well as any director nominees, must satisfy GE's by-law requirements, which are available on GE's website (see "Helpful Resources" on page 73)

# Annual Meeting



You are invited to attend GE's 2018 annual meeting. This page contains important information about the meeting, including how you can make sure your views are represented by voting today. Be sure to also check out our annual report and integrated summary report at the websites below.

Cordially,

**Alex Dimitrief, Secretary**

## LOGISTICS

**DATE:**
April 25, 2018

**TIME:**
10:00 a.m. Eastern Time

**WEBCAST:**
www.ge.com/investor-relations

**LOCATION:**
**GE Additive Customer Experience Center**
101 N. Campus Drive
Imperial, Pennsylvania 15126



**ATTENDING IN PERSON:**
You must be a GE shareowner as of the record date, and you must bring your admission card & photo ID. Follow the instructions on page 69 or on our proxy website

## VOTING Q&A

**Who can vote?**
Shareowners as of our record date, February 26, 2018

**How many shares are entitled to vote?**
8.7 billion common shares (preferred shares are not entitled to vote)

**How many votes do I get?**
One vote on each proposal for each share you held as of the record date (see first question above)

**Do you have an independent inspector of elections?**
Yes, you can reach them at IVS Associates, 1000 N. West St., Ste. 1200, Wilmington, DE 19801

**Can I change my vote?**
Yes, by voting in person at the meeting, delivering a new proxy or notifying IVS Associates in writing. But, if you hold shares through a broker, you will need to contact them

**Is my vote confidential?**
Yes, only IVS Associates & certain GE employees/agents have access to individual shareowner voting records

**How many votes are needed to approve a proposal?**
Majority of votes cast; abstentions & broker non-votes generally are not counted & have no effect

**Where can I find out more information?**
See "Voting & Meeting Information" on page 67

## AGENDA

**Elect the 12 directors named in the proxy for the coming year**

 **Your Board recommends a vote FOR each director nominee**

read more on page 10

**Approve our named executives' compensation in advisory vote**

 **Your Board recommends a vote FOR this proposal**

read more on page 27

**Approval of the GE International Employee Stock Purchase Plan**

 **Your Board recommends a vote FOR this proposal**

read more on page 55

**Ratification of the selection of KPMG as independent auditor for 2018**

 **Your Board recommends a vote FOR this proposal**

read more on page 57

**Vote on shareowner proposals included in proxy if properly presented at the meeting**

❌ **Your Board recommends a vote AGAINST each proposal**

read more on page 60

Shareowners also will transact any other business that properly comes before the meeting

## HOW YOU CAN VOTE

| Do you hold shares directly with GE or in the Retirement Savings Plan (RSP)? | Do you hold shares through a bank or broker? |
|---|---|
| Use the Internet at www.proxypush.com/GE | Use the Internet at www.proxyvote.com |
| Call toll-free (US/Canada) 1-866-883-3382 | Call toll-free (US/Canada) 1-800-454-VOTE (8683) |
| Mail your signed proxy form | Mail your signed voting instruction form |

**Check out our annual report & integrated summary report**
**www.ge.com/annualreport**
**www.ge.com/ar2017/integrated-report**

# Governance

## ELECTION OF DIRECTORS:
### What are you voting on?

At the 2018 annual meeting, 12 directors are to be elected to hold office until the 2019 annual meeting and until their successors have been elected and qualified.

All nominees are current GE Board members who were elected by shareowners at the 2017 annual meeting except for John Flannery, who was appointed to the Board in August 2017, Ed Garden, who was appointed to the Board in October 2017 and Larry Culp, Tom Horton and Leslie Seidman,

✓ **YOUR BOARD RECOMMENDS A VOTE FOR THIS PROPOSAL**

whose Board service would commence upon his or her respective election at the annual meeting.

---

## Sébastien M. Bazin



DIRECTOR SINCE: 2016
AGE: 56
BIRTHPLACE:
FRANCE
**INDEPENDENT**
QUALIFICATIONS:

**Chairman and CEO, AccorHotels, a global hotel company, Paris, France (since 2013)** *Finance & Accounting, Risk Management*

### PRIOR BUSINESS EXPERIENCE
– CEO, Europe Colony Capital, a private investment firm (1997–2013) *Industry & Operations, Investor*
– Group Managing Director, CEO and General Manager, Immobilière Hôtelière (1992–1997)
– Began career in 1985 in U.S. finance sector, becoming Vice President, M&A, PaineWebber *Finance & Accounting*

### CURRENT PUBLIC COMPANY BOARDS
– General Electric
– AccorHotels
– China Lodging Group*

### PAST PUBLIC COMPANY BOARDS
– Vice Chairman, Carrefour, a multinational French retailer

### OTHER POSITIONS
– Vice Chairman, Supervisory Board, Gustave Roussy Foundation, cancer research funding *Industry & Operations*
– Chairman, Théâtre du Châtelet

### EDUCATION
– Sorbonne University
– MA (Economics), Sorbonne University

\* Directorship held in his capacity as CEO of AccorHotels. See "Limits on Director Service on Other Public Boards" on page 23 for more information.

---

## W. Geoffrey Beattie



DIRECTOR SINCE: 2009
AGE: 57
BIRTHPLACE:
CANADA
**INDEPENDENT**
QUALIFICATIONS:

**CEO, Generation Capital, a private investment company, Toronto, Canada (since 2013)** *Investor*

### PRIOR BUSINESS EXPERIENCE
– CEO, The Woodbridge Company, a multinational Canadian company that is the majority shareholder of Thomson Reuters, a large information technology company (1998–2012) *Investor, Technology, Finance & Accounting*
– Deputy chairman, Thomson Reuters (2000–2013)
– Partner at Toronto law firm Torys (prior to joining The Woodbridge Company)

### CURRENT PUBLIC COMPANY BOARDS
– General Electric
– Baker Hughes, a GE company (lead director, chairman of Governance and Nominating Committee)
– Maple Leaf Foods (chairman of Governance Committee)
– Acasta Enterprises, a special purpose acquisition corporation that has announced investments in consumer staples and commercial aviation finance businesses (chairman) *Investor*

### PAST PUBLIC COMPANY BOARDS
– Royal Bank of Canada *Risk Management*
– Thomson Reuters

### OTHER POSITIONS
– Chairman, Relay Ventures, a Canadian venture capital firm
– Director, DBRS, a rating agency

### EDUCATION
– Law degree, University of Western Ontario

---

## John J. Brennan



DIRECTOR SINCE: 2012
AGE: 63
BIRTHPLACE:
UNITED STATES
**INDEPENDENT**
QUALIFICATIONS:

**Chairman Emeritus and senior advisor, The Vanguard Group, Malvern, PA (since 2010)** *Investor*

### PRIOR BUSINESS EXPERIENCE
– Chairman and CEO, Vanguard, a global investment management company (CEO 1996–2008; Chairman 1998–2009)
– CFO and president, Vanguard (joined in 1982) *Finance & Accounting*

### PRIOR REGULATORY EXPERIENCE
– Former chairman, Board of Governors of Financial Industry Regulatory Authority (FINRA), financial services industry regulator *Risk Management, Regulatory*
– Former chairman, Financial Accounting Foundation, overseer for financial accounting/reporting standard-setting boards *Finance*

### CURRENT PUBLIC COMPANY BOARDS
– General Electric
– American Express

### PAST PUBLIC COMPANY BOARDS
– The Hanover Insurance Group
– LPL Financial Holdings

### OTHER POSITIONS
– Director, Rockefeller Capital Management
– Director, Guardian Life Insurance Company of America
– Chairman, The Vanguard Charitable Endowment Program
– Chair, Board of Trustees, University of Notre Dame

### EDUCATION
– Dartmouth College
– MBA, Harvard University

---

Qualifications: 🛠 Industry & Operations  $ Finance & Accounting  📶 Investor  🖥 Technology  ⚠ Risk Management  🏛 Government & Regulatory

# H. Lawrence Culp, Jr.



DIRECTOR SINCE: NEW
AGE: 54
BIRTHPLACE:
UNITED STATES
**INDEPENDENT**
QUALIFICATIONS:
🔧 📈 $

**Senior Lecturer, Harvard Business School, Boston, MA (since 2015) and Senior Advisor, Bain Capital Private Equity, a global private equity firm, Boston, MA (since 2017)** *Investor*

## PRIOR BUSINESS EXPERIENCE
– Senior Advisor, Danaher, designer, manufacturer and marketer of industrial and consumer products (2014–2016) *Industry & Operations*
– Former CEO and President, Danaher (2000–2014); joined Danaher subsidiary Veeder-Root in 1990, serving in a number of leadership positions within Danaher, including COO *Finance & Accounting, Industry & Operations*

## CURRENT PUBLIC COMPANY BOARDS
– T. Rowe Price Group *Investor*

## PAST PUBLIC COMPANY BOARDS
– GlaxoSmithKline *Industry & Operations*
– Danaher

## OTHER POSITIONS
– Chairman, Board of Visitors & Governors, Washington College
– Member, Board of Trustees, Wake Forest University

## EDUCATION
– Washington College
– MBA, Harvard

# Francisco D'Souza



DIRECTOR SINCE: 2013
AGE: 49
BIRTHPLACE:
KENYA
**INDEPENDENT**
QUALIFICATIONS:
🔧 $ 🖥

**CEO, Cognizant Technology Solutions Corporation, a multinational IT company, Teaneck, NJ (since 2007)** *Technology, Finance & Accounting, Industry & Operations*

## PRIOR BUSINESS EXPERIENCE
– President, Cognizant (2007–2012)
– COO, Cognizant (2003–2006)
– Co-founded Cognizant (1994)
– Previously held various roles at Dun & Bradstreet

## CURRENT PUBLIC COMPANY BOARDS
– General Electric
– Cognizant

## OTHER POSITIONS
– Board Co-Chair, New York Hall of Science
– Trustee, Carnegie Mellon University
– International Advisory Panel Member, Banco Santander

## EDUCATION
– University of East Asia
– MBA, Carnegie Mellon University

# John L. Flannery



DIRECTOR SINCE: 2017
AGE: 56
BIRTHPLACE:
UNITED STATES
QUALIFICATIONS:
🔧 📈 $ ⚠

**CEO and Chairman, General Electric, Boston, MA (since August and October 2017, respectively)** *Finance & Accounting, Industry & Operations*

## PRIOR BUSINESS EXPERIENCE
– SVP, GE, and President and CEO, GE Healthcare (2014–2017)
– SVP, Business Development GE (2013–2014)
– SVP, GE and President & CEO, GE India (2009–2013)
– Joined GE Capital in 1987, serving in a number of leadership positions in the leveraged finance and private equity sectors and as President & CEO of GE Equity (2002–2003), head of the Bank Loan Group (2003–2005), and President & CEO of GE Capital Asia Pacific (2005–2009) *Finance & Accounting, Risk Management, Investor*

## CURRENT PUBLIC COMPANY BOARDS
– General Electric

## OTHER POSITIONS
– Former National Advisory Board Member, Columbia University, Mailman School of Public Health

## EDUCATION
– Fairfield University
– MBA, University of Pennsylvania

---

Qualifications: 🔧 Industry & Operations $ Finance & Accounting 📈 Investor 🖥 Technology ⚠ Risk Management 🏛 Government & Regulatory

# Edward P. Garden




DIRECTOR SINCE: 2017
AGE: 56
BIRTHPLACE:
UNITED STATES
**INDEPENDENT**
QUALIFICATIONS:

**Chief Investment Officer and Founding Partner, Trian Fund Management, L.P. , an investment management firm, New York, NY (since 2005)** *Investor*

**PRIOR BUSINESS EXPERIENCE**
– Vice Chairman and Director, Triarc Companies (subsequently The Wendy's Company and previously Wendy's/ Arby's Group) (2004–2007) and Executive Vice President (2003–2004) *Finance & Accounting*
– Managing Director, Credit Suisse First Boston (1999–2003) *Finance & Accounting*
– Managing Director, BT Alex Brown (1994–1999) *Finance & Accounting*

**CURRENT PUBLIC COMPANY BOARDS**
– General Electric
– The Bank of New York Mellon (Chairman of Human Resources and Compensation Committee) *Finance & Accounting, Risk Management*
– Pentair, an industrial manufacturing company *Industry & Operations*

**PAST PUBLIC COMPANY BOARDS**
– The Wendy's Company
– Family Dollar Stores

**EDUCATION**
– Harvard College

# Thomas W. Horton




DIRECTOR SINCE: NEW
AGE: 56
BIRTHPLACE:
UNITED STATES
**INDEPENDENT**
QUALIFICATIONS:

**Senior Advisor, Industrials and Business Services Group, Warburg Pincus LLC, a private equity firm focused on growth investing, New York, NY (since 2015)** *Investor*

**PRIOR BUSINESS EXPERIENCE**
– Chairman, American Airlines Group, one of the largest global airlines (formed following the merger of AMR Corp and US Airways) (2013–2014) *Industry & Operations*
– Chairman and CEO, American Airlines (2011–2014) *Industry & Operations*
– Chairman and CEO, AMR (parent company of American Airlines) (2010–2013) *Industry & Operations*
– EVP and CFO, AMR (2006–2010) *Finance & Accounting*
– Vice Chairman and CFO, AT&T (2002–2006) *Finance & Accounting*
– SVP and CFO, AMR (2000–2002); joined AMR in 1985, serving in various finance and management roles *Industry & Operations*

**CURRENT PUBLIC COMPANY BOARDS**
– Qualcomm (lead director)
– Walmart

**OTHER POSITIONS**
– Executive Board Member, Cox School of Business, Southern Methodist University
– Board Member, National Air and Space Museum

**EDUCATION**
– Baylor University
– MBA, Southern Methodist University

# Risa Lavizzo-Mourey




DIRECTOR SINCE: 2017
AGE: 63
BIRTHPLACE:
UNITED STATES
**INDEPENDENT**
QUALIFICATIONS:

**Professor, University of Pennsylvania, Philadelphia, PA (since 2018) and Former President and CEO, Robert Wood Johnson Foundation, Princeton, NJ (2003–2017)** *Industry & Operations*

**PRIOR BUSINESS EXPERIENCE**
– SVP, Robert Wood Johnson Foundation, largest U.S. philanthropic organization dedicated to healthcare (2001–2003)

**PRIOR ACADEMIC EXPERIENCE**
– Sylvan Eisman Professor of Medicine and Health Care Systems (1995–2001), Director, Institute on Aging (1994–2002), Chief of Geriatric Medicine (1986–1992), University of Pennsylvania Medical School *Industry & Operations*

**PRIOR GOVERNMENT EXPERIENCE**
– Deputy Administrator, Agency for Health Care Research and Quality (1992–1994) *Government*
– Co-Chair, White House Health Care Reform Task Force, Working Group on Quality of Care (1993–1994)
– Advisory Committee Member, Task Force on Aging Research (1985–1992)
– Advisory Committee Member, National Committee for Vital and Health Statistics (1988–1992)
– Advisory Committee Member, President's Advisory Commission on Consumer Protection and Quality in the Health Care Industry (1997–1998)

**CURRENT PUBLIC COMPANY BOARDS**
– General Electric
– Hess, a global, independent energy company *Industry & Operations*

**PAST PUBLIC COMPANY BOARDS**
– Genworth Financial *Risk Management*
– Beckman Coulter

**OTHER POSITIONS**
– Trustee, Smithsonian Institution Board of Regents
– Board of Fellows, Harvard Medical School
– Member, National Academy of Medicine

**EDUCATION**
– U. of Washington & SUNY Stony Brook
– MD, Harvard Medical School
– MBA, University of Pennsylvania

Qualifications: ⚒ Industry & Operations  $ Finance & Accounting  📶 Investor  🖥 Technology  ⚠ Risk Management  🏛 Government & Regulatory

# James J. Mulva



DIRECTOR SINCE: 2008
AGE: 71
BIRTHPLACE:
UNITED STATES
**INDEPENDENT**
QUALIFICATIONS:



**Former Chairman, President and CEO, ConocoPhillips, an integrated global energy company, Houston, TX (since 2012) *Industry & Operations***

### PRIOR BUSINESS EXPERIENCE
– Chairman, President and CEO, ConocoPhillips (President and CEO 2002–2012; Chairman 2004–2012)
– Previously served in various leadership positions at Phillips Petroleum, including CFO, chairman and CEO *Finance & Accounting, Risk Management*

### CURRENT PUBLIC COMPANY BOARDS
– General Electric
– Baker Hughes, a GE company
– General Motors *Industry & Operations*

### PAST PUBLIC COMPANY BOARDS
– Statoil, a leading oil and gas company based in Norway *Industry & Operations*

### OTHER POSITIONS
– Chair, Board of Visitors, M.D. Anderson Cancer Center, a leading cancer center *Industry & Operations*
– Chair, University of Texas, Medical Board of Advisors *Industry & Operations*
– Former chairman, American Petroleum Institute

### EDUCATION
– University of Texas
– MBA, University of Texas

# Leslie F. Seidman



DIRECTOR SINCE: NEW
AGE: 55
BIRTHPLACE:
UNITED STATES
**INDEPENDENT**
QUALIFICATIONS:



**Former Chairman, Financial Accounting Standards Board (FASB), independent organization responsible for financial accounting and reporting standards, Norwalk, CT (2010–2013) *Finance & Accounting, Regulatory***

### PRIOR BUSINESS EXPERIENCE
– Board Member, FASB (2003–2013)
– Financial reporting consultant (1999–2003)
– Staff Member, FASB (1994–1999)
– Vice President, Accounting Policy, JP Morgan (1987–1996) *Finance & Accounting*
– Auditor, Arthur Young (1984–1987)

### CURRENT PUBLIC COMPANY BOARDS
– Moody's, provider of credit ratings, research and analytical tools (chairman, Audit Committee) *Finance & Accounting*

### OTHER POSITIONS
– Founding Director, Pace University Center for Excellence in Financial Reporting (since 2014) *Finance & Accounting*
– Board of Governors, Financial Industry Regulatory Authority (FINRA), financial services industry regulator *Risk Management, Regulatory*
– Advisor, Idaciti, developer of financial reporting and analysis software *Finance & Accounting, Industry & Operations*
– Certified Public Accountant (Inactive) *Finance & Accounting*

### EDUCATION
– Colgate University
– MS (Accounting), New York University

# James S. Tisch



DIRECTOR SINCE: 2010
AGE: 65
BIRTHPLACE:
UNITED STATES
**INDEPENDENT**
QUALIFICATIONS:



**President and CEO, Loews Corp., a diversified holding company with subsidiaries involved in energy, insurance, packaging and hospitality, New York, NY (since 1998) *Finance & Accounting, Industry & Operations, Investor***

### CURRENT PUBLIC COMPANY BOARDS
– General Electric
– Loews and two of its subsidiaries, CNA Financial, a property and casualty insurance company, and Diamond Offshore Drilling (chairman), an offshore drilling contractor *Industry & Operations, Risk Management*

### OTHER POSITIONS
– Director, Mount Sinai Medical Center, a leading U.S. hospital *Industry & Operations*
– Former director, Federal Reserve Bank of New York, a government-organized financial and monetary policy organization
– Director, WNET (nonprofit)
– Director, New York Public Library
– Director, Partnership for New York City
– Member, Council on Foreign Relations
– Member, American Academy of Arts & Sciences

### EDUCATION
– Cornell University
– MBA, University of Pennsylvania

---

Qualifications: 🔧 Industry & Operations  $ Finance & Accounting  📈 Investor  🖥 Technology  ⚠ Risk Management  🏛 Government & Regulatory

# Board Composition

## DIRECTOR RECRUITMENT PROCESS

**CANDIDATE RECOMMENDATIONS**
From shareowners, management, directors & search firms



**GOVERNANCE COMMITTEE**
– Discusses & interviews candidates
– Reviews qualifications & expertise, tenure, regulatory requirements & cognitive diversity
– Recommends nominees



**BOARD OF DIRECTORS**
Discusses, analyzes independence & selects nominees



**SHAREOWNERS**
Vote on nominees at annual meeting

## DIRECTOR "MUST-HAVES"

– Leadership experience
– Highest personal & professional ethics
– Integrity & values
– A passion for learning
– Inquisitive & objective perspective
– A sense of priorities & balance
– Talent development experience

## How We Are Changing the Board

The Governance & Public Affairs Committee (the Governance Committee) is charged with reviewing the composition of the Board and refreshing it as appropriate. With this in mind, the committee continuously reviews potential candidates and recommends nominees to the Board for approval.

As discussed in more detail under "How We Assess Board Size" on page 15, in 2017 the committee recommended, and the Board agreed, to significantly reduce the size of the Board to 12 directors, while at the same time adding three new directors. The Board has experienced significant refreshment over the past two years, and of the 12 nominees proposed for election, seven are new to the Board in the last two years.

**IMPORTANT FACTORS IN ASSESSING BOARD COMPOSITION**

The Governance Committee strives to maintain an independent board with broad and diverse experience and judgment that is committed to representing the long-term interests of our shareowners. The committee considers a wide range of factors when selecting and recruiting director candidates, including:

— Ensuring an experienced, qualified Board with expertise in areas relevant to GE.
The committee seeks directors who possess extraordinary leadership qualities and demonstrate a practical understanding of organizations, processes, strategy, risk management and how to drive change and growth. Additionally, we believe directors should have experience in identifying and developing talent, given the Board's role in succession planning. In addition to these threshold qualities, we seek directors who bring to the Board specific types of experience relevant to GE:

INDUSTRY & OPERATIONS EXPERIENCE

 9/12 directors

We have sought directors with leadership and operational experience in the industries in which we compete. For example, in the last two years we have added directors with industrial manufacturing, aviation and healthcare expertise.

INVESTOR EXPERIENCE

 8/12 directors

To ensure strong alignment with our investors, we have added directors who have experience overseeing investments and investment decisions. We believe that these directors can help focus management and the Board on the most critical value drivers for the company, including with respect to setting executive compensation targets and objectives.

FINANCE & ACCOUNTING EXPERIENCE

 11/12 directors

GE uses a broad set of financial metrics to measure its performance, and accurate financial reporting and robust auditing are critical to our success. We have added a number of directors who qualify as audit committee financial experts, and we expect all of our directors to have an understanding of finance and financial reporting processes.

TECHNOLOGY EXPERIENCE

 2/12 directors

As a digital industrial company and leading innovator, we seek to add additional directors with technology backgrounds because our success depends on developing and investing in new technologies and ideas. Technology experience has become increasingly important as we intensify our focus on the Industrial Internet.

RISK MANAGEMENT EXPERIENCE

 9/12 directors

In light of the Board's role in overseeing risk management and understanding the most significant risks facing the company, including cybersecurity risk, we continue to require directors with experience in risk management and oversight.

GOVERNMENT AND REGULATORY EXPERIENCE

 3/12 directors

We have added directors with experience in governmental and regulatory organizations because many of GE's businesses are heavily regulated and are directly affected by governmental and regulatory actions and socioeconomic trends.

— Enhancing the Board's diversity of background. GE has been committed for decades to building a cognitively diverse Board comprising individuals from different backgrounds and with a range of experiences and viewpoints. Specifically, under the Board's diversity policy, the Governance Committee considers attributes such as race, ethnicity, gender, cultural background and professional experience when reviewing candidates for the Board and in assessing the Board's overall composition. The Board acknowledges that the new and smaller Board will be less diverse following the retirement of several directors in 2018, including GE's three longest-tenured directors, all of whom are women. The Board is committed to using future refreshment opportunities to strengthen its cognitive diversity, beginning with the recruitment of a new director in 2019,  following Jack Brennan's retirement. To accomplish this, the Governance Committee will continue to require that search firms engaged by GE include a robust selection of women and ethnically diverse candidates in all prospective director candidate pools. In addition, the Governance Committee is committed to interviewing women and ethnically diverse candidates for all future vacancies on the Board.

— Complying with regulatory requirements and the Board's independence guidelines. The committee considers regulatory requirements affecting directors, including potential competitive restrictions. It also looks at other positions the director has held or holds (including other board memberships), and the Board reviews director independence.

**CANDIDATE RECOMMENDATIONS.** The committee considers all shareowner recommendations for director candidates. We evaluate them in the same manner as candidates suggested by other directors and candidates suggested by third-party search firms, which the company retains from time to time to help identify potential candidates. Mr. Garden was recommended for the Board by Trian Fund Management, L.P., a GE shareowner. Mr. Culp was originally recommended for the Board by a shareowner, and Mr. Horton and Ms. Seidman were originally recommended by management.

# How We Assess Board Size

The Governance Committee takes a fresh look at Board size each year, consistent with the Board's Governance Principles (see "Helpful Resources" on page 73). In fall 2017, the committee recommended reducing the size of the Board. The committee made this recommendation following the Board's self-evaluation and in light of the broader GE portfolio review, including the narrower scope of GE's activities following the GE Capital exit plan, assessment of trends with peer companies and taking into account investor feedback. The Board announced its adoption of the committee's recommendation in November 2017 by setting a target board size of 12 directors for the 2018 proxy slate. The Board and committee believe that reducing the size of the Board will enhance the operational oversight of the Board.

## RECRUITMENT PRIORITIES GOING FORWARD

↑ Cognitive diversity

↑ Industry expertise

↑ Capital allocation expertise

↑ Technology expertise

### HOW YOU CAN RECOMMEND A CANDIDATE

Write to the Governance Committee, c/o Corporate Secretary, GE, at the address listed on the inside front cover of this proxy statement, and include all information that our by-laws require for director nominations.

## HOW WE REFRESH THE BOARD

– **Term limits.** The Board has a 15-year term limit for independent directors.

– **Age limits.** With limited exceptions, directors may not be renominated to the Board after their 75th birthday.

– **Board evaluation.** Each year, the Board assesses its effectiveness through a process led by its lead director. See "How We Evaluate the Board's Effectiveness" on page 19.

See the Board's Governance Principles (see "Helpful Resources" on page 73) for more information on these policies.

GOVERNANCE

# How We Assess Director Independence

**BOARD MEMBERS.** The Board's Governance Principles require all non-management directors to be independent. All of our director nominees (listed under "Election of Directors" on page 10) other than Mr. Flannery are independent, as are retiring directors Messrs. Dekkers, Henry, Mollenkopf and Rohr, and Mses. Hockfield, Jung and Lazarus. Former directors Messrs. Lane and McAdam were independent throughout the period they served on our Board. Mr. Immelt, as our former CEO and chair, was not independent.

— **The Board's guidelines.** For a director to be considered independent, the Board must determine that he or she does not have any material relationship with GE. The Board's guidelines for director independence conform to the independence requirements in the New York Stock Exchange's (NYSE) listing standards. In addition to applying these guidelines, which you can find in the Board's Governance Principles on GE's website (see "Helpful Resources" on page 73), the Board considers all relevant facts and circumstances when making an independence determination.

— **Applying the guidelines in 2017.** In assessing director independence for 2017, the Board considered relevant transactions, relationships and arrangements, including relationships among Board members, their family members and the company. For details, see "Relationships and Transactions Considered for Director Independence" below.

**COMMITTEE MEMBERS.** All members of the Audit Committee, Management Development and Compensation Committee (the Compensation Committee), and Governance Committee must be independent, as defined by the Board's Governance Principles. Some committee members must also meet additional standards:

— **Heightened standards for Audit Committee members.** Under a separate SEC independence requirement, Audit Committee members may not accept any consulting, advisory or other fees from GE or any of its subsidiaries, except compensation for Board service.

— **Heightened standards for members of the Compensation and Governance Committees.** As a policy matter, the Board also applies a separate, heightened independence standard to members of the Compensation and Governance Committees: no member of either committee may be a partner, member or principal of a law firm, accounting firm or investment banking firm that accepts consulting or advisory fees from GE or a subsidiary. In addition, in determining that Compensation Committee members are independent, NYSE rules require the Board to consider their sources of compensation, including any consulting, advisory or other compensation paid by GE or a subsidiary.

The Board has determined that all members of the Audit, Compensation and Governance Committees, as well as the Technology & Industrial Risk Committee (the Industrial Risk Committee) and the Finance & Capital Allocation Committee (the Finance Committee), are independent and also satisfy any committee-specific independence requirements.

# Relationships and Transactions Considered for Director Independence

| Director/ nominee | Organization | Relationship | GE Transaction & 2017 Magnitude | | |
|---|---|---|---|---|---|
| | | | **Sales to GE** *Greater of <1% of other company's revenues and <$1 million* | **Purchases from GE** *<1% of other company's revenues* | **Indebtedness to GE** *<1% of GE's assets* |
| **Bazin** | AccorHotels | Chair & CEO | ✓ | N/A | N/A |
| **D'Souza** | Cognizant | CEO & director | ✓ | N/A | N/A |
| **Garden** | Triland Partners LP | Brother is executive & owner | ✓ | N/A | N/A |
| **McAdam** | Verizon | Chair & CEO | ✓ | ✓ | ✓ |
| **Mollenkopf** | Qualcomm | CEO & director | ✓ | N/A | ✓ |
| **Tisch** | Loews | President & CEO | ✓ | N/A | ✓ |
| **All directors** | Various charitable organizations | Executive, director or trustee | **Charitable contributions from GE** *<1% of the organization's revenues* | | |

# Board Operations

### AN INTRODUCTION TO HOW OUR BOARD OPERATES

The Board is elected by shareowners to oversee management and assure that shareowners' long-term interests are being served. In 2017, there were eight regularly scheduled Board meetings. A significant portion of the Board's oversight responsibilities is carried out through its independent committees.

### WHAT'S CHANGED SINCE OUR LAST PROXY STATEMENT?

**New Finance & Capital Allocation Committee.** The Board decided to create the committee, which began meeting in December 2017, to assist in the oversight of significant M&A activity and other capital allocation decisions, such as investments (including R&D), buybacks and dividends.

**Phasing out the Technology & Industrial Risk Committee.** In light of the smaller Board, following the annual meeting, we will be phasing out the committee and reallocating its oversight responsibilities to the full Board and other committees.

### COMMITTEE COMPOSITION

**Independence.** All committee members satisfy the NYSE's and GE's definitions of independent director.

**Financial acumen.** Ms. Schapiro and Messrs. Bazin, Beattie, Mulva and Rohr are "audit committee financial experts" (per SEC rules), and each of these directors, as well as Mr. Henry, are "financially literate" (per NYSE rules). New appointees to the Audit Committee following the annual meeting, Messrs. Brennan and Horton and Ms. Seidman, are also "audit committee financial experts."

### COMMITTEE OPERATIONS

Each committee meets periodically throughout the year, reports its actions to the Board, receives reports from senior management, annually evaluates its performance and can retain outside advisors. Formal meetings are typically supplemented with additional calls and sessions.

### COMMITTEE RESPONSIBILITIES

The primary responsibilities of each committee are listed to the right. For more detail, see the Governance Principles and committee charters on GE's website (see "Helpful Resources" on page 73).

## Full Board



### CHAIRMAN, JOHN FLANNERY & LEAD INDEPENDENT DIRECTOR, JACK BRENNAN

In 2017, the Board focused on:

– Leadership transitions, particularly for the CEO
– Review of GE's portfolio
– Creation of Baker Hughes, a GE company
– Capital allocation, including dividend policy and pension funding
– Business performance reviews, particularly in Power
– GE Capital and Insurance
– New product launches (e.g., LEAP engine)

### 15 MEETINGS IN 2017 (incl. 4 independent director meetings)

| MEMBERS | | |
|---|---|---|
| Bazin | Garden | Mollenkopf |
| Beattie | Henry | Mulva |
| Brennan | Hockfield | Rohr |
| D'Souza | Jung | Schapiro |
| Dekkers | Lavizzo-Mourey | Tisch |
| Flannery | Lazarus | |

### KEY OVERSIGHT RESPONSIBILITIES

– Corporate strategy
– Capital allocation
– Business development
– Risk management, including cybersecurity (except as delegated to the committees)

### TYPICAL UPDATES AT EVERY MEETING

– Operations (CFO)
– Global growth (CEO of GGO)
– Key businesses (business CEOs)

## Audit



### CHAIR, MARY SCHAPIRO*

Key priorities for 2017 included:

– New revenue recognition standard
– Long-term service agreement accounting
– Financial reporting changes
– Oversight of significant litigation and investigations
– Accounting for Baker Hughes, a GE company

### 12 MEETINGS IN 2017

| MEMBERS | | |
|---|---|---|
| Beattie | Mulva | Schapiro |
| Henry | Rohr | |

### KEY OVERSIGHT RESPONSIBILITIES

– Independent auditor engagement
– Financial reporting and accounting standards
– Internal audit functions (Corporate Audit Staff)
– Disclosure and internal controls
– Compliance and integrity programs

* Geoff Beattie will become the Audit Committee chair following the annual meeting.

# Finance & Capital Allocation



### CHAIR, JIM MULVA

The Finance & Capital Allocation Committee was established in December 2017, and since then has focused on:

– Portfolio assessment and M&A activity
– GE Capital structure
– Funding options for Insurance

#### 3 MEETINGS IN 2017

#### MEMBERS

| | |
|---|---|
| Bazin | Rohr |
| Garden | Tisch |
| Mulva | |

### KEY OVERSIGHT RESPONSIBILITIES

– Capital allocation and liquidity
– Dispositions and M&A activity
– Financial and capital structure risks
– Organic investments
– Dividends and buybacks
– Pension liabilities

# Governance & Public Affairs



### CHAIR, SHELLY LAZARUS*

Key priorities for 2017 included:

– Reviewing the company's leadership structure in connection with the CEO transition
– Assessing GE's Board composition
– Identifying new directors for 2018
– Board governance processes
– Political/lobbying strategy
– Environmental, human rights and supply chain practices

#### 8 MEETINGS IN 2017

#### MEMBERS

| | |
|---|---|
| Brennan | Lavizzo-Mourey |
| Garden | Lazarus |
| Hockfield | Tisch |
| Jung | |

### KEY OVERSIGHT RESPONSIBILITIES

– Director recruitment
– Corporate governance
– Board committee structure and membership
– Annual Board self-evaluation
– Conflict-of-interest reviews
– Director compensation
– GE positions on corporate social responsibilities
– Political spending and lobbying

*Risa Lavizzo-Mourey will become the Governance Committee chair following the annual meeting.

# Management Development & Compensation



### CHAIR, JACK BRENNAN

Key priorities for 2017 included:

– Overseeing the CEO succession process
– Succession for other key management roles
– Retention of critical talent
– Redesign of our executive compensation programs for 2018
– Re-look at employee benefit programs

#### 8 MEETINGS IN 2017

#### MEMBERS

| | |
|---|---|
| Brennan | Jung |
| Dekkers | Lazarus |
| Garden | Rohr |

### KEY OVERSIGHT RESPONSIBILITIES

– CEO and senior executive performance evaluations
– CEO and senior executive compensation
– Executive succession planning
– Development and selection of senior management
– Incentive compensation programs

# Technology & Industrial Risk



### CO-CHAIRS, MARIJN DEKKERS & SUSAN HOCKFIELD

Key priorities for 2017 included:

– Product risks
– Cybersecurity
– Engineering, procurement and construction projects
– Military sales
– Nuclear activities
– Intellectual property risks

#### 6 MEETINGS IN 2017

#### MEMBERS

| | |
|---|---|
| D'Souza | Hockfield |
| Dekkers | Mollenkopf |

### KEY OVERSIGHT RESPONSIBILITIES

– Technology and product risk and strategy ⟶ **Board**
– Cybersecurity ⟶ **Board**
– Investments and science, technology and software initiatives ⟶ **Finance**
– Science and technology trends ⟶ **Board**
– R&D operations, including the GRC ⟶ **Board & Finance**
– Climate-change related risks ⟶ **Governance**

Following the annual meeting, the committee will be phased out and its key oversight responsibilities will be reallocated as set forth below:

# Board Members Are Encouraged to Visit at Least Two GE Businesses Per Year

**GE PRACTICE.** We encourage our directors to meet with GE senior managers throughout the company. To facilitate this contact, directors are encouraged to make at least two visits to GE businesses each year, typically unaccompanied by corporate management. Priority goes to those businesses identified as strategically important during the company's annual financial and strategic planning sessions as well as any that were recently acquired or are a particular focus of risk oversight. These visits also serve as an important tool in the Board's succession planning process for the CEO and the rest of the senior leadership team.

## 10 BUSINESS VISITS IN 2017

### UNITED STATES

Additive, Cincinnati, Ohio

Aviation, Cincinnati, Ohio

GE Capital, Norwalk, Connecticut

Global Research Center, Niskayuna, New York

Healthcare, Chicago, Illinois

Oil & Gas, Houston, Texas

Power, Schenectady, New York

### EUROPE

Oil & Gas, Florence, Italy

### ASIA

Digital, Shanghai, China

Healthcare, Beijing, China

# How We Evaluate the Board's Effectiveness

**ANNUAL EVALUATION PROCESS.** Each year, the lead director or an independent consultant interviews each director to obtain his or her assessment of director performance, Board dynamics and the effectiveness of the Board and its committees. In 2017, the Board used an independent outside consultant to conduct the assessment. The interviews focused on:

— reviewing the Board's performance over the prior year and a half; and

— identifying areas for potential enhancements of the Board's processes going forward.

At times, directors may also complete written assessments. After the self-evaluation in 2017, the outside consultant reviewed the results with the lead director and chair of the Governance Committee and then met with the full Board to discuss the findings from the evaluation. For more information on this evaluation process, see the Board's Governance Principles (see "Helpful Resources" on page 73).

**CHANGES MADE IN RESPONSE TO 2017 EVALUATIONS.** In response to feedback received from our directors in 2017, the Board made a number of changes, including:

— creating a Finance & Capital Allocation Committee;

— reducing the size of the Board to 12 directors for the 2018 slate, including three new directors; and

— contemporizing the format of Board meetings by fostering more rigorous dialogue through interactive deep dives related to the most salient topics facing the company.

GOVERNANCE

# Board Leadership Structure

GOVERNANCE

Our CEO serves as the chairman of the Board. An independent director serves as the Board's lead director, with broad authority and responsibility over Board governance and operations.

**WHY OUR BOARD LEADERSHIP STRUCTURE IS APPROPRIATE FOR GE AT THIS TIME.** The Board regularly reviews its leadership structure, and the Board conducted a deep dive to evaluate whether to continue to combine or to split the chair and CEO roles in the months leading up to the company's recent CEO transition. After considering the perspectives of the independent directors, the views of our significant shareowners, voting results of recent independent chair proposals at GE, academic research, practical experience at peer companies, and benchmarking and performance data, the Board determined that appointing Mr. Flannery as chair and CEO (following a brief transition period in which Mr. Immelt continued to serve as the chair after retiring as CEO) was in the best interests of the company and its shareowners. In the Board's view, this structure continues to allow our CEO to speak for and lead the company and Board while also providing for effective oversight and independent leadership by an independent director. The Board will continue to monitor the appropriateness of this structure.

**HOW WE SELECT THE LEAD DIRECTOR.** The Governance Committee considers feedback from the current lead director, our Board members and the chairman, and then makes a recommendation to the Board's independent directors. The independent directors elect the lead director, taking into account the recommendation of the committee. Jack Brennan, chair emeritus of the Vanguard Group, was elected as the lead director in 2014. Under the Board's Governance Principles, Mr. Brennan also serves as chair of the Compensation Committee. In the event of Mr. Brennan's incapacity, the chair of the Governance Committee would serve as the lead director until the independent directors selected a new lead director.

**THE LEAD DIRECTOR'S ROLE.** The lead director focuses on overseeing the Board's processes and prioritizing the right matters. Specifically, the lead director has the following responsibilities (and may also perform other functions at the Board's request), as detailed in the Board's Governance Principles:

— **Board leadership —** provides leadership to the Board in any situation where the chairman's role may be perceived to be in conflict, and chairs meetings when the chairman is absent

— **Leadership of independent director meetings —** leads independent director meetings, which are scheduled at least three times per year (in addition to the numerous informal sessions that occur throughout the year) without any management directors or GE employees present

— **Additional meetings —** calls additional Board or independent director meetings as needed

— **Chairman-independent director liaison —** regularly meets with the chairman and serves as liaison between the chairman and the independent directors

— **Shareowner communications —** makes himself/herself available for direct communication with our major shareowners

## BOARD LEADERSHIP STRUCTURE



LEAD DIRECTOR ELECTED SOLELY BY INDEPENDENT DIRECTORS

CHAIRMAN OF THE BOARD & CEO

INDEPENDENT DIRECTORS



LEAD DIRECTOR ALSO SERVES AS:

COMPENSATION COMMITTEE CHAIR

— **Board priorities —** works with the chairman to propose an annual schedule of major Board discussion items

— **Board agenda, schedule & information —** approves the agenda, schedule and information sent to directors

— **Board governance processes —** works with the Governance Committee to guide the Board's governance processes, including succession planning and the annual Board self-evaluation

— **Board leadership structure review —** oversees the Board's periodic review and evaluation of its leadership structure

— **Chairman evaluation —** leads annual chairman evaluation

— **Committee chair selection —** advises the Governance Committee in choosing committee chairs

# How We Oversee & Manage Risk

A disciplined approach to risk is important in a diversified organization like ours to ensure that we are executing according to our strategic objectives and that as a company we only accept risk for which we are adequately compensated.

## Board Oversight

The Board has oversight for risk management at GE with a focus on the most significant risks facing the company, including strategic, operational, financial and legal and compliance risks. With the phasing out of the Industrial Risk Committee, the Board is also assuming responsibility for the oversight of cybersecurity risk and certain other risk focus areas that were previously subject to the Industrial Risk Committee's oversight, such as product quality, sourcing and supply chain risks. Throughout the year, the Board and the committees to which it has delegated responsibility dedicate a portion of their meetings to review and discuss specific risk topics in greater detail.

Following the annual meeting, the Board's delegated responsibility for the oversight of specific risks to Board committees will be as set forth below.

### AUDIT COMMITTEE

The Audit Committee oversees the policies, processes and risks relating to the financial statements, financial reporting processes, regulatory, compliance and litigation risks and auditing. The Audit Committee discusses with management the company's risk assessment and risk management practices and, when reviewing and approving the annual audit plan for the company's internal audit function, prioritizes audit focus areas based on their potential risk.

### FINANCE COMMITTEE

The Finance Committee oversees the company's capital allocation framework, including prioritization, significant decisions and risk considerations related to the company's financial resources, capital structure and investments and uses of cash. This oversight includes risks related to the competitive landscape for GE's products and services, and significant exposures related to customers, counterparties or projects. The Finance Committee also regularly reviews cash flows and capital generation versus existing targets and plans.

### GOVERNANCE COMMITTEE

The Governance Committee oversees risk related to the company's governance structure and processes and risks arising from related-person transactions. It also reviews and discusses with management risks related to GE's public policy initiatives and activities and positions on corporate social responsibilities, and it oversees the company's environmental, health and safety compliance and related risks, including climate change, country risks and reputational and other risks to the GE brand.

### COMPENSATION COMMITTEE

The Compensation Committee oversees risk associated with management resources and structure, including retention of key talent, succession planning and management development and selection processes, and it reviews executive compensation practices at GE to confirm that pay arrangements incentivize leaders to improve the company's competitive position without encouraging excessive risk taking. The Compensation Committee reviews and discusses the relationship between risk management policies and practices, corporate strategy and senior executive compensation.

## Management's Risk Assessment & Mitigation Processes

The Board's risk oversight process builds upon management's risk assessment and mitigation processes, which include reviews of strategic and operational planning; executive development and evaluation; compliance under the company's code of conduct, The Spirit & The Letter, laws and regulations; the company's integrity programs; health, safety and environmental compliance; financial reporting and controllership; and information technology and cybersecurity programs.

# How We Get Feedback from Investors

## We Have a Robust Investor Engagement Program

We conduct extensive governance reviews (i.e., assessing trends in global governance) and investor outreach throughout the year involving our directors, senior management, investor relations and legal departments. This ensures that management and the Board understand and consider the issues that matter most to our shareowners so GE can address them effectively.

## How the Board Receives Direct Feedback from Major Institutional Investors

**STRATEGY AND BUSINESS MATTERS.** From time to time, the company invites major institutional investors to meet with GE's independent directors. This complements management's investor outreach program and allows directors to directly solicit and receive investors' views on GE's strategy and performance.

**GOVERNANCE AND COMPENSATION MATTERS.** Our lead director regularly accompanies management on its governance-focused roadshow with a number of significant investors. In late 2017 and early 2018, our lead director participated in discussions with a number of our largest investors to solicit feedback on the Board's composition, executive compensation programs and the Board's role in overseeing the company's strategy and portfolio transformation.

## How We Incorporated Investor Feedback Over the Past Year

In 2017, we sought feedback from investors on a number of issues, and the Board decided to:

- Reduce the size of the Board to 12 directors;
- Establish the Finance Committee to enhance oversight of capital allocation decisions;
- Simplify our executive compensation programs by reducing the number of metrics and individual programs;
- Create greater shareowner-management alignment by delivering a greater percentage of executive compensation in the form of equity rather than cash; and
- Simplify our investor presentations by reducing the number of metrics reported.

## Investor Outreach and Our 2017 Say-On-Pay Vote

At our 2017 annual meeting, 89% of shareowners expressed support for the compensation of our named executives. Following the meeting, we met with our largest investors to review compensation actions for the past year and discuss our say-on-pay vote.

As part of its assessment of GE's executive compensation programs, the Compensation Committee reviewed these voting results, evaluated investor feedback and considered other factors discussed in this proxy statement, including the alignment of our compensation program with the long-term interests of our shareowners and the relationship between risk-taking and the incentive compensation we provide to our named executives.

### OUR INVESTOR ENGAGEMENT PROGRAM



**FALL**

Conduct face-to-face meetings between GE management & our largest investors to assess which governance & comp practices are a priority

**WINTER**

Review feedback from fall meetings with Board & use it to enhance proxy disclosures & make appropriate governance & compensation changes

**SPRING**

Conduct follow-up conversations with our largest investors to address important annual meeting issues

**ANNUAL SHAREOWNERS MEETING**

**SUMMER**

Review GE shareowner votes at our most recent annual meeting & current trends in global governance

After considering these factors, the committee decided to make the following changes to increase management accountability and more closely align management's interests with shareowners:

- Deliver a greater percentage of executive compensation in the form of equity rather than cash;
- Terminate the Long-Term Performance Awards program, which pays awards in cash, after the end of the 2018 performance cycle;
- Broaden our Performance Share Unit program across our senior executive ranks; and
- Simplify the performance metrics used across our incentive compensation programs.

These changes are discussed in more detail under "Changes to Our Compensation Plans for 2018," on page 29.

### HOW YOU CAN COMMUNICATE WITH YOUR BOARD

The Audit Committee and the independent directors have established procedures to enable anyone who has a comment or concern about GE's conduct — including any employee who has a concern about our accounting, internal accounting controls or auditing matters — to communicate that comment or concern directly to the lead director or to the Audit Committee. Information on how to submit these comments or concerns can be found on GE's website (see "Helpful Resources" on page 73).

# Other Governance Policies & Practices

## Director Attendance at Meetings

The Board expects directors to attend all meetings of the Board and the committees on which the director serves as well as the annual shareowners meeting.

**BOARD/COMMITTEE MEETINGS.** In 2017, each of our current directors attended at least 75% of the meetings held by the Board and committees on which the member served during the period the member was on the Board or committee.

**ANNUAL SHAREOWNERS MEETING.** 15 out of 18 director nominees for 2017 attended the 2017 annual meeting.

## Board Integrity Policies

**CODE OF CONDUCT.** All directors, officers and employees of GE must act ethically at all times and in accordance with GE's code of conduct (contained in the company's integrity policy, The Spirit & The Letter). Under the Board's Governance Principles, the Board does not permit any waiver of any ethics policy for any director or executive officer. The Spirit & The Letter, and any amendments to the code that we are required to disclose under SEC rules, are posted on GE's website (see "Helpful Resources" on page 73).

**CONFLICTS OF INTEREST.** All directors are required to recuse themselves from any discussion or decision affecting their personal, business or professional interests. If an actual or potential conflict of interest arises, the director is required to promptly inform the CEO and the lead director. The Governance Committee reviews any such conflict of interest. If any significant conflict cannot be resolved, the director involved is expected to resign.

## Limits on Director Service on Other Public Boards

**GE POLICY.** As discussed in detail in the Board's governance documents, and summarized in the table below, the Board has adopted policies to ensure that all of our directors have sufficient time to devote to GE matters.

| | Permitted # of public company boards (including GE) |
|---|---|
| **Public company CEOs** | 3 |
| **Other directors** | 5 |
| | **Permitted # of public company audit committees (including GE)** |
| **Audit Committee Chair** | 2 |
| **Audit Committee member** | 3 |
| | **Other restrictions** |
| **Lead Director** | Can't serve as lead director, chairman or CEO of another public company |

**HOW WE APPLIED TO TISCH.** The Board determined to waive the first limitation for Mr. Tisch, who is CEO of Loews, because the three other public company boards on which he serves are all within Loews's consolidated group of companies. Loews is a diversified holding company whose business operations are entirely conducted through its subsidiaries. Two of these subsidiaries, CNA Financial (89% owned) and Diamond Offshore Drilling (53% owned), accounted for more than 80% of Loews's revenues over the past three years. Mr. Tisch serves on the boards of these subsidiaries and on the holding company's board. Since Mr. Tisch's responsibilities as a board member of these companies are integrally related to and subsumed within his role as CEO of Loews, the Board believes that this board service does not meaningfully increase his time commitments or fiduciary duties, as would be the case with service on unaffiliated public company boards.

**HOW WE APPLIED TO BAZIN.** Mr. Bazin is in compliance with GE's policy on public board service as he serves on three public company boards, including GE. In assessing the time commitment for these boards, we note that Mr. Bazin serves on two of those boards in connection with his role as CEO of AccorHotels. In addition to serving as the Chairman of Accor, he serves on the board of China Lodging Group, in which Accor owns a stake. Accor and China Lodging Group have also entered into a strategic alliance pursuant to which China Lodging Group is the master franchiser for Accor's economy hotel business in China.

## Independent Oversight of Political Spending

The Governance Committee, composed solely of independent directors, oversees the company's political spending and lobbying. This includes political and campaign contributions as well as any contributions to trade associations and other tax-exempt and similar organizations that may engage in political activity. As part of its oversight role in public policy and corporate social responsibility, the committee is responsible for the following:

— **Policy oversight.** A yearly review of GE's political spending policies and lobbying practices.
— **Budget oversight.** Approval of GE's annual budget for political activities and a semi-annual review of how it is being spent.
— **Reporting.** Issuance of a yearly report on the company's political spending, which is available on our Sustainability website (see "Helpful Resources" on page 73).

### HOW YOU CAN FIND MORE INFORMATION ABOUT OUR GOVERNANCE PRACTICES

Each year we review GE's governance documents and modify them as appropriate. These documents include the Board's Governance Principles — which include our director qualifications and director independence guidelines — as well as Board committee charters. The web links for these materials can be found under "Helpful Resources" on page 73, and you can receive copies upon request.

# Related Person Transactions

**HOW WE REVIEW AND APPROVE TRANSACTIONS.** We review all relationships and transactions in which the company and our directors and executive officers or their immediate family members participate if the amount involved exceeds $120,000. The purpose of this review is to determine whether they have a material interest in the transaction, including an indirect interest. The company's legal staff is primarily responsible for making these determinations based on the facts and circumstances, and for developing and implementing processes and controls for obtaining information about these transactions from directors and executive officers. As SEC rules require, we disclose in this proxy statement all such transactions that are determined to be directly or indirectly material to a related person. In addition, the Governance Committee reviews and approves or ratifies any such related person transaction. As described in the Governance Principles, which are available on GE's website (see "Helpful Resources" on page 73), in the course of reviewing and approving or ratifying a disclosable related person transaction, the committee considers the factors in the box to the right.

> **FACTORS USED IN ASSESSING RELATED PERSON TRANSACTIONS**
>
> — Nature of related person's interest in transaction
> — Material transaction terms, including amount involved and type of transaction
> — Importance of transaction to related person and GE
> — Whether transaction would impair a director or executive officer's judgment to act in GE's best interest
> — Any other matters the committee deems appropriate, including any third-party fairness opinions or other expert reviews obtained in connection with the transaction

**TRANSACTIONS FOR 2017.** During 2016, Triland Partners Limited Partnership, a company in which Mr. Garden's brother, Thomas Garden, is the managing general partner and sole owner, entered into transactions with a GE affiliate for the development and acquisition of certain renewable energy projects. These transactions were entered into before Mr. Garden joined the Board, and payments to Triland Partners by the GE affiliate during 2017 and 2018 for reimbursable expenses, overhead, and profit were approximately $950,000.

# Stock Ownership Information

## Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 (Exchange Act) requires GE's directors and executive officers, and persons who beneficially own more than 10% of our common or preferred stock, to file reports with the SEC regarding their initial stock ownership and changes in their ownership.

**GE PRACTICES.** As a practical matter, GE assists its directors (other than Mr. Garden whose filings are made on his behalf by personnel at Trian Fund Management, L.P. (Trian)) and executive officers by monitoring transactions and completing and filing Section 16 reports on their behalf.

**TIMELINESS OF 2017 REPORTS.** Based solely on a review of the reports filed for fiscal 2017 and related written representations, we believe that all of our executive officers and directors filed the required reports on a timely basis under Section 16(a).

# Common Stock & Total Stock-Based Holdings Table

The following table includes all GE stock-based holdings, as of December 31, 2017, of our directors and nominees, named executives, current directors and executive officers as a group, and beneficial owners of more than 5% of our common stock.

| Directors & Nominees | Common Stock | Total |
|---|---|---|
| Sébastien M. Bazin | 0 | 19,619 |
| W. Geoffrey Beattie | 883,088 | 1,014,613 |
| John J. Brennan | 35,000 | 111,797 |
| H. Lawrence Culp, Jr. | 12,592 | 12,592 |
| Francisco D'Souza | 91,500 | 145,806 |
| Marijn E. Dekkers | 41,000 | 87,418 |
| Edward P. Garden | 70,851,055 | 70,853,818 |
| Peter B. Henry | 0 | 17,590 |
| Susan J. Hockfield | 0 | 92,446 |
| Thomas W. Horton | 0 | 0 |
| Andrea Jung | 7,519 | 160,832 |
| Risa Lavizzo-Mourey | 15,000 | 21,598 |
| Rochelle B. Lazarus | 38,372 | 262,322 |
| Steven M. Mollenkopf | 5,500 | 18,513 |
| James J. Mulva | 4,105 | 155,944 |
| James E. Rohr | 57,425 | 89,587 |
| Mary L. Schapiro | 7,100 | 49,205 |
| Leslie F. Seidman | 0 | 0 |
| James S. Tisch | 3,540,000 | 3,630,773 |
| **Total** | **75,589,256** | **76,744,473** |

| Named Executives | Common Stock | | |
|---|---|---|---|
| | Stock | Options | Total |
| John L. Flannery | 683,109 | 2,090,000 | 4,043,709 |
| Jamie L. Miller | 240,207 | 935,000 | 2,019,207 |
| David L. Joyce | 537,287 | 3,584,000 | 4,610,975 |
| Jeffrey R. Immelt | 2,607,745 | 1,100,000 | 4,403,324 |
| Jeffrey S. Bornstein | 264,383 | 4,143,500 | 4,493,717 |
| Elizabeth J. Comstock | 271,099 | 2,621,500 | 3,003,912 |
| John G. Rice | 601,502 | 5,690,000 | 6,870,292 |
| **Total** | **5,205,332** | **20,164,000** | **29,445,136** |

| Current Directors & Executives | Common Stock | Total |
|---|---|---|
| As a group (23 people) | 92,016,775 | 97,511,923 |

| 5% Beneficial Owners | Common Stock |
|---|---|
| BlackRock, Inc. | 531,736,188 |
| The Vanguard Group | 613,678,452 |
| **Total** | **1,145,414,640** |

## PERCENTAGE OWNERSHIP

— **No director or named executive** owns more than one-tenth of 1% of the total outstanding shares of GE common stock. Funds managed by Trian, of which Mr. Garden is the Chief Investment Officer, own 0.8% of our outstanding shares, though Mr. Garden disclaims beneficial ownership of these shares.

— **BlackRock and Vanguard** own 6.1% and 7.1%, respectively, of our total outstanding shares.

**COMMON STOCK.** This column shows beneficial ownership of our common stock as calculated under SEC rules. Except to the extent noted below, everyone included in the table has sole voting and investment power over the shares reported. None of the shares are pledged as security by the named person, although standard brokerage accounts may include non-negotiable provisions regarding set-offs or similar rights.[1] For the named executives, this column also includes shares that may be acquired under stock options that are currently exercisable or will become exercisable within 60 days (see the Options sub column).

**TOTAL.** This column shows the individual's total GE stock-based holdings, including voting securities shown in the Common Stock column (as described above), plus non-voting interests that cannot be converted into shares of GE common stock within 60 days, including, as appropriate, PSUs, RSUs, DSUs, deferred compensation accounted for as units of GE stock, and stock options. PSUs include awards granted in 2015 that were ultimately cancelled in February 2018. As described under "Director Compensation" on page 53, directors must hold the DSUs included in this column until one year after leaving the Board.

**COMMON STOCK & TOTAL.** Both columns include the following shares over which the named individual has shared voting and investment power through family trusts or other accounts: Beattie (883,088),[2] Dekkers (40,000), Garden (70,851,055),[3] Jung (69), Lazarus (8,000), Mulva (4,105), Rohr (57,425) and Tisch (3,540,000).[4]

**CURRENT DIRECTORS & EXECUTIVES.** These columns show ownership by our current directors and executive officers (therefore excluding any shares owned by Mr. Culp, Mr. Horton, Ms. Seidman, Mr. Immelt, Mr. Bornstein or Ms. Comstock). This row includes: (1) 14,174,000 shares that may be acquired under stock options that are or will become exercisable within 60 days, (2) 5,000 RSUs that vested within 60 days, and (3) 75,386,336 shares over which there is shared voting and investment power. Current directors and executive officers as a group own approximately 1.1% of GE's total outstanding shares, including those shares owned by the Trian Entities (as defined below).

**5% BENEFICIAL OWNERS.** This column shows shares beneficially owned by BlackRock, Inc., 55 East 52nd Street, New York, NY 10055, and The Vanguard Group, 100 Vanguard Blvd., Malvern, PA 19355, as follows:

| (# of shares) | BlackRock | Vanguard |
|---|---|---|
| Sole voting power | 460,148,712 | 12,198,552 |
| Shared voting power | 0 | 1,908,608 |
| Sole investment power | 531,736,188 | 599,874,537 |
| Shared investment power | 0 | 13,803,915 |

The foregoing information is based solely on a Schedule 13G/A filed by BlackRock with the SEC on February 8, 2018, and a Schedule 13G/A filed by Vanguard with the SEC on February 9, 2018, as applicable.

See footnotes on next page.

GOVERNANCE

1 For Mr. Garden, this column refers to 70,851,055 shares owned by the Trian Entities (as defined below). Trian, an institutional investment manager, serves as the management company for Trian Partners, L.P., Trian Partners Master Fund, L.P., Trian Partners Master Fund (ERISA), L.P., Trian Partners Parallel Fund I, L.P., Trian Partners Strategic Investment Fund II, L.P., Trian Partners Strategic Investment Fund-A, L.P., Trian Partners Strategic Investment Fund-N, L.P., Trian Partners Strategic Investment Fund-D, L.P., Trian Partners Strategic Fund-G II, L.P., Trian Partners Strategic Fund G-III, L.P., Trian Partners Co-Investment Opportunities Fund, Ltd., Trian SPV (Sub) X, L.P., Trian Partners Strategic Fund-K, L.P. and Trian Partners Strategic Fund-C, Ltd. (collectively, the Trian Entities) and as such determines the investment and voting decisions of the Trian Entities with respect to the shares of the company held by them. None of such shares are held directly by Mr. Garden. Of such shares, 37,711,617 shares are currently held in the ordinary course of business with other investment securities owned by the Trian Entities in co-mingled margin accounts with a prime broker, which prime broker may, from time to time, extend margin credit to certain Trian Entities, subject to applicable federal margin regulations, stock exchange rules and credit policies. Mr. Garden is a member of Trian Fund Management GP, LLC, which is the general partner of Trian, and therefore is in a position to determine the investment and voting decisions made by Trian on behalf of the Trian Entities. Accordingly, Mr. Garden may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Exchange Act) the shares owned by the Trian Entities. Mr. Garden disclaims beneficial ownership of such shares for all other purposes.

2 For Mr. Beattie, this refers to 16,390 shares owned by family trusts, 66,698 shares held through a holding company and 800,000 shares held through an investment company. Mr. Beattie disclaims beneficial ownership of those shares held through the investment company.

3 As described in note 1 above, these shares are owned by the Trian Entities.

4 For Mr. Tisch, this refers to 540,000 shares owned by a Tisch family trust and 3,000,000 shares owned by Loews Corporation, of which Mr. Tisch is the CEO, President, a director and shareholder. Mr. Tisch disclaims beneficial ownership of the shares owned by Loews Corporation except to the extent of his pecuniary interest, if any, in those shares.

# Compensation

## Management Proposal No. 1
### ADVISORY APPROVAL OF OUR NAMED EXECUTIVES' PAY

**What are you voting on?**

In accordance with Section 14A of the Exchange Act, we are asking shareowners to vote on an advisory basis to approve the compensation paid to our named executives, as described in this proxy statement.

**Why the Board recommends a vote FOR the say-on-pay proposal.** The Board believes that our compensation policies and practices are effective in achieving the company's goals of:

— **Promoting accountability** for performance.
— **Rewarding** sustained financial and operating performance and withholding compensation when those objectives are not achieved.
— **Aligning** our executives' interests with those of our shareowners to create long-term value.
— **Motivating** executives to remain with us for long and productive careers.

**Impact of the say-on-pay vote.** This advisory proposal, commonly referred to as a "say-on-pay" proposal, is not binding on the Board. However, the Board and the Compensation Committee will review and consider the voting results when evaluating our executive compensation program.

**We hold say-on-pay votes annually.** Under the Board's policy of providing for annual say-on-pay votes, the next say-on-pay vote will occur at our 2019 annual meeting.

✓ **YOUR BOARD RECOMMENDS A VOTE FOR THE SAY-ON-PAY PROPOSAL**

## Overview of Our Executive Compensation Program

Although the executive compensation discussion in this proxy statement focuses on the compensation decisions for our named executives — John Flannery (Chair & CEO), Jamie Miller (SVP & CFO), David Joyce (Vice Chair & CEO of Aviation), Jeff Immelt (Former Chair & CEO), Jeff Bornstein (Former Vice Chair & CFO), Beth Comstock (Former Vice Chair & CEO, Business Innovations) and John Rice (Vice Chair & Former CEO, Global Growth Organization) — our executive compensation programs apply broadly across GE's employee ranks. Approximately 3,800 executives receive equity incentives and participate in our annual cash bonus plan, and a subset of our senior executives participate in our long-term performance award program. We strive to pay fair and competitive wages to all of our employees, considering the specific job markets in which they work and peer compensation.

### Key Considerations in Setting Pay

This section describes the key considerations the Compensation Committee takes into account when designing pay programs and making compensation decisions. This past year was a difficult one for the company, and management's execution on the company's operating framework fell substantially short of expectations. As a result, these plans paid out significantly less than in prior years, and the committee determined that our named executives, other than Mr. Joyce, would not receive annual cash bonuses for 2017. Additionally, the committee decided to cancel the 2015 PSU awards, despite the fact that one of the performance goals was met for the period. These results also played a part in the committee's decision to undertake a comprehensive evaluation of our compensation programs, solicit investor feedback and, ultimately, make changes to our compensation programs for 2018. We believe these changes will drive better performance and alignment with investors, while continuing to promote accountability, as further described below.

#### EMPHASIS ON CONSISTENT, SUSTAINABLE AND RELATIVE PERFORMANCE

Our compensation program provides the greatest pay opportunity for named executives who demonstrate superior performance for sustained periods of time. It also rewards them for executing GE's strategy through business cycles. In evaluating performance consistency, we also weigh the performance of each named executive relative to peers in the relevant industry segment or function.

#### CHALLENGING PERFORMANCE METRICS ALIGNED TO OUR INVESTOR FRAMEWORK

We typically set performance metrics for our incentive compensation programs that match our short-term and long-term operating frameworks. We set target performance levels that are challenging but achievable with good performance, and maximum performance levels that represent stretch goals.

#### EMPHASIS ON FUTURE PAY OPPORTUNITY VERSUS CURRENT PAY

The Compensation Committee strives to provide an appropriate mix of compensation elements, including finding a balance between current and long-term compensation and between cash and equity incentive compensation. Cash payments primarily are aligned with and reward more recent performance, while equity awards encourage our named executives to continue to deliver results over a longer period of time and also serve as a retention tool. The committee believes that most of our named executives' compensation should be contingent on company performance, primarily long-term operating and stock-price performance. Consistent with this belief, the committee has decided to terminate the cash-based Long-Term Performance Award (LTPA) program, after the conclusion of the current performance cycle in 2018, and in the future, we expect a greater percentage of our executive compensation to be paid in the form of equity.

## COMPENSATION COMMITTEE JUDGMENT

Our compensation programs balance arrangements where the payouts are tied to specific quantitative performance objectives with those where the committee evaluates a broad range of quantitative and qualitative factors, such as reliability in delivering financial and growth targets, sustainability-focused measures (including performance in light of risk assumed), performance in the context of the economic environment relative to other companies, a track record of integrity, good judgment, the ability to create further growth and lead others, and the absolute size of total pay packages. The committee exercised its discretion with respect to the 2017 awards by determining not to pay a bonus to most of our named executives and by cancelling the 2015 PSU awards, despite the fact that one of the performance goals was met.

## BALANCE BETWEEN OVERALL COMPANY AND BUSINESS UNIT RESULTS

The committee believes that the named executives, as key members of the company's leadership team, share the responsibility to support GE's overall goals and performance. This compensation philosophy is most clearly reflected in our annual equity incentive grants, which tie executives' pay across our businesses to overall company performance. In addition, the committee believes that there should also be clear accountability for the performance of one's business or function. As a result, beginning in 2018, the annual cash bonus program will be funded at each of our top-tier businesses based upon individual business results, while our corporate executives (other than our segment CEOs) who have broad horizontal responsibilities across GE, will continue to be compensated based upon overall GE results.

## CONSIDERATION OF RISK

Our compensation programs are balanced and also focused on the long term so that our named executives can achieve the highest compensation through consistent superior performance over sustained periods of time. In addition, large amounts of compensation are usually deferred or realizable only upon retirement, providing strong incentives to manage for the long term while avoiding excessive risk-taking in the short term. Compensation is also balanced among current cash payments, deferred cash and equity awards. Our equity awards also have specific holding requirements for senior executives, which also discourages excessive risk taking. The Compensation Committee retains discretion to adjust compensation pursuant to our clawback policy as well as for quality of performance and adherence to company values. See "Clawbacks and Other Remedies for Potential Misconduct" on page 51 for more information.

# Primary Compensation Elements for 2017

The table below sets forth the primary elements of our executive compensation programs. In 2017, the Compensation Committee decided to terminate the LTPA program after the current award cycle concludes in 2018. Additionally, the committee decided not to award any PSUs to the executive team in 2017. In February 2018, the committee made PSU grants to our current named executives. See "Changes to Our Compensation Plans for 2018" on page 29.

| | Salary | Bonus | LTPAs | PSUs | Options | RSUs |
|---|---|---|---|---|---|---|
| **Who receives** | All named executives | | | | | All named executives except CEO |
| **When granted** | Reviewed every 18 months | Annually in February or March for prior year | Every 3 years — final cycle 2016–2018 | Generally annually | | |
| **Form of delivery** | Cash | | Generally cash | Equity | | |
| **Type of performance** | Short-term emphasis | | Long-term emphasis | | | |
| **Performance period** | Ongoing | 1 year | 3 years | | Generally 5-year vesting period | |
| **How payout determined** | Committee judgment | Mix of formulaic pool funding & committee judgment | Formulaic; committee verifies performance before payout | | Formulaic; depends on stock price on exercise/vest date | |
| **Most recent performance measures** | N/A | 7 financial metrics & strategic goals | 5 financial metrics | 2 financial metrics & relative TSR modifier | Stock price appreciation | |
| **What is incentivized** | **Balance against excessive risk taking** | **Deliver on annual investor framework** | **Deliver on long-term investor framework** | **Outperform peers** | **Increase stock price** | **Balance against excessive risk taking** |

COMPENSATION

# Changes to Our Compensation Plans for 2018

As part of our ongoing re-look at the company, we are making significant changes to our executive compensation programs. These changes are designed to simplify our programs, in terms of both number of programs and goals, and to more closely align leaders across the company to our investors.

**SHIFT FROM CASH TO EQUITY.** Going forward we expect a greater percentage of our leadership team's compensation to be paid in equity, rather than cash. The most significant reflection of this change was the Compensation Committee's decision to eliminate the LTPA program, which pays out in cash, at the conclusion of its current cycle in 2018. The shift to equity is also reflected in Mr. Flannery's salary, which is 47% lower than the salary paid to Mr. Immelt.

**FEWER GOALS, WITHOUT OVERLAPS.** Beginning in 2018, we will have fewer goals in our compensation programs. In addition to eliminating the goals that determined payouts under the LTPA after the current performance cycle, we will also reduce the number of goals used to determine annual bonuses to focus on two — an earnings metric and a cash metric. By contrast, the 2017 bonus program had five financial performance goals and, for the CEO and his direct reports, two modifiers, as well as a series of strategic goals.

Consistent with prior years, we will disclose the threshold, target and maximum goals for these performance metrics in the 2019 proxy.

**2018 PSUs** have an approximately three-year performance cycle and will pay out in equity based upon a single performance metric: GE Total Shareholder Return (TSR) versus the S&P 500 from the grant date of February 26, 2018 through December 31, 2020. PSUs will be earned as follows (with proportional adjustment for performance between threshold, target and maximum):

| Threshold | Target | Maximum |
|---|---|---|
| 35th percentile | 55th percentile | 80th percentile |
| Earn 25% | Earn 100% | Earn 175% |

The Compensation Committee determined that a single TSR-based metric for the PSUs was appropriate given the difficulty in setting other performance targets during the ongoing portfolio review. Achievement of the performance metric will be adjusted to reflect any change in GE's capital structure. Additionally, any equity awarded to our executives as a result of the vesting of the PSUs will have a mandatory one-year hold period, regardless of whether the executive has satisfied the company's stock ownership requirement. Following the completion of our portfolio review, the committee anticipates using operating metrics for determining the performance conditions of any future PSU grants.

Our current named executives received the following 2018 PSU awards: Mr. Flannery (800,000), Ms. Miller (200,000) and Mr. Joyce (116,700). These awards were larger than what otherwise might have been awarded due to the fact that no PSUs were awarded in 2017.

**FOCUS ON BUSINESS PERFORMANCE.** Our bonus program going forward will be funded for each segment (e.g., Power, Aviation) based solely on the segment's performance, rather than being based on company performance. Funding of the bonus pool for eligible employees at Corporate will continue to be based on companywide results, with certain functions within Corporate having separate, function-specific targets and pool funding.

**GENERAL SHIFT FROM OPTIONS TO RSUs.** Equity awards for our broader leadership team will generally be granted in RSUs, rather than options, and these awards will generally vest over three years, rather than five, which we believe is more consistent with peer programs and aligned to current goal setting. We expect that the CEO will only receive PSUs, and that his direct reports at the senior vice president level and above will receive a mix of RSUs and PSUs.

# How Our Incentive Compensation Plans Paid Out for 2017

COMPENSATION

This section provides an overview of how GE performed against the goals established under its 2017 annual bonus program and the 2015 PSUs. See "Compensation Actions for 2017" on page 34 for amounts paid to the named executives as well as how we assessed their individual performance. See "Long-Term Performance Awards (LTPAs)" on page 44 for information on our 2016–2018 LTPAs.

## 2017 Annual Bonuses

**BONUS POOL FUNDED AT 24%.** The Corporate bonus pool was funded at 24%, based on achievement of only 20% of our financial goals and 35% of our strategic goals, which were weighted at 75% and 25%, respectively. However, none of our named executives other than David Joyce, Vice Chair & CEO, Aviation, received a bonus for 2017. The results for the Corporate bonus pool funding are shown below.



| GE Performance metrics | Actual | Threshold (75%) | Target (100%) | Maximum (125%) | Component Weight | Result | Bonus Pool Funding |
|---|---|---|---|---|---|---|---|
| **FINANCIAL GOALS*** | | Committee evaluates quantitatively | | | 75% | 20% | 24%** |
| **EARNINGS PER SHARE** (Industrial operating + GE Capital Verticals earnings)/(average # of diluted shares) | ($0.45) | $1.60 | $1.65 | $1.70 | 15% | Missed | |
| **ORGANIC REVENUE GROWTH** (Change in Industrial segment revenues — impact of acquisitions, dispositions & FX) | 0% | 3% | 4% | 5% | 15% | Missed | |
| **INDUSTRIAL OPERATING MARGIN EXPANSION** (Change in Industrial segment profit + adjusted corporate operating costs)/(change in Industrial revenues) | (190 bps) | 75 bps | 100 bps | 120 bps | 15% | Missed | |
| **OPERATING CASH FLOW** (Industrial CFOA + GE Capital dividend — gross capex spend + Industrial disposition proceeds after taxes) | $11B | $16B | $18B | $20B | 15% | Missed | |
| **DIGITAL ORDERS** Predix-powered + software orders | $5.2B | $4.8B | $5.2B | $5.9B | 15% | Target | |
| **STRATEGIC GOALS** (See below) | | Committee evaluates qualitatively | | | 25% | 35% | |

**FUNDING METRICS FOR THE 2017 ANNUAL BONUS POOL.** For the 2017 annual bonus program, the Compensation Committee established the following five financial goals, each weighted 15% (in addition to strategic goals), for funding the company's bonus pool: (1) Industrial Operating + GE Capital Verticals EPS; (2) Industrial segment organic revenue growth; (3) Industrial operating margin expansion; (4) operating cash flow; and (5) Predix-powered + software orders.

**ADJUSTMENTS TO BONUS PROGRAM**. The Compensation Committee maintains authority to adjust performance metrics under the bonus program. In March 2017, the committee modified the performance framework for the CEO and his direct reports at the senior vice president level and above (including all of the named executives) so that their bonuses could also be increased or decreased by 20% from what otherwise would have been payable based on achievement of two additional targets (if both targets were achieved, there would have been a 20% increase, and if both targets were missed, there would have been a 20% decrease, with no adjustment for achieving one target but missing the other). Specifically, a target was set for Industrial operating profit* of $17.2 billion for 2017, and a second target was set for reducing Industrial structural costs* by $1 billion from $24.9 billion in 2016 to $23.9 billion in 2017. The Industrial structural cost reduction target was achieved ($1.7 billion for 2017), but the Industrial operating profit target was not met ($13.9 billion for 2017), and as a result there was no impact on bonuses. For more information on how these metrics are calculated, see "Explanation of Non-GAAP Financial Measures and Performance Metrics" on page 52.

### HOW WE PERFORMED AGAINST OUR STRATEGIC GOALS

— **DRIVE EXECUTION.** GE's execution fell significantly short of expectations in 2017. The company did not meet its goals to achieve 3–5% organic revenue growth and 100 basis points of margin expansion, despite beating expectations in taking out $1.7 billion of structural cost. Additionally, operational improvement around cash generation and, in particular, inventory management did not meet our goals. While the company did not meet its overall targets, several of our operating segments, including Aviation and Healthcare, executed well on revenue growth, margins, and cash.

— **SIMPLIFY THE COMPANY AND RUN CORPORATE TO ADD VALUE**. We took actions to simplify the cost structure of the company in 2017, including reducing Industrial structural cost by $1.7 billion (ahead of target) and reducing the size of Corporate. We are working to drive a culture of increased transparency and accountability at all levels of the company to better anticipate and mitigate against the performance and cost issues we experienced in Power and Insurance in 2017. In addition, as discussed elsewhere in this proxy, we are simplifying the Board by reducing its size from 18 to 12 directors, and adding three new directors with relevant industry experience and operational skills.

*Non-GAAP financial measures (other than Digital orders). For information on how these metrics are calculated, see "Explanation of Non-GAAP Financial Measures and Performance Metrics" on page 52.
**Percentages may not add due to rounding.

— **CREATE A MORE VALUABLE PORTFOLIO.** In July 2017, GE completed the combination of our legacy Oil & Gas business with Baker Hughes, creating Baker Hughes, a GE company, a full stream oil and gas company. GE also completed the sale of the Water business and disposed of the remaining financial services assets under the GE Capital exit plan. Although an agreement was reached for the sale of Industrial Solutions during the year, the transaction did not close during the year as originally anticipated. The company made significant progress in identifying markets and industries where it expects to focus in the future.

— **MAKING BIG BETS ON THE FUTURE OF INDUSTRIAL PRODUCTIVITY.** The company made significant progress on Digital and Additive manufacturing initiatives, which we see as key to our future productivity. Digital increased Predix orders by more than 100%, with more than 1,000 customers on Predix-powered solutions at the end of 2017. The team successfully integrated ServiceMax, Meridium and other acquisitions. In light of this rapid growth, additional time was spent stabilizing the platform and ensuring scalability for customers. The company also decided to focus sales efforts on customers in GE's core vertical Industrial businesses. In terms of Additive manufacturing, we acquired GeonX, integrated Concept Laser and secured nearly all of the outstanding shares of Arcam, expanding our materials catalog and our production capacity by 50%. We also significantly increased internal supply chain capability and are on track to significantly increase our part applications by 2020.

The Compensation Committee assessed GE's performance on its strategic goals at 35% because despite achieving several important goals, a number of goals were not achieved. In the view of the committee, the company continues to need to work on performance and execution, expanding growth and improving margins, improving capital allocation and other key goals.

## HOW WE EVALUATED BUSINESS PERFORMANCE AND ALLOCATED THE BONUS POOL

**CORPORATE.** Each of our named executives other than Mr. Joyce was evaluated based upon the achievement of performance goals for the overall company and, as noted above, the Compensation Committee exercised its discretion and did not grant bonuses to these named executives for 2017 in light of the company's performance.

**AVIATION.** Mr. Joyce's performance was based upon the Aviation business, for which he is the CEO. The Aviation business performed very strongly in 2017. The Aviation business's bonus pool was funded at 43% of target, reflecting the lower overall company bonus pool funding, and based on the following performance assessment:

– **Financial.** Aviation exceeded its operating plan on free cash flow, operating profit, structural cost and working capital.
– **Strategic.** Aviation continued to perform at a high level in both the commercial and military engine markets. Additionally, the Aviation team made significant strides on additive manufacturing, positioning the business for future growth in line with strategic plans.

COMPENSATION

**HOW THE BONUS PROGRAM WORKS.** We pay cash bonuses to our named executives each February or March for the prior year under a program designed to closely align incentive compensation and annual company results. Here's how the plan worked for 2017:

| | What | When | How | 2017 result |
|---|---|---|---|---|
| **STEP 1** | **DETERMINE PARTICIPANTS & SET TARGET BONUSES** | Beginning of the year or upon hiring/ promotion | – All executive-level employees & above eligible to participate<br>– Target bonus is % of salary based on career band level ... for VP+ employees target = 100% of salary* | Named executives bonuses set at 100% to 150% of salary |
| **STEP 2** | **ESTABLISH PERFORMANCE GOALS** Select performance metrics & set targeted performance levels for:<br>– **the company** ... funds the bonus pool (step 4)<br>– **GE's businesses** ... allocates the pool (step 5)<br>– **individuals** ... determines individual performance adjustments (step 6) | Beginning of the year | Aligned to yearly operating framework disclosed to investors | See "2017 Annual Bonuses" on page 30 |
| **STEP 3** | **CALCULATE TARGET GE BONUS POOL** | Beginning of the year & adjusted throughout to reflect employee population changes | Sum of the aggregate amount of target bonuses established in Step 1 | N/A |
| **STEP 4** | **FUND GE BONUS POOL** Adjust target bonus pool down or up (with a cap of 125% of target) | End of the year | Formulaic, based on GE's performance against target performance levels for financial goals (75%) & the committee's view of GE's performance on its strategic goals (25%) | Bonus pool funded at 24% (vs. 80% for 2016) |
| **STEP 5** | **ALLOCATE POOL TO BUSINESSES & CORPORATE** Allocate GE bonus pool among each of our businesses & Corporate ... expressed as a funding % & can be higher or lower than 100%** | End of the year | – **First, assess business performance** ... based on the GE CEO's view of the business' performance against financial goals (50%) & strategic goals (50%)**<br>– **Second, adjust business funding %** ... based on bonus pool funding & ensures "sum of the parts" doesn't exceed overall pool | Business funding percentages ranged from 0–43% (after adjusting for bonus pool funding) |
| **STEP 6** | **DETERMINE INDIVIDUAL BONUSES** Adjust bonuses upward or downward from target (see Step 1) to reflect GE, business & individual performance | After year-end | – **60% formulaic,** based on funding % for the named executives' business<br>– **40% subjective,** based on individual performance | Joyce received $1.39 million (including an extraordinary performance award), all other named executives received $0 |

*As part of the transition from the prior bonus program (in effect before 2015), any individual, including the named executives, whose 2014 bonus payment as a percentage of salary was higher than the target bonus percentage under the new program has a target bonus equal to their bonus under the prior program (until such time as their salaries increase to the point where their target bonus is consistent with their seniority level).

**The amount allocated to Corporate typically reflects the overall bonus pool funding percentage, but may be adjusted depending on the amounts allocated to the businesses.

# 2015 PSU Grants

**2015 PSUs CANCELLED.** In February 2018, the Compensation Committee cancelled the PSUs that were granted to executives in 2015, including all of the named executives. The company met one of two goals under the PSUs, earning $88.7 billion in total cash during the 2015–2017 period, compared to a threshold of $87 billion. The second goal, which was based on operating margin for 2017, was not met, achieving only 12.1% margins compared to a threshold of 16.5%. Under the formula for the PSUs, after the 25% downward adjustment for being in the bottom 40% of the S&P 500 in terms of TSR, the PSUs would have paid out at 25%.

Despite achieving one of the goals, the committee nonetheless determined that a payout for the PSUs was not appropriate, and cancelled the awards. The value forfeited by the named executives was $7.2 million, based on the closing price of GE stock on February 26, 2018, the date the committee made its determination.

| PERFORMANCE METRICS | Weighting | 2015 PSUs |
| --- | --- | --- |
| **Total cash (2015–2017)*** | 50% | Actual: $88.7 billion — Threshold: $87 billion   **Target:** $92 billion |
| **Operating margin (2017)*** | 50% | Actual: 12.1% — Threshold: 16.5%   **Target:** 16.75% |
| **Relative TSR vs. S&P 500 (2015–2017)** | +/- 25% adjustment | Actual: <40% — 40th percentile   75th percentile   100th percentile |

**Total cash** = GE CFOA (Industrial CFOA + dividends from GE Capital) + proceeds from Industrial dispositions (after tax)

**Operating margin** = Industrial segment operating margin (excludes adjusted corporate operating costs)

**Relative TSR =**

— If GE TSR performance ≥ 75th percentile of S&P 500 ↑ positive 25% adjustment

— If GE TSR performance ≤ 40th percentile of S&P 500 ↓ negative 25% adjustment

— If GE TSR performance = 50th percentile ➜ no adjustment (with proportional adjustment for performance between 40th and 75th percentiles)

*For information on how we calculate performance metrics, see "Explanation of Non-GAAP Financial Measures and Performance Metrics" on page 52.

**COMPENSATION**

# Compensation Actions for 2017

## Aligning CEO Pay with Investors



### John Flannery

**CHAIRMAN (SINCE OCTOBER 2, 2017) & CEO (SINCE AUGUST 1, 2017)**

AGE: 56

EDUCATION: FAIRFIELD UNIVERSITY, MBA, WHARTON

GE TENURE: 31 YEARS

**PERFORMANCE.** As the Chairman & CEO, Mr. Flannery plays a critical role in shaping the company's strategy and delivering on the performance framework for the company. As such, when Mr. Flannery was appointed as CEO, the Compensation Committee determined that his performance goals would be the same as the financial and strategic goals that were set for the overall company, including the additional targets that were set in

March 2017 (see "2017 Annual Bonuses" on page 30). The Compensation Committee determined that despite the significant progress Mr. Flannery had made on setting out a strategic path for the company, and the strong performance of the Healthcare business during the first half of the year, he would not receive a bonus in light of the poor overall performance of the company.

**PAY.** Upon his appointment as CEO, Mr. Flannery's salary was set at $2,000,000. The Compensation Committee did not award Mr. Flannery a bonus (with his concurrence), despite the 24% funding for the company bonus pool. The committee granted Mr. Flannery an equity award of 600,000 stock options with a grant date fair value of $2.1 million in September 2017. The Compensation Committee did not award the PSU portion of Mr. Flannery's planned 2017 award as it continued to assess the appropriate performance metrics and targets for the awards.

## Changes in Our CEO Compensation Structure

As part of the CEO transition in 2017, the Compensation Committee made the following changes to the CEO compensation structure to increase accountability and alignment with investors: (1) set a significantly lower base salary for Mr. Flannery compared to Mr. Immelt; (2) increased the target bonus from 100% to 150% of salary; and (3) increased the percentage of compensation delivered in the form of equity, including determining that Mr. Flannery's 2016–2018 LTPA grant would be paid out (to the extent there is a payout) in stock rather than cash.

## Equity Grants in 2017

Historically our Compensation Committee granted equity awards in the fall of each year. For the named executives, this generally consisted of PSUs and stock options (weighted 2/3 PSUs) for our CEO, and PSUs, RSUs and stock options (each weighted 1/3) for our other named executives. This past fall, the committee granted equity awards to our named executives (other than Mr. Immelt due to his pending retirement) in line with this framework, except that, in light of management and the Board's re-look at the company, including the investor performance framework and strategy, as well as the committee's expectation that in 2018 it would start to grant equity awards in the first quarter of the year, the committee deferred granting PSUs until February 2018 to allow the committee more time to consider the appropriate performance metrics and targets. As a result, the annual equity grants to our named executives in 2017 do not include PSUs and, therefore, have a lower total grant date fair value (2/3 lower for the CEO, 1/3 lower for the other named executives) than they otherwise would have had the PSU portion of the grant been included. In February 2018, the committee made PSU awards to our named executive officers, subject to the performance metrics described above under "Changes to Our Compensation Plans for 2018" on page 29. Mr. Flannery received 800,000 PSUs, Ms. Miller received 200,000 PSUs, and Mr. Joyce received 116,700 PSUs.

## Compensation for Our Other Named Executives



### Jamie Miller

AGE: 49

EDUCATION: MIAMI UNIVERSITY

GE TENURE: 12 YEARS

**CURRENT AND PRIOR ROLES**
Senior Vice President & CFO (since November 1, 2017); former President & CEO, GE Transportation; former Chief Information Officer, GE; former Controller, GE

**PERFORMANCE ASSESSMENT**
The committee recognized Ms. Miller's contribution toward the strong performance of the Transportation business under her leadership in a challenging market, in addition to the ongoing portfolio review, but did not grant a bonus in light of the company's poor performance.

**COMPENSATION DECISIONS FOR 2017**
— **Base salary** — increased by 10% to $1.35 million effective April 2017, after an 18-month interval since her last salary increase that is standard for GE's named executives; subsequently increased by 7% to $1.45 million upon her promotion to CFO
— **Cash bonus** — did not receive a bonus
— **Equity grant** — $1 million grant date fair value, divided evenly between stock options and RSUs
— **Special retention grant** — 50,000 RSUs, with grant date fair value of $1.3 million for retention, awarded in July 2017



## David Joyce

AGE: 61
EDUCATION:
MICHIGAN STATE;
M.A. FINANCE,
XAVIER
GE TENURE:
38 YEARS

**CURRENT AND PRIOR ROLES**

Vice Chair, GE and President & CEO, Aviation (since 2008), leader for GE Additive; previously vice president and general manager of commercial engines and held other GM positions within Aviation

**PERFORMANCE ASSESSMENT**

The committee recognized Mr. Joyce's contribution toward the strong performance of the Aviation business in meeting nearly all of its financial and strategic goals, including exceeding goals for free cash flow, operating profit, structural cost and working capital.

**COMPENSATION DECISIONS FOR 2017**

— **Base salary** — remained flat at $1.45 million, with his last salary increase effective September 2016
— **Cash bonus** — $1.39 million, consisting of $685,000, representing 43% of $1.6 million target (same as Aviation's 43% funding), plus $700,000 for extraordinary performance at Aviation and GE Additive
— **Equity grant** — $1.39 million grant date fair value (same as the vice chairs), delivered equally between stock options and RSUs



## Jeff Immelt

AGE: 62
EDUCATION:
DARTMOUTH;
MBA, HARVARD
GE TENURE:
36 YEARS

**CURRENT AND PRIOR ROLES**

Former Chairman (retired October 2, 2017) and CEO (retired July 31, 2017), GE (since 2001)

**PERFORMANCE ASSESSMENT**

The committee did not grant Mr. Immelt any equity awards due to his pending retirement and did not grant him a bonus in light of the company's poor performance.

**COMPENSATION DECISIONS FOR 2017**

— **Base salary** — remained flat at $3.8 million, with his last salary increase effective March 2014 (paid through departure in early October 2017)
— **Cash bonus** — did not receive a bonus
— **Equity grant** — did not receive an equity grant due to his pending retirement



## Jeff Bornstein

AGE: 52
EDUCATION:
NORTHEASTERN
GE TENURE:
29 YEARS

**CURRENT AND PRIOR ROLES**

Former Vice Chair & CFO, GE (since 2013, left the company on December 31, 2017); previously CFO of GE Capital, Aircraft Engine Services and Plastics

**PERFORMANCE ASSESSMENT**

The committee did not grant Mr. Bornstein a bonus in light of the company's poor performance.

**COMPENSATION DECISIONS FOR 2017**

— **Base salary** — remained flat at $1.775 million, with his last salary increase effective July 2016
— **Cash bonus** — did not receive a bonus
— **Equity grant** — $1.39 million grant date fair value (same as the vice chairs), delivered equally between stock options and RSUs (subsequently cancelled)
— **Special retention grant** — 250,000 RSUs, with grant date fair value of $7.0 million for retention, awarded in June 2017; this grant was cancelled upon his departure



## Beth Comstock

AGE: 57
EDUCATION:
WILLIAM & MARY
GE TENURE:
25 YEARS

**CURRENT AND PRIOR ROLES**

Former Vice Chair, GE & CEO, Business Innovations (since 2015, retired December 31, 2017); previously chief marketing and commercial officer; president of integrated media at NBC Universal

**PERFORMANCE ASSESSMENT**

The committee did not grant Ms. Comstock a bonus in light of the company's poor performance.

**COMPENSATION DECISIONS FOR 2017**

— **Base salary** — increased 8% to $1.625 million, effective March 2017, after an 18-month interval since her last salary increase that is standard for GE's named executives
— **Cash bonus** — did not receive a bonus
— **Equity grant** — $1.39 million grant date fair value (same as the vice chairs), delivered equally between stock options and RSUs (subsequently cancelled)



## John Rice

AGE: 61
EDUCATION:
HAMILTON
GE TENURE:
40 YEARS

**CURRENT AND PRIOR ROLES**

Vice Chair, Former President & CEO, Global Growth Organization (since 2010, stepped down December 31, 2017 from Global Growth Organization; remaining as Vice Chair through March 31, 2018); previously CEO of Technology Infrastructure, Industrial, Energy and Transport Systems

**PERFORMANCE ASSESSMENT**

The committee did not grant Mr. Rice a bonus in light of the company's poor performance.

**COMPENSATION DECISIONS FOR 2017**

— **Base salary** — increased 7% to $2.8 million, effective January 2017, after an 18-month interval since his last salary increase that is standard for GE's named executives
— **Cash bonus** — did not receive a bonus
— **Equity grant** — $1.39 million grant date fair value (same as the vice chairs), delivered equally between stock options and RSUs

COMPENSATION

# Realized Compensation

The SEC's calculation of total compensation, as shown in the Summary Compensation Table on page 37, includes several items for which the named executives do not actually receive the amounts during the year, such as equity grants that may not vest for several years (or at all), and others that are driven by accounting and actuarial assumptions. It also excludes items that may be paid during the year, but that are attributable to prior periods. As a result, total compensation as defined by the SEC differs substantially from the compensation actually realized by our named executives in a particular year. To supplement the SEC-required disclosure, the table below shows compensation actually realized by the named executives, as reported on their IRS W-2 forms. These amounts are not a substitute for the amounts reported as SEC total compensation. Information on how realized compensation is calculated can be found in the supplemental materials on GE's proxy website (see "Helpful Resources" on page 73).

**SIGNIFICANT ITEMS IN REALIZED COMPENSATION.** For Mr. Flannery, 49% of his 2017 realized pay relates to tax equalization payments relating to global assignments that accrued in prior years but that were not paid until 2017; these payments were made to keep Mr. Flannery in the same tax-neutral position in which he would

have been, had he not moved overseas at the company's request. His realized pay also reflects $3.6 million of income related to the vesting of RSUs granted in prior years, as well as relocation and tax benefits associated with two moves (to Chicago to lead Healthcare and to Boston upon becoming CEO). For Ms. Miller, 80% of her 2017 realized pay relates to equity awards from prior years, including $8.3 million from stock option exercises and another $1.5 million from the vesting of RSUs. For Mr. Joyce, 85% of his 2017 realized pay relates to equity awards from prior years, including $16.8 million from stock option exercises and another $0.9 million from the vesting of RSUs. For Mr. Immelt, approximately 62% of his 2017 realized pay relates to the vesting of RSU and PSU awards valued at $18.2 million, most of which relate to his PSU grants that vested in March 2017, and the residual relates to RSUs that vested on his retirement. Another $4.3 million relates to Mr. Immelt's bonus for 2016, which was paid in 2017. For Mr. Bornstein, 63% of his 2017 realized pay relates to the vesting of RSUs valued at $7.1 million, some of which were accelerated under the terms of Mr. Bornstein's separation agreement (see "Option Exercises and Stock Vested Table" on page 43 and "Separation Agreement with Mr. Bornstein" on page 48).

## Realized Compensation Table

| Name | Realized Compensation | | |
| --- | --- | --- | --- |
| | 2015 | 2016 | 2017 |
| **Flannery*** | – | – | $16,005,604 |
| **Miller*** | – | – | $12,489,770 |
| **Joyce*** | – | $12,561,316 | $20,928,993 |
| **Immelt** | $10,028,885 | $27,466,598 | $29,283,346 |
| **Bornstein** | $5,266,094 | $13,638,042 | $11,181,051 |
| **Comstock*** | – | $9,348,124 | $7,225,080 |
| **Rice** | $9,671,232 | $19,154,417 | $7,870,257 |

*Under applicable SEC rules, we have excluded Mr. Flannery's and Ms. Miller's compensation for 2015 and 2016 and Ms. Comstock's and Mr. Joyce's compensation for 2015 as they were not named executives during those years.

# Summary Compensation

## Summary Compensation Table

| Name & Principal Position | Year | Salary | Bonus | PSUs & RSUs | Stock Options | LTPAs | Pension & Deferred Comp. | All Other Comp. | SEC Total | Adjusted SEC Total** |
|---|---|---|---|---|---|---|---|---|---|---|
| **John Flannery*** Chairman & CEO | 2017 | $1,737,500 | $0 | N/A | $2,076,000 | $0 | $3,255,222 | $1,931,881 | $9,000,603 | $5,800,715 |
| **Jamie Miller*** SVP & CFO | 2017 | $1,335,417 | $0 | $1,810,930 | $519,000 | $0 | $1,154,778 | $237,736 | $5,057,861 | $3,903,083 |
| **David Joyce*** Vice Chair & CEO, Aviation | 2017 | $1,450,000 | $1,385,000 | $695,240 | $692,000 | $0 | $673,996 | $264,930 | $5,161,166 | $4,487,170 |
| | 2016 | $1,333,333 | $1,524,000 | $6,212,431 | $750,000 | $0 | $2,523,853 | $239,240 | $12,582,857 | $10,059,004 |
| **Jeff Immelt** Former Chairman & CEO | 2017 | $2,864,394 | $0 | N/A | N/A | $0 | $3,373,410 | $1,873,463 | $8,111,267 | $4,982,197 |
| | 2016 | $3,800,000 | $4,320,000 | $4,673,098 | $2,142,000 | $1,624,000 | $3,580,288 | $1,185,138 | $21,324,524 | $17,962,122 |
| | 2015 | $3,800,000 | $5,400,000 | $6,238,766 | $2,964,000 | $7,614,000 | $6,336,805 | $620,376 | $32,973,947 | $26,831,472 |
| **Jeff Bornstein** Former Vice Chair & CFO | 2017 | $1,775,000 | $0 | $8,140,971*** | $692,000 | $0 | $3,796,480 | $163,272 | $14,567,723*** | $10,835,590*** |
| | 2016 | $1,687,500 | $1,920,000 | $1,532,431 | $750,000 | $739,000 | $2,882,201 | $394,601 | $9,905,733 | $7,081,503 |
| | 2015 | $1,600,000 | $2,500,000 | $2,746,623 | $1,086,800 | $3,351,200 | $1,815,193 | $161,000 | $13,260,816 | $11,497,856 |
| **Beth Comstock*** Former Vice Chair, Business Innovations | 2017 | $1,604,167 | $0 | $695,240 | $692,000 | $0 | $5,850,496 | $186,456 | $9,028,359 | $3,206,630 |
| | 2016 | $1,500,000 | $1,248,000 | $6,210,931 | $750,000 | $549,600 | $2,045,801 | $175,054 | $12,479,386 | $10,459,690 |
| **John Rice** Vice Chair, Former CEO, Global Growth Organization | 2017 | $2,800,000 | $0 | $695,240 | $692,000 | $0 | $2,552,260 | $1,137,866 | $7,877,366 | $5,586,117 |
| | 2016 | $2,625,000 | $3,278,000 | $1,532,431 | $750,000 | $1,180,600 | $4,184,304 | $1,611,666 | $15,162,001 | $11,212,853 |
| | 2015 | $2,537,500 | $4,088,000 | $2,991,242 | $1,185,600 | $5,844,600 | $1,317,517 | $1,695,689 | $19,660,148 | $18,554,554 |

*COMPENSATION*

 * Under applicable SEC rules, we have excluded Mr. Flannery's and Ms. Miller's compensation for 2016 and 2015 and Ms. Comstock's and Mr. Joyce's compensation for 2015 as they were not named executives during those years.
 ** For a description of the amounts reported in the Adjusted SEC Total column, see "Adjusted SEC Total" on page 39.
 *** Includes RSU awards with a grant date fair value of $7.7 million that were subsequently cancelled. Excluding these cancelled RSU awards, Mr. Bornstein's SEC Total compensation was $6,917,483, and his Adjusted SEC Total was $3,185,350.

**SALARY.** Base salaries for our named executives depend on the scope of their responsibilities, their leadership skills and values, and their performance and length of service. Historically, they generally have been eligible for salary increases at intervals of 18 months or longer. The amount of any increase is affected by current salary and amounts paid to peers within and outside the company. Each of the named executives contributed a portion of his or her salary to the GE Retirement Savings Plan (RSP), the company's 401(k) savings plan. The salary amount for Mr. Immelt is through his retirement in October 2017.

**BONUS.** Amounts earned under our annual cash bonus program. None of our named executives received bonuses for 2017, other than Mr. Joyce. See "How the Bonus Program Works" on page 32 for additional information.

**PSUs & RSUs.** Aggregate grant date fair value of stock awards in the form of PSUs and RSUs granted in the years shown, other than for 2017, during which only RSUs (and no PSUs) were granted. Generally, the aggregate grant date fair value is the amount that the company expects to expense for accounting purposes over the award's vesting schedule and does not correspond to the actual value that the named executives will realize from the award. In particular, the actual value of PSUs received is different from the accounting expense because it depends on performance. For example, as described under "2015 PSU Grants" on page 33, the 2015 PSU grants were cancelled by the Compensation Committee, and as a result, none of our named executives received a payout for these awards. Although the PSUs were cancelled, GE does not adjust the related amounts previously reported as compensation in the year of the PSU award to reflect the cancellation (in the case of Mr. Immelt, $6.2 million reported as compensation for him in 2015).

In accordance with SEC rules, the aggregate grant date fair value of the PSUs is calculated based on the most probable outcome of the performance conditions as of the grant date.

For Mr. Bornstein, the 2017 amounts reported under PSUs & RSUs represent a 250,000 RSU retention grant in June 2017 in connection with his promotion to Vice Chair with a grant date fair value of $7.0 million and another 28,000 RSUs granted to him in September 2017 with a grant date fair value of $0.7 million. Both awards were cancelled upon Mr. Bornstein's departure from the company, although modifications of certain awards under the terms of his separation agreement were valued at $0.5 million.

Ms. Comstock's September 2017 grant of 28,000 RSUs, which had a grant date fair value of $0.7 million, was similarly cancelled upon her retirement.

**STOCK OPTIONS.** Aggregate grant date fair value of option awards granted in the years shown. These amounts reflect the company's accounting expense and do not correspond to the actual value that the named executives will realize. For information on the assumptions used in valuing a particular year's grant, see the note on Other Stock-Related Information in GE's financial statements in our annual report on Form 10-K for that year. The stock options granted to Mr. Bornstein and Ms. Comstock in 2017 were subsequently cancelled upon their respective departures from the company. See the Long-Term Incentive Compensation Table on page 40 for additional information on 2017 grants.

**LTPAs.** Amounts earned under our Long-Term Performance Awards (LTPAs), a non-equity incentive plan arrangement, which we historically granted only once every three or more years. The LTPA program will be terminated after the conclusion of the current performance cycle, which ends in 2018. LTPA amounts reflect achievement of pre-established performance goals over the performance period. The amounts for 2016 and 2017 reflect the first- and second-year installments of the 2016–2018 LTPAs and are based on salaries in effect as of the end of the year and bonuses paid for those years, even though no amounts were paid. The $0 values for 2017 for

Messrs. Immelt, Bornstein, Rice and Ms. Comstock reflect our current expectation that the performance goals for the 2016–2018 LTPA will not be met (in which case they would not receive the amounts reported for 2016 and 2017). See "Long-Term Performance Awards (LTPAs)" on page 44 for additional information. Because Mr. Flannery, Ms. Miller and Mr. Joyce were not named executives when the 2016–2018 LTPAs were granted, their awards do not include the annual installment provision that applies to other named executives, and the amount reported for them in 2017 is therefore also $0.

**PENSION & DEFERRED COMP.** Sum of the change in pension value and above-market earnings on nonqualified deferred compensation, which break down as shown in the following table.

| Name | Change in Pension Value | Above-market Earnings |
|---|---|---|
| **Flannery** | $3,199,888 | $55,334 |
| **Miller** | $1,154,778 | $0 |
| **Joyce** | $673,996 | $0 |
| **Immelt** | $3,129,070 | $244,340 |
| **Bornstein** | $3,732,133 | $64,347 |
| **Comstock** | $5,821,729 | $28,767 |
| **Rice** | $2,291,249 | $261,011 |

**Year-over-year changes in pension value** generally are driven by changes in actuarial pension assumptions as well as increases in service, age and compensation. See "Pension Benefits" on page 46 for additional information, including the present value assumptions used in this calculation. For Ms. Comstock, the change in pension value includes early retirement allowance payments valued at $3.1 million (see "Early Retirement Agreement with Ms. Comstock" on page 48).

Above-market earnings represent the difference between market interest rates calculated under SEC rules and the 6% to 14% interest contingently credited by the company on salary that the named executives deferred under various executive deferred salary programs in effect between 1987 and 2017. See "Deferred Compensation" on page 44 for additional information.

**ALL OTHER COMP.** We provide our named executives with other benefits that we believe are reasonable, competitive and consistent with our overall executive compensation program. The costs of these benefits for 2017, minus any reimbursements by the named executives, are shown in the table below.

| Name | Life Insurance Premiums | Retirement Savings Plan | Personal Use of Aircraft | Leased Cars | Financial & Tax Planning | Relocation Benefits | Relocation Tax Benefits | Other | Total |
|---|---|---|---|---|---|---|---|---|---|
| **Flannery** | $136,456 | $9,450 | $21,398 | $14,610 | $0 | $1,051,254 | $689,059 | $9,654 | $1,931,881 |
| **Miller** | $62,120 | $9,450 | $9,177 | $21,128 | $5,300 | $127,133 | $2,694 | $734 | $237,736 |
| **Joyce** | $227,424 | $9,450 | $4,632 | $22,074 | $0 | N/A | N/A | $1,350 | $264,930 |
| **Immelt** | $226,600 | $9,450 | $133,565 | $10,708 | $0 | $819,864 | $662,711 | $10,565 | $1,873,463 |
| **Bornstein** | $107,712 | $9,450 | $10,181 | $8,497 | $24,205 | N/A | N/A | $3,227 | $163,272 |
| **Comstock** | $153,406 | $9,450 | $0 | $0 | $20,600 | N/A | N/A | $3,000 | $186,456 |
| **Rice** | $172,938 | $9,450 | $23,400 | $24,360 | $15,125 | $350,600 | $539,307 | $2,686 | $1,137,866 |

**Life Insurance Premiums.** Taxable payments to cover premiums for universal life insurance policies they own. These policies include: (1) Executive Life, which provides universal life insurance policies for the named executives totaling $3 million in coverage at the time of enrollment and increased 4% annually thereafter; and (2) Leadership Life, which provides universal life insurance policies for the named executives with coverage of 2X their annual pay (salary + most recent bonus).

**Retirement Savings Plan.** GE's matching contributions to the named executives' RSP accounts equaling 3.5% of pay up to the caps imposed under IRS rules.

**Personal Use of Aircraft.** For security purposes, prior to September 2017, the Compensation Committee required our CEO, as well as Mr. Flannery while he was CEO-elect, to use company aircraft for all air travel, including personal travel. This policy ended at the request of Mr. Flannery and with the agreement of the committee. Amounts reflect the incremental cost to GE for the named executives' personal use of company aircraft, based on the following variable costs: a portion of ongoing maintenance and repairs, aircraft fuel, satellite communications and any travel expenses for the flight crew. These amounts exclude non-variable costs, such as exterior paint, interior refurbishment and regularly scheduled inspections, which would have been incurred regardless of whether there was any personal use. Aggregate incremental cost, if any, of travel by the executive's family or guests is also included. Amounts reported for Mr. Flannery

reflect travel during the period between the announcement of his appointment as CEO and the revocation of the policy requiring him to use company aircraft. All named executives have repaid to the company the maximum amount for which reimbursement is permitted under Federal Aviation Administration rules.

**Leased Cars.** Expenses for the leased cars program, such as leasing and management fees, administrative costs and maintenance costs. This program will be discontinued at the end of 2018 for all GE officers.

**Financial & Tax Planning.** Expenses for the use of advisors for financial, estate and tax preparation and planning, and investment analysis and advice.

**Relocation Benefits.** Expenses for relocating the named executives and their families to GE's headquarters in Boston, other than Mr. Flannery, for whom this column also includes the cost of relocation expenses to Chicago in connection with the relocation of the GE Healthcare headquarters to that city in 2016 and for Mr. Rice, for whom this column includes benefits provided to him in connection with his non-permanent relocation, at the company's request, to Hong Kong. Mr. Rice returned from this assignment in April 2017. Benefits for the named executives, including the tax benefits described below, generally were consistent with those provided to all employees who were asked to relocate, except that the company's officers received a higher potential home loss buyout benefit than other employees. See "Significant Items in Realized Compensation" on page 36 for a discussion of additional amounts not reported in this column that relate to tax equalization payments from Mr. Flannery's global assignments in prior years.

With respect to Mr. Rice's relocation to Hong Kong, benefits are consistent with those we provide to employees working on non-permanent assignments outside their home countries, and consisted of: (1) cost-of-living adjustment ($137,869); (2) housing and utilities ($149,712); and (3) other expatriate and relocation allowances and expenses ($63,019). Any benefits paid in Hong Kong dollars (HKD) were converted to USD at a rate of 7.76 HKD per USD for the period.

**Relocation Tax Benefits.** Tax benefits provided in connection with relocations.

**Other.** Total amount of other benefits provided, none of which individually exceeded the greater of $25,000 or 10% of the total

amount of benefits included in the Personal Use of Aircraft, Leased Cars, Financial & Tax Planning, Relocation Benefits and Other columns for the named executive (except as otherwise described in this section). These other benefits included items such as: (1) car service fees; (2) home alarm and generator installation, maintenance and monitoring; and (3) an annual physical examination.

**SEC TOTAL.** Total compensation, as determined under SEC rules.

**ADJUSTED SEC TOTAL.** We are presenting this supplemental column to show how the Compensation Committee views the named executives' annual compensation. This column adjusts the amounts reported in the SEC Total column by subtracting the change in pension value reported in the Pension & Deferred Comp. column to show how year-over-year changes in pension value impact total compensation. The amounts reported in this column differ substantially from, and are not a substitute for, the amounts reported in the SEC Total column.

# Long-Term Incentive Compensation

## Overview of Long-Term Incentive Compensation

In recent years, GE provided the CEO and other senior leaders four different forms of long-term incentive compensation awards: Long-Term Performance Awards (LTPAs), Performance Share Units (PSUs), stock options and, for senior leaders other than the CEO, Restricted Stock Units (RSUs). In 2017, the Compensation Committee decided to terminate the LTPA program following the conclusion of the current performance cycle, which ends in 2018. In addition, the Compensation Committee did not award any PSUs to our senior leaders in 2017.

## Annual Equity Incentive Awards

**Historically, GE used a different equity compensation structure for the CEO than for other senior leaders:** The CEO typically received equity compensation solely in the form of PSUs while other senior leaders received it largely in the form of stock options. In 2015, we began granting annual equity incentive awards to all named executives (other than the CEO) in the form of stock options, RSUs and PSUs to better align the equity compensation structure for the company's most senior leaders and drive greater accountability.

**How we determine award amounts.** In recent years, our annual equity incentive awards were targeted to be equally weighted (by approximate accounting value) among stock options, RSUs and PSUs, except that the CEO's award was targeted to be weighted 2/3 PSUs and 1/3 stock options (he did not typically receive RSUs). In 2017, the Compensation Committee did not award PSUs, and only RSU and option awards were made while the committee considered the appropriate performance metrics and targets for the PSUs. In determining award amounts, the committee evaluates executives' achievement of specific performance goals — with strong emphasis on their contributions to overall company performance in addition to their individual business or function — as well as expected future contributions to GE's long-term success, using past performance as a key indicator.

— **Why we use stock options and RSUs.** We believe that stock options and RSUs are a means to effectively focus our named executives on delivering long-term value to our shareowners. Options have value only to the extent that the price of GE stock rises between the grant date and the exercise date, and RSUs reward and retain the named executives by offering them the opportunity to receive GE stock if they are still employed by us on the date the restrictions lapse.

— **Why we use PSUs.** We see PSUs as a means to focus our named executives on GE's long-term operating goals. PSUs have formulaically determined payouts that convert into shares of GE stock only if the company achieves specified performance goals. See the Outstanding Equity Awards Table on page 41 for information regarding the performance conditions for outstanding PSUs.

# Long-Term Incentive Compensation Table

The following table — also known as the Grants of Plan-Based Awards Table — shows RSUs and stock options granted to our named executives in 2017 under the 2007 Long-Term Incentive Plan, a plan that shareowners approved in 2007, 2012 and 2017. No grants were made of PSUs or LTPAs during 2017, and no grants were made to Mr. Immelt under the 2007 Long-Term Incentive Plan during 2017 in light of his retirement.

| Name | Grant Date | Award Type | Estimated Future Payouts Under Performance Share Units (#) | | | Restricted Stock Units (#) | Stock Options (#) | Stock Option Exercise Price | Grant Date Fair Value of Awards |
|---|---|---|---|---|---|---|---|---|---|
| | | | Threshold | Target | Maximum | | | | |
| **Flannery** | 9/6/2017 | Annual Equity | | | | | 600,000 | $24.92 | $2,076,000 |
| **Miller** | 7/27/2017 | Retention | | | | 50,000 | | | $1,289,500 |
| | 9/6/2017 | Annual Equity | | | | 21,000 | | | $521,430 |
| | 9/6/2017 | Annual Equity | | | | | 150,000 | $24.92 | $519,000 |
| **Joyce** | 9/6/2017 | Annual Equity | | | | 28,000 | | | $695,240 |
| | 9/6/2017 | Annual Equity | | | | | 200,000 | $24.92 | $692,000 |
| **Immelt** | N/A | N/A | | | | | | | N/A |
| **Bornstein*** | 6/9/2017 | Retention | | | | 250,000 | | | $6,955,000 |
| | 9/6/2017 | Annual Equity | | | | 28,000 | | | $695,240 |
| | 9/6/2017 | Annual Equity | | | | | 200,000 | $24.92 | $692,000 |
| | 10/6/2017 | Separation Modification* | 15,000 | 80,000 | 100,000 | | | | $490,731 |
| **Comstock*** | 9/6/2017 | Annual Equity | | | | 28,000 | | | $695,240 |
| | 9/6/2017 | Annual Equity | | | | | 200,000 | $24.92 | $692,000 |
| **Rice** | 9/6/2017 | Annual Equity | | | | 28,000 | | | $695,240 |
| | 9/6/2017 | Annual Equity | | | | | 200,000 | $24.92 | $692,000 |

*Amounts reported as RSUs and stock options for Mr. Bornstein and Ms. Comstock reflect awards previously granted that were cancelled pursuant to their separation and early retirement agreements, respectively. For Mr. Bornstein, amounts reported for PSUs reflect his continued eligibility for his existing PSU awards, originally granted in 2015 and 2016, under the terms of his separation agreement (see "Separation Agreement with Mr. Bornstein" and "Early Retirement Agreement with Ms. Comstock" on page 48).

**PERFORMANCE SHARE UNITS.** The values above for estimated future payouts of PSUs for Mr. Bornstein reflect the potential threshold, target and maximum number of PSUs that could be granted under pre-existing PSU awards for which Mr. Bornstein continued to be eligible following his separation from the company. This represents his 2015 PSU award (target 53,000 PSUs) which was subsequently cancelled in February 2018, and his 2016 PSU award (target 27,000 PSUs), which remains outstanding.

**RESTRICTED STOCK UNITS.** The number of RSUs granted in 2017, which will vest in five equal annual installments, with the first installment (20%) vesting one year from the grant date, except Ms. Miller's special retention grant in July 2017 will vest in equal installments in 2020 and 2022. Dividend equivalents are paid out only on shares actually received, except for Ms. Miller's July 2017 special retention grant, which was awarded prior to her being designated an executive officer.

**STOCK OPTIONS.** The number of stock options granted in 2017, which will vest in five equal annual installments, with the first installment (20%) becoming exercisable one year from the grant date. See the Outstanding Equity Awards Table on page 41 and "Potential Termination Payments" on page 48 for information on accelerated vesting for retirement-eligible awards.

**STOCK OPTION EXERCISE PRICE.** Stock option exercise prices reflect the closing price of GE stock on the grant date.

**GRANT DATE FAIR VALUE OF AWARDS.** Generally, the aggregate grant date fair value is the amount that the company expects to expense in its financial statements over the award's vesting schedule.

– **For stock options,** fair value is calculated using the Black-Scholes value of each option on the grant date (resulting in a $3.46 per unit value for the September grants).

– **For RSUs,** fair value is calculated based on the closing price of the company's stock on the grant date, reduced by the present value of dividends expected to be paid on GE common stock before the RSUs vest (resulting in a $27.82 per unit value for Mr. Bornstein's June grant and a $24.83 per unit value for the September grants) because dividend equivalents on unvested RSUs (granted after 2013) are accrued and paid out only if and when the award vests. For Ms. Miller's July grant, fair value was calculated based on the closing price of the company's stock on the grant date (resulting in a $25.79 per unit value).

COMPENSATION

# Outstanding Equity Awards Table

The following table — also known as the Outstanding Equity Awards at Fiscal Year-End Table — shows the named executives' stock and option grants as of year-end. It includes unexercised stock options (vested and unvested) and RSUs and PSUs for which vesting conditions were not yet satisfied as of December 31, 2017.

| Name of Executive | Grant Date | Award Type | Number Outstanding | Portion Exercisable | Exercise Price | Expiration Date | Market Value | Vesting Schedule |
|---|---|---|---|---|---|---|---|---|
| **Flannery** | 7/23/2009 | Options | 100,000 | 100,000 | $11.95 | 7/23/2019 | $550,000 | |
| | 6/10/2010 | Options | 350,000 | 350,000 | $15.68 | 6/10/2020 | $619,500 | |
| | 6/9/2011 | Options | 450,000 | 450,000 | $18.58 | 6/9/2021 | $0 | |
| | 9/7/2012 | Options | 500,000 | 500,000 | $21.59 | 9/7/2022 | $0 | |
| | 7/25/2013 | RSUs | 10,000 | | | | $174,500 | 100% on 7/25/2018 |
| | 9/13/2013 | Options | 400,000 | 320,000 | $23.78 | 9/13/2023 | $0 | 100% on 9/13/2018 |
| | 7/24/2014 | RSUs | 40,000 | | | | $698,000 | 50% in 2018 and 2019 |
| | 9/5/2014 | Options | 450,000 | 270,000 | $26.10 | 9/5/2024 | $0 | 50% in 2018 and 2019 |
| | 9/11/2015 | Options | 150,000 | 60,000 | $24.95 | 9/11/2025 | $0 | 33% in 2018, 2019 and 2020 |
| | 9/11/2015 | RSUs | 18,000 | | | | $314,100 | 33% in 2018, 2019 and 2020 |
| | 9/11/2015 | PSUs | 44,000 | | | | $767,800 | 100% in 2018, subject to performance |
| | 9/9/2016 | Options | 200,000 | 40,000 | $30.11 | 9/9/2026 | $0 | 25% in 2018, 2019, 2020 and 2021 |
| | 9/9/2016 | RSUs | 21,600 | | | | $376,920 | 25% in 2018, 2019, 2020 and 2021 |
| | 9/9/2016 | PSUs | 27,000 | | | 9/6/2027 | $471,150 | 100% in 2019, subject to performance |
| | 9/6/2017 | Options | 600,000 | | $24.92 | | $0 | 20% in 2018, 2019, 2020 and 40% in 2021 |
| **Total** | | | **3,360,600** | **2,090,000** | | | **$3,971,970** | |
| **Miller** | 9/7/2012 | Options | 325,000 | 325,000 | $21.59 | 9/7/2022 | $0 | |
| | 7/25/2013 | RSUs | 15,000 | | | | $261,750 | 100% on 7/25/2018 |
| | 9/13/2013 | Options | 350,000 | 280,000 | $23.78 | 9/13/2023 | $0 | 100% on 9/13/2018 |
| | 7/24/2014 | RSUs | 30,000 | | | | $523,500 | 50% in 2018 and 2019 |
| | 9/5/2014 | Options | 400,000 | 240,000 | $26.10 | 9/5/2024 | $0 | 50% in 2018 and 2019 |
| | 9/11/2015 | Options | 150,000 | 60,000 | $24.95 | 9/11/2025 | $0 | 33% in 2018, 2019 and 2020 |
| | 9/11/2015 | RSUs | 18,000 | | | | $314,100 | 33% in 2018, 2019 and 2020 |
| | 9/11/2015 | PSUs | 44,000 | | | | $767,800 | 100% in 2018, subject to performance |
| | 7/28/2016 | RSUs | 40,000 | | | | $698,000 | 25% in 2018, 2019, 2020, 2021 |
| | 9/9/2016 | Options | 150,000 | 30,000 | $30.11 | 9/9/2026 | $0 | 25% in 2018, 2019, 2020, 2021 |
| | 9/9/2016 | RSUs | 16,000 | | | | $279,200 | 25% in 2018, 2019, 2020, 2021 |
| | 9/9/2016 | PSUs | 20,000 | | | | $349,000 | 100% in 2019, subject to performance |
| | 7/27/2017 | RSUs | 50,000 | | | | $872,500 | 50% in 2020 and 2022 |
| | 9/6/2017 | Options | 150,000 | | $24.92 | 9/6/2027 | $0 | 20% in 2018, 2019, 2020, 2021, 2022 |
| | 9/6/2017 | RSUs | 21,000 | | | | $366,450 | 100% on 9/6/2018 |
| **Total** | | | **1,779,000** | **935,000** | | | **$4,432,300** | |
| **Joyce** | 9/9/2008 | Options | 100,000 | 100,000 | $28.12 | 9/9/2018 | $0 | |
| | 6/10/2010 | Options | 650,000 | 650,000 | $15.68 | 6/10/2020 | $1,150,500 | |
| | 6/9/2011 | Options | 700,000 | 700,000 | $18.58 | 6/9/2021 | $0 | |
| | 9/7/2012 | Options | 700,000 | 700,000 | $21.59 | 9/7/2022 | $0 | |
| | 9/13/2013 | Options | 500,000 | 500,000 | $23.78 | 9/13/2023 | $0 | |
| | 9/5/2014 | Options | 550,000 | 550,000 | $26.10 | 9/5/2024 | $0 | |
| | 9/11/2015 | Options | 184,000 | 184,000 | $24.95 | 9/11/2025 | $0 | |
| | 9/11/2015 | RSUs | 30,000 | | | | $523,500 | 33% in 2018, 2019, 2020 |
| | 9/11/2015 | PSUs | 53,000 | | | | $924,850 | 100% in 2018, subject to performance |
| | 7/28/2016 | RSUs | 150,000 | | | | $2,617,500 | 100% on 12/31/19 |
| | 9/9/2016 | Options | 200,000 | 200,000 | $30.11 | 9/9/2026 | $0 | |
| | 9/9/2016 | PSUs | 27,000 | | | | $471,150 | 100% in 2019, subject to performance |
| | 9/6/2017 | Options | 200,000 | | $24.92 | 9/6/2027 | $0 | 100% on 9/6/2018 |
| | 9/6/2017 | RSUs | 28,000 | | | | $488,600 | 100% will vest on 9/6/2018 |
| **Total** | | | **4,072,000** | **3,584,000** | | | **$6,176,100** | |
| **Immelt** | 11/6/2014 | Options | 500,000 | 500,000 | $26.36 | 11/6/2024 | $0 | |
| | 11/5/2015 | Options | 600,000 | 600,000 | $29.64 | 11/5/2025 | $0 | |
| | 11/5/2015 | PSUs | 200,000 | | | | $3,490,000 | 100% in 2018, subject to performance |
| **Total** | | | **1,300,000** | **1,100,000** | | | **$3,490,000** | |

| Name of Executive | Grant Date | Award Type | Number Outstanding | Portion Exercisable | Exercise Price | Expiration Date | Market Value | Vesting Schedule |
|---|---|---|---|---|---|---|---|---|
| **Bornstein** | 9/9/2008 | Options | 137,500 | 137,500 | $28.12 | 9/9/2018 | $0 | |
| | 3/12/2009 | Options | 95,000 | 95,000 | $9.57 | 3/12/2019 | $748,600 | |
| | 7/23/2009 | Options | 440,000 | 440,000 | $11.95 | 7/23/2019 | $2,420,000 | |
| | 6/10/2010 | Options | 650,000 | 650,000 | $15.68 | 12/31/2019 | $1,150,500 | |
| | 6/9/2011 | Options | 700,000 | 700,000 | $18.58 | 12/31/2019 | $0 | |
| | 9/7/2012 | Options | 725,000 | 725,000 | $21.59 | 12/31/2019 | $0 | |
| | 9/13/2013 | Options | 550,000 | 550,000 | $23.78 | 12/31/2019 | $0 | |
| | 9/5/2014 | Options | 550,000 | 550,000 | $26.10 | 12/31/2019 | $0 | |
| | 11/5/2015 | Options | 176,000 | 176,000 | $29.64 | 12/31/2019 | $0 | |
| | 11/5/2015 | PSUs | 53,000 | | | | $924,850 | 100% in 2018, subject to performance |
| | 9/9/2016 | Options | 120,000 | 120,000 | $30.11 | 12/31/2019 | $0 | |
| | 9/9/2016 | PSUs | 27,000 | | | | $471,150 | 100% in 2019, subject to performance |
| **Total** | | | **4,223,500** | **4,143,500** | | | **$5,715,100** | |
| **Comstock** | 9/9/2008 | Options | 87,500 | 87,500 | $28.12 | 9/9/2018 | $0 | |
| | 6/10/2010 | Options | 400,000 | 400,000 | $15.68 | 6/10/2020 | $708,000 | |
| | 6/9/2011 | Options | 500,000 | 500,000 | $18.58 | 12/31/2020 | $0 | |
| | 9/7/2012 | Options | 500,000 | 500,000 | $21.59 | 12/31/2020 | $0 | |
| | 9/13/2013 | Options | 400,000 | 400,000 | $23.78 | 12/31/2020 | $0 | |
| | 9/5/2014 | Options | 400,000 | 400,000 | $26.10 | 12/31/2020 | $0 | |
| | 9/11/2015 | Options | 134,000 | 134,000 | $24.95 | 12/31/2020 | $0 | |
| | 9/11/2015 | PSUs | 39,000 | | | | $680,550 | 100% in 2018, subject to performance |
| | 9/9/2016 | Options | 200,000 | 200,000 | $30.11 | 12/31/2020 | $0 | |
| | 9/9/2016 | PSUs | 27,000 | | | | $471,150 | 100% in 2019, subject to performance |
| **Total** | | | **2,687,500** | **2,621,500** | | | **$1,859,700** | |
| **Rice** | 6/23/1995 | RSUs | 43,056 | | | | $751,327 | 100% on 11/15/2021 |
| | 6/26/1998 | RSUs | 57,408 | | | | $1,001,770 | 100% on 11/15/2021 |
| | 7/29/1999 | RSUs | 28,704 | | | | $500,885 | 100% on 11/15/2021 |
| | 7/27/2000 | RSUs | 28,704 | | | | $500,885 | 100% on 11/15/2021 |
| | 9/10/2001 | RSUs | 23,920 | | | | $417,404 | 100% on 11/15/2021 |
| | 9/12/2003 | RSUs | 29,900 | | | | $521,755 | 100% on 11/15/2021 |
| | 9/9/2008 | Options | 300,000 | 300,000 | $28.12 | 9/9/2018 | $0 | |
| | 3/12/2009 | Options | 1,000,000 | 1,000,000 | $9.57 | 3/12/2019 | $7,880,000 | |
| | 7/23/2009 | Options | 800,000 | 800,000 | $11.95 | 7/23/2019 | $4,400,000 | |
| | 6/10/2010 | Options | 1,000,000 | 1,000,000 | $15.68 | 6/10/2020 | $1,770,000 | |
| | 6/9/2011 | Options | 850,000 | 850,000 | $18.58 | 6/9/2021 | $0 | |
| | 9/13/2013 | Options | 650,000 | 650,000 | $23.78 | 9/13/2023 | $0 | |
| | 9/5/2014 | Options | 650,000 | 650,000 | $26.10 | 9/5/2024 | $0 | |
| | 11/5/2015 | Options | 240,000 | 240,000 | $29.64 | 11/5/2025 | $0 | |
| | 11/5/2015 | PSUs | 58,000 | | | | $1,012,100 | 100% in 2018, subject to performance |
| | 9/9/2016 | Options | 200,000 | 200,000 | $30.11 | 9/9/2026 | $0 | |
| | 9/9/2016 | PSUs | 27,000 | | | | $471,150 | 100% in 2019, subject to performance |
| | 9/6/2017 | Options | 200,000 | | $24.92 | 9/6/2027 | $0 | 100% on 9/6/2018 |
| | 9/6/2017 | RSUs | 28,000 | | | | $488,600 | 100% on 9/6/2018 |
| **Total** | | | **6,214,692** | **5,690,000** | | | **$19,715,876** | |

**MARKET VALUE.** The market value of RSUs and PSUs is calculated by multiplying the closing price of GE stock as of December 29, 2017 ($17.45) (the last trading day for the year) by the number of shares underlying each award and, with respect to the PSUs, assuming satisfaction of the target levels for the applicable performance conditions. For options, the market value is calculated by multiplying the number of shares underlying each award by the spread between the award's exercise price and the closing price of GE stock as of December 29, 2017.

### VESTING SCHEDULE

– **Options** vest on the anniversary of the grant date in the years shown in the table. The table shows an accelerated stock option vesting schedule for Messrs. Joyce and Rice because their awards qualified for retirement-eligible vesting between 2017 and 2021 and for Mr. Flannery for his 2017 award, which is eligible for accelerated vesting in 2021. See "Potential Termination Payments" on page 48 for the requirements for an award to qualify for retirement-eligible accelerated vesting (the executive is age 60 or older and the award has been held for at least one year).

– **RSUs** vest on the anniversary of the grant date in the years shown in the table, except that certain awards vest on the named executive's 65th birthday or upon the awards qualifying for retirement-eligible vesting (as discussed above for options).

– **PSUs** vest at the beginning of the year indicated when the Compensation Committee certifies that the performance conditions have been achieved. See "2015 PSU Grants" on page 33 for details on the performance conditions for the 2015 grants, which were cancelled by the committee. See the table on the next page for details on the performance conditions for the 2016 grants. No PSUs were granted in 2017.

## 2016 PSUs

| Performance goal | How measured | Weighting | (2016–2018) | |
| --- | --- | --- | --- | --- |
| | | | Threshold | Target |
| **Total cash** | Cumulative | 50% | $70 billion | $85 billion |
| **Operating margin** | Last year in period | 50% | 15.0% | 16.0% |
| **Relative TSR** | Cumulative vs. S&P 500 | +/- 25% adjustment | | |

### HOW WE DEFINE THE PERFORMANCE GOALS*

**Total cash** = GE CFOA (Industrial CFOA + dividends from GE Capital) + proceeds from Industrial dispositions (after tax)

**Operating margin** = Industrial operating margin (includes adjusted corporate operating costs)

*The Compensation Committee has the authority to adjust these metrics for extraordinary items. For information on how we calculate performance metrics, see "Explanation of Non-GAAP Financial Performance Metrics" on page 52.

**+/- 25% adjustment to # of PSUs earned** refers to:

— GE TSR performance ≥ 75th percentile ↑ positive 25% adjustment

— GE TSR performance < 40th percentile ↓ negative 25% adjustment

— GE TSR performance = 50th percentile → no adjustment (with proportional adjustment for performance between 40th and 75th percentiles)

## Option Exercises and Stock Vested Table

The table at right shows the number of shares the named executives acquired and the values they realized upon the exercise of options and the vesting of RSUs and PSUs during 2017. Values are shown before payment of any applicable withholding taxes or brokerage commissions. Executives that remain employed by GE are required to hold the stock that they receive following the exercise of stock options (less those shares that are withheld to satisfy the exercise and pay taxes) for a year following exercise. Similarly, continuing executives cannot sell stock they receive as the result of the vesting of RSUs or PSUs until they have satisfied their stock ownership requirement. See "Share Ownership and Equity Grant Policies" on page 51.

**PSUS & RSUS.** For Messrs. Immelt and Rice, includes partial vesting of certain awards for U.S. Federal Insurance Contributions Act (FICA) tax purposes. For Mr. Bornstein and Ms. Comstock, includes accelerated vesting of certain awards pursuant to their respective separation and retirement agreements. Receipt of a portion of these awards for Mr. Immelt ($6,834,153) is subject to a six-month delay under applicable U.S. federal income tax rules.

| | Options | | PSUs & RSUs | |
| --- | --- | --- | --- | --- |
| **Name** | Number of Shares Acquired on Exercise* | Value Realized on Exercise* | Number of Shares Acquired on Vesting** | Value Realized on Vesting** |
| **Flannery** | 0 | $0 | 141,400 | $3,604,364 |
| **Miller** | 675,000 | $8,328,499 | 60,000 | $1,517,710 |
| **Joyce** | 900,000 | $16,833,778 | 37,000 | $879,695 |
| **Immelt** | 0 | $0 | 1,016,642 | $25,036,253 |
| **Bornstein** | 0 | $0 | 298,400 | $7,062,368 |
| **Comstock** | 0 | $0 | 203,200 | $4,055,738 |
| **Rice** | 0 | $0 | 27,000 | $642,195 |

*Subject to a one-year holding requirement post-exercise; dollar amount represents pre-tax value on exercise, not cash payment.
**Subject to stock ownership requirement; dollar amount represents pre-tax value on vesting, not cash payment.

## Equity Compensation Plan Information

The following table provides information regarding outstanding equity awards and shares available for future issuance under all of GE's equity plans.

| (in millions, as of 12/31/2017) | Shares to be Issued Upon Exercise or Settlement | Weighted Average Exercise Price | Shares Available for Future Issuance |
| --- | --- | --- | --- |
| Plans approved by shareowners | | | |
| **Options** | 398.4 | $21.91 | (a) |
| **RSUs** | 17.2 | (b) | (a) |
| **PSUs** | 1.1 | (b) | (a) |
| Plans not approved by shareowners | | | |
| **Options** | 0.1 | $18.76 | (c) |
| **RSUs** | 0 | (b) | (c) |
| **Other** | 0 | (b) | (d) |
| **Total** | 416.9 | $21.91 | 365.4 |

(a) Total shares available for future issuance under the 2007 Long-Term Incentive Plan (the 2007 LTIP) amounted to 358.7 million shares as of December 31, 2017. Of the 1,075 million shares approved under the 2007 LTIP, no more than 230 million may be available for awards granted in any form other than options or stock appreciation rights.
(b) Not applicable.
(c) Total shares available for future issuance under the GE Stock-Based Compensation and Incentive Plan for Consultants, Advisors and Independent Contractors (the Consultants' Plan) amounted to 3.3 million shares at December 31, 2017.
(d) The GE International Employee Stock Purchase Plan originally authorized 50 million shares for sale to eligible employees in 2002, and 3.4 million shares remained eligible for issuance under the plan as of December 31, 2017. Shareowners are being asked to approve an additional 50 million shares for issuance in Management Proposal No. 2.

# Long-Term Performance Awards (LTPAs)

We historically granted LTPAs once every three or more years. These awards had formulaically determined payouts, based on equally weighted performance metrics that the Compensation Committee sets at the beginning of each three-year performance period. Over the last five LTPA programs, the committee has largely used consistent performance metrics (earnings, cash generation and ROTC), modifying them only to realign them with changes in our strategic focus. LTPAs are paid in cash or, at the committee's discretion, in stock, as they are for Mr. Flannery's 2016–2018 LTPA award.

**2016–2018 LTPAS.** In March 2016, the Compensation Committee granted the named executives LTPAs for the 2016–2018 performance period. The awards are payable based on achievement of the performance metrics shown in the table below. Payout multiples for the 2016–2018 LTPAs were set at 0.50X, 1.00X, 2.00X at threshold, target and maximum performance. These payouts are based on final salary plus average bonus during the three years of the performance period. In 2017, the Compensation Committee decided to terminate the LTPA program following the conclusion of the current performance cycle, which ends in 2018.

| GE Goal | Performance Metric[1] | Performance Period | Threshold | Target[5] | Maximum | Weight |
|---|---|---|---|---|---|---|
| **Attractive earnings profile** | Industrial Operating + Verticals EPS | 2016–2018 | $5.05 | N.D. | $5.55 | 20% |
| **High cash flows** | Total cash generation[2] | 2016–2018 | $70B | N.D. | $97B | 20% |
| **Valuable portfolio** | Industrial Operating Profit Margin[3] | 2018 | 15% | N.D. | 17% | 20% |
| **Leading returns on capital compared to peers** | Industrial ROTC | 2018 | 16% | N.D. | 18% | 20% |
| **Investor-focused capital allocation strategy** | Cash returned to investors[4] | 2016–2018 | $55B | N.D. | $67B | 20% |

[1] Under the LTPA program, the Compensation Committee can adjust these metrics for extraordinary items. For information on how these metrics are calculated, see "Explanation of Non-GAAP Financial Measures and Performance Metrics" on page 52.
[2] Includes GE CFOA (Industrial CFOA plus dividends from GE Capital) plus proceeds from Industrial dispositions (after taxes).
[3] Includes Industrial segment profit plus adjusted Corporate operating costs (excludes non-operating pension costs, restructuring and other charges & gains).
[4] Includes dividends plus share repurchases.
[5] Target performance levels, which were pre-established by the Compensation Committee, are not disclosed (N.D.). Consistent with our historical practice, we will disclose them following completion of the 3-year performance period.

**HOW THE COMPENSATION COMMITTEE CALCULATES PAYOUTS.** For each named executive, LTPA payouts are calculated as shown to the right (payout multiples for other participants start at significantly lower levels). There is no payout for performance below the threshold level, and amounts are prorated for performance between the established levels. An individual's LTPA payment is made at the Compensation Committee's discretion and the individual must generally remain employed at the end of the performance period to receive payment.

**HOW THE PAYOUT STRUCTURE FOR OUR NAMED EXECUTIVES DIFFERS FROM THE STRUCTURE FOR OTHER EXECUTIVES.** To enhance the transparency of the LTPA program and reinforce the impact of participants' efforts over each year in the performance period, LTPAs are notionally credited to each named executive's deferred compensation account in annual installments but not actually paid out until after the third year. (This installment structure does not apply to Mr. Flannery, Ms. Miller or Mr. Joyce for the 2016–2018 LTPAs, as none of them was a named executive when they were granted.)

The amount of each notional installment is calculated, following the end of each year in the performance period, by multiplying total cash compensation at the time by 30% of the projected total 3-year payout percentage (up to the target payout level for the first year). Following the third year, and subject to the Compensation Committee's discretion, the named executives receive the amounts that were notionally credited, without interest, adjusted to reflect GE's actual 3-year performance. The first- and second-year installments are reported as 2016 and 2017 compensation, respectively, in the LTPAs column in the Summary Compensation Table on page 37.

**2016–2018 LTPA PAYOUT CALCULATION**

| December 2018 Salary + Average Bonus (2016–2018) | × | LTPA Payout Multiple 0.50X threshold 1.00X target 2.00X maximum |
|---|---|---|

# Deferred Compensation

The company has offered both a deferred bonus program and, from time to time, a deferred salary program. These deferral programs are intended to promote retention by providing a long-term savings opportunity on a tax-efficient basis. Because the deferral programs are unfunded and deferred payments are satisfied from the company's general assets, they provide an incentive for the company's executives to minimize risks that could jeopardize the long-term financial health of the company.

## Bonus Deferrals

**ELIGIBILITY AND DEFERRAL OPTIONS.** Employees in our executive band and above, including the named executives, can elect to defer all or a portion of their bonus payments into the deferral options shown below. Participants may change their election among these options four times per year.

**TIME AND FORM OF PAYMENT.** Participants can elect to receive their deferred compensation balance upon termination of employment either in a lump sum or in 10 to 20 annual installments.

COMPENSATION

| Deferral Option | Type of Earnings | Account Balance for Earnings Calculation | Earnings Amount* | When Earnings Credited |
|---|---|---|---|---|
| **GE Stock Units** (based on GE stock value) | Dividend-equivalent income | Units in account on NYSE ex-dividend date | Quarterly dividend declared for GE stock or the S&P 500, as applicable | Quarterly |
| **S&P 500 Index Units** (based on S&P 500) | | | | |
| **Deferred Cash Units** (cash units) | Interest income | Daily outstanding account balance | Prior calendar month's average yield for U.S. Treasury Notes and Bonds issued with maturities of 10 years and 20 years | Monthly |

*None of the bonus deferral options provide for "above-market interest" as defined by the SEC.

## Salary Deferrals

**ELIGIBILITY.** We periodically offer eligible employees in our executive band and above the opportunity to defer their salary payments (the last such plan was offered in 2010 for 2011 salary). Individuals who are named executives at the time a deferred salary program is initiated are not eligible to participate.

**INTEREST INCOME.** These programs provide accrued interest on deferred amounts (including an above-market interest rate as defined by the SEC) ranging from 6% to 14% compounded annually.

**TIME AND FORM OF PAYMENT.** Our deferred salary programs have required participants to elect, before the salary was deferred, to receive deferred amounts either in a lump sum or in 10 to 20 annual installments.

The company makes all decisions regarding the measures for calculating interest or other earnings on deferred bonuses and salary. The named executives cannot withdraw any amounts from their deferred compensation balances until they either leave or retire from GE.

## Deferred Compensation Table

The table below — also known as the Nonqualified Deferred Compensation Table — shows amounts credited to the named executives' accounts under nonqualified deferred compensation plans and plan balances as of December 31, 2017. For 2017, the company did not make any matching contributions into these plans. In addition, no withdrawals or distributions were made in 2017.

| Name | Executive Contributions in 2017 | Aggregate Earnings in 2017 | | Aggregate Balance at 12/31/17 | |
|---|---|---|---|---|---|
| | | Deferred Bonus Program | Deferred Salary Program | Deferred Bonus Program | Deferred Salary Program |
| **Flannery** | $0 | $12,866 | $179,037 | $521,057 | $1,643,161 |
| **Miller** | $0 | $0 | $0 | $0 | $0 |
| **Joyce** | $0 | ($20,728) | $0 | $79,899 | $0 |
| **Immelt** | $0 | ($1,304,289) | $772,678 | $2,216,191 | $7,108,484 |
| **Bornstein** | $0 | ($75,950) | $188,131 | $101,807 | $1,920,990 |
| **Comstock** | $0 | ($589,882) | $79,770 | $790,706 | $881,851 |
| **Rice** | $0 | $2,702,916 | $814,378 | $23,140,124 | $8,303,414 |

**EXECUTIVE CONTRIBUTIONS IN 2017.** Amounts represent compensation deferred during 2017. They do not include any amounts reported as part of 2017 compensation in the Summary Compensation Table on page 37, which were credited to the named executive's deferred account, if any, in 2018.

**AGGREGATE EARNINGS IN 2017.** Reflects earnings on each type of deferred compensation listed in this section that were deposited into the named executive's deferred compensation account during 2017. The earnings on deferred bonus payments may be positive or negative, depending on the named executive's investment choice, and are calculated based on: (1) the total number of deferred units in the account multiplied by the GE stock or S&P 500 Index price as of December 29, 2017 (the last trading day of the year); minus (2) that amount as of December 30, 2016 (the last trading day of the year; minus (3) any named executive contributions during the year. The earnings on the deferred salary programs are calculated based on the total amount of interest earned. See the Summary Compensation

Table on page 37 for the above-market portion of those interest earnings in 2017.

**AGGREGATE BALANCE AT 12/31/17.** The fiscal year-end balances reported in the table above include the following amounts that were previously reported in the Summary Compensation Table as 2015 and 2016 compensation:

| Name | Deferred Bonus Program | Deferred Salary Program |
|---|---|---|
| **Flannery** | $0 | $0 |
| **Miller** | $0 | $0 |
| **Joyce** | $0 | $0 |
| **Immelt** | $0 | $412,216 |
| **Bornstein** | $0 | $110,204 |
| **Comstock** | $0 | $26,105 |
| **Rice** | $0 | $447,079 |

COMPENSATION

# Pension Benefits

The company provides retirement benefits to the named executives under the same GE Pension Plan and GE Supplementary Pension Plan in which other eligible employees participate. The Pension Plan is a funded, tax-qualified plan. The Supplementary Pension Plan, which increases retirement benefits above amounts available under the Pension Plan, is an unfunded, unsecured obligation of the company and is not qualified for tax purposes. Because participants generally forfeit any benefits under this plan if they leave the company before age 60, we believe it is a strong retention tool that significantly reduces departures of high-performing executives and enhances the caliber of the company's executive workforce. In addition, because the Supplementary Pension Plan is unfunded and benefit payments are satisfied from the company's general assets, it provides an incentive for executives to minimize risks that could jeopardize the long-term financial health of GE.

## GE Pension Plan

**ELIGIBILITY AND VESTING**. The GE Pension Plan is a broad-based retirement program that has been closed to new participants since 2012 (2011 for salaried new hires). Those employees who are eligible vest in the plan after five years of qualifying service. The plan also requires employee contributions, which vest immediately.

**BENEFIT FORMULA.** For the named executives, the plan provides benefits based primarily on a formula that takes into account their earnings for each fiscal year. Since 1989, this formula has provided an annual benefit accrual equal to 1.45% of a named executive's earnings for the year up to covered compensation and 1.9% of his or her earnings for the year in excess of covered compensation. "Covered compensation" was $50,000 for 2017 and has varied over the years based in part on changes in the Social Security taxable wage base. For purposes of the formula, annual earnings include base salary and up to one-half of bonus payments, but may not exceed an IRS-prescribed limit applicable to tax-qualified plans ($270,000 for 2017). As a result, the maximum incremental annual benefit a named executive could have earned for service in 2017 was $4,905. Over the years, we have made special one-time adjustments to this plan that increased eligible participants' pensions, but we did not make any such adjustment in 2017.

**TIME AND FORM OF PAYMENT.** The accumulated benefit an employee earns over his or her career is payable after retirement on a monthly basis for life with a guaranteed minimum benefit of five years. The normal retirement age as defined in this plan is 65; however, employees who began working at GE prior to 2005, including the named executives, may retire at age 60 without any reduction in benefits. In addition, the plan provides for Social Security supplements and spousal joint and survivor annuity options.

**TAX CODE LIMITATIONS ON BENEFITS.** The tax code limits the benefits payable under the GE Pension Plan. For 2017, the maximum single life annuity a named executive could have received under these limits was $215,000 per year. This ceiling is actuarially adjusted in accordance with IRS rules to reflect employee contributions, actual forms of distribution and actual retirement dates.

## GE Supplementary Pension Plan

**ELIGIBILITY.** The GE Supplementary Pension Plan is an unfunded and non-tax-qualified retirement program that is offered to eligible employees in the executive band and above, including the named executives, to provide retirement benefits above amounts available under our other pension programs. The portion of the plan providing the benefits described below has been closed to new participants since 2011.

**BENEFIT FORMULA.** A named executive's annual supplementary pension, when combined with certain amounts payable under the company's other pension programs and Social Security, will equal 1.75% of his or her "earnings credited for retirement benefits" multiplied by the number of years of credited service, up to a maximum of 60% of such earnings credited for retirement benefits. The "earnings credited for retirement benefits" are the named executive's average annual compensation (base salary and bonus) for the highest 36 consecutive months out of the last 120 months prior to retirement.

**TIME AND FORM OF PAYMENT.** Employees are generally not eligible for benefits under the Supplementary Pension Plan if they leave the company before age 60. The normal retirement age under this plan is 65; however, employees who began working at GE prior to 2005, including the named executives, may retire at age 60 without any reduction in benefits. The plan provides for spousal joint and survivor annuities for the named executives. Benefits under this plan would be available to the named executives only as monthly payments and could not be received in a lump sum.

## GE Excess Benefits Plan

**ELIGIBILITY.** The GE Excess Benefits Plan is an unfunded and non-tax-qualified retirement program that is offered to employees whose benefits under the GE Pension Plan are limited by certain tax code provisions. There were no accruals for named executives under this plan in 2017, and the company expects only insignificant accruals, if any, under this plan in future years.

**BENEFIT FORMULA.** Benefits payable under this plan are equal to the amount that would be payable under the terms of the GE Pension Plan disregarding the limitations imposed by certain tax code provisions minus the amount actually payable under the GE Pension Plan taking those limitations into account.

**TIME AND FORM OF PAYMENT.** Benefits for the named executives are generally payable at the same time and in the same manner as their GE Pension Plan benefits.

# Pension Benefits Table

The table below shows the present value of the accumulated benefit at year-end for the named executives under each plan, as calculated based upon the assumptions described below. Although SEC rules require us to show this present value, the named executives are not entitled to receive these amounts in a lump sum. None of the named executives received a payment under these plans in 2017, except that Mr. Immelt began receiving payments under the GE Pension Plan in connection with his retirement from GE.

| Name | Number of Years Credited Service | Present Value of Accumulated Benefit | | | | Payments During 2017 |
| --- | --- | --- | --- | --- | --- | --- |
| | | Pension Plan | Supplementary Pension Plan | Excess Benefits Plan | Other Payments | |
| **Flannery** | 31 | $1,758,918 | $21,887,926 | $0 | N/A | $0 |
| **Miller** | 12 | $725,180 | $4,929,776 | $0 | N/A | $0 |
| **Joyce** | 37 | $2,209,926 | $24,965,877 | $481 | N/A | $0 |
| **Immelt\*** | 35 | $1,919,930 | $82,880,060 | $1,896 | N/A | $270,611 |
| **Bornstein\*\*** | 28 | $1,293,235 | $22,541,919 | $0 | N/A | $0 |
| **Comstock\*\*\*** | 24 | $1,540,815 | $18,056,149 | $0 | $3,125,663 | $0 |
| **Rice** | 39 | $2,355,604 | $60,731,660 | $0 | N/A | $0 |

 \* Mr. Immelt took a one-time distribution of his employee contributions to the GE Pension Plan upon his retirement equal to $249,634, reflected in the table above in the column entitled "Payments During 2017."

 \*\* Pursuant to his separation agreement, Mr. Bornstein became vested in his accrued pension benefits and entitled to payment of pension benefits to begin as of December 1, 2025. The value of the payments is included in the above table in the column entitled "Supplementary Pension Plan" (see "Separation Agreement with Mr. Bornstein" on page 48).

\*\*\* Pursuant to her retirement agreement, Ms. Comstock became vested in her accrued pension benefits and entitled to payment of pension benefits beginning January 1, 2018. The value of the post-age 60 payments is included in the above table in the column entitled "Supplementary Pension Plan." The value of the pre-age 60 payments is reflected under "Other Payments" (see "Early Retirement Agreement with Ms. Comstock" on page 48).

**PRESENT VALUE OF ACCUMULATED BENEFIT.** The accumulated benefit is based on years of service and earnings (base salary and bonus, as described above) considered by the plans for the period through December 31, 2017. It also includes the value of contributions made by the named executives throughout their careers. For purposes of calculating the present value, we assume that all named executives who are not yet 60 (except for Ms. Comstock and Mr. Bornstein, who retired or left the company before age 60) will remain in service until age 60, the age at which they may retire without any reduction in benefits. We also assume that benefits are payable under the available forms of annuity consistent with the assumptions described in the Postretirement Benefit Plans notes in GE's financial statements in our 2017 annual report on Form 10-K, including the statutory discount rate assumption of 3.64%. The postretirement mortality assumption used for present value calculations is the RP-2014 mortality table, adjusted for GE's experience and factoring in projected generational improvements. The present values for Messrs. Joyce, Immelt and Rice have been calculated based on their ages as of the end of 2017 (each of them was 61).

# Potential Termination Payments

In this section, we describe and quantify certain compensation that would have been payable under existing compensation plans and arrangements had a named executive's employment terminated on December 31, 2017. For this hypothetical calculation, we have used each executive's compensation and service levels as of this date (and, where applicable, GE's closing stock price on December 29, 2017, the last trading day of the year). Since many factors (e.g., the time of year when the event occurs, GE's stock price and the executive's age) could affect the nature and amount of benefits a named executive could potentially receive, any amounts paid or distributed upon a future termination may be different from those shown in the tables below. The amounts shown are in addition to benefits generally available to salaried employees who joined the company before 2005, such as distributions under the Retirement Savings Plan, subsidized retiree medical benefits and disability benefits.

**SEPARATION AGREEMENT WITH MR. BORNSTEIN.** Mr. Bornstein left the company on December 31, 2017 after a 28-year career with GE. In connection with this, we entered into a separation agreement with Mr. Bornstein pursuant to which, subject to a 12-month non-compete: (1) he will receive up to 12 months of severance pay at his current salary rate (with payments during the first six months following his separation delayed in accordance with tax requirements); (2) he was eligible to receive his 2017 annual cash bonus (as reported in the Summary Compensation table) and a prorated 2016–2018 LTPA payment, in each case based upon GE's actual performance in accordance with the company's normal processes; (3) his 2017 grants of stock options and RSUs were cancelled, along with those stock options and RSUs granted prior to 2017 for which vesting was not accelerated (as described below); (4) his outstanding stock options granted prior to 2017 and that would have normally vested during the next two years vested (to the extent not already vested) in December 2017 and have up to a two-year post-separation exercise period; (5) his outstanding RSUs that were granted prior to 2017 and that would have normally vested during the next two years vested in December 2017; (6) his outstanding PSUs that were granted before 2017 remained eligible to vest based on actual GE performance; and (7) his accrued benefits under the Supplementary Pension Plan vested, with benefits beginning at age 60 and he may receive the equivalent of up to an additional year of service under the plan to the extent he does not begin other employment during the year following his separation.

**EARLY RETIREMENT AGREEMENT WITH MS. COMSTOCK.** Ms. Comstock retired on December 31, 2017 after a 24-year career with GE. In connection with this, we entered into an early retirement agreement with Ms. Comstock pursuant to which, subject to a 12-month non-compete: (1) she was eligible to receive a 2017 annual cash bonus and a prorated 2016–2018 LTPA payment based upon GE's actual performance, each in accordance with GE's normal processes; (2) her 2017 grants of stock options, RSUs and PSUs were cancelled, along with those RSUs granted prior to 2017 for which vesting was not accelerated (as described below); (3) her outstanding stock options granted prior to 2017 vested (to the extent not already vested) in December 2017 and have up to a three-year post-retirement exercise period; (4) her outstanding RSUs granted prior to 2017 and that would have normally vested during the next three years vested in December 2017; (5) her outstanding PSUs that were granted before 2017 will remain eligible to vest based on actual GE performance; (6) her accrued benefits under the Supplementary Pension Plan vested, with benefits beginning at age 60; and (7) she will receive an early retirement allowance, payable monthly, from her retirement through age 60 (and, for certain amounts through age 64).

## Our Policies on Post-Termination Payments

**GENERALLY NO EMPLOYMENT OR INDIVIDUAL SEVERANCE AGREEMENTS.** Our current named executives serve at the will of the Board and do not have individual employment, severance or change-of-control agreements. This preserves the Compensation Committee's flexibility to set the terms of any employment termination based on the particular facts and circumstances.

**SHAREOWNER APPROVAL OF SEVERANCE AND DEATH BENEFITS.** If the Board were to agree to pay certain severance benefits or unearned death benefits to a named executive, we would seek shareowner approval. For severance benefits, this policy applies only when the executive's employment had been terminated before retirement for performance reasons and the value of the proposed severance benefits exceeded 2.99 times the sum of his or her base salary and bonus. See the Board's Governance Principles (see "Helpful Resources" on page 73) for the full policies.

## Equity Awards

The following table shows the intrinsic value of equity awards that would have vested or become exercisable if the named executive had died, become disabled, retired or separated from the company as of December 31, 2017. Intrinsic value is based upon the company's stock price (minus the exercise price in the case of stock options). Amounts shown assume the achievement of all applicable performance objectives.

**POTENTIAL TERMINATION PAYMENTS TABLE (EQUITY BENEFITS)**

| Name | Upon Death Options | Upon Death RSUs/PSUs | Upon Disability Options | Upon Disability RSUs/PSUs | Upon Retirement Options | Upon Retirement RSUs/PSUs | Upon Separation Options | Upon Separation RSUs/PSUs |
|---|---|---|---|---|---|---|---|---|
| **Flannery** | $0 | $1,842,022 | $0 | $691,020 | $0 | $0 | N/A | N/A |
| **Miller** | $0 | $3,569,572 | $0 | $593,300 | $0 | $0 | N/A | N/A |
| **Joyce** | $0 | $3,945,794 | $0 | $0 | $0 | $316,194 | N/A | N/A |
| **Immelt** | N/A | N/A | N/A | N/A | $0 | $15,129,150 | N/A | N/A |
| **Bornstein** | N/A | N/A | N/A | N/A | N/A | N/A | $0 | $1,460,914 |
| **Comstock** | N/A | N/A | N/A | N/A | $0 | $2,655,192 | N/A | N/A |
| **Rice** | $0 | $4,519,759 | $0 | $0 | $0 | $4,031,159 | N/A | N/A |

**DEATH/DISABILITY.** Unvested options would vest and remain exercisable until their expiration date. In the case of disability, this applies only to options that have been held for at least one year. Unvested RSUs would become fully vested in some cases, depending on the award terms. PSUs would be earned, subject to the achievement of the performance objectives. For these purposes, "disability" generally means the executive being unable to perform his or her job. Messrs. Immelt and Bornstein and Ms. Comstock each were ineligible for equity benefits upon death or disability as of the last day of the year because they had each retired or left the company as of that date.

**RETIREMENT.** Unvested options or RSUs held for at least one year would become fully vested and would remain exercisable until their expiration date. This treatment applies to the named executives either becoming retirement-eligible (reaching the applicable retirement age) or retiring at age 60 or thereafter, depending on the award terms, and provided the award holder has at least five years of service with GE. Messrs. Immelt, Joyce and Rice had reached the applicable retirement age as of December 31, 2017, and Ms. Comstock qualified for early retirement benefits.

**SEPARATION.** The amounts shown above reflect the intrinsic value of Mr. Bornstein's options, RSUs and PSUs that vested or became exercisable pursuant to the terms of his separation agreement (see "Separation Agreement with Mr. Bornstein" on page 48). None of the other named executive officers were entitled to any potential payments upon separation from the company.

# Pension Benefits

"Pension Benefits" on page 46 describes the general terms of each pension plan in which the named executives participate, the years of credited service and the present value of their accumulated pension benefit (assuming payment begins at age 60 or, for those named executives age 60 or above, January 1, 2018). The table below shows the pension benefits that would have become payable if the named executives had died, become disabled, voluntarily terminated or retired as of December 31, 2017.

**In the event of death before retirement,** the named executive's surviving spouse may receive the following pension benefits:

— **GE Pension Plan and GE Excess Benefits Plan**. Either an annuity, as if the named executive had retired and elected the spousal 50% joint and survivor annuity option prior to death, or an immediate lump-sum payment based on five years of pension distributions, in each case based upon the accrued benefits under these plans.

— **GE Supplementary Pension Plan.** A lump-sum payment based on whichever of the following has a higher value: (1) the 50% survivor annuity that the spouse would have received under this plan if the named executive had retired and elected the spousal 50% joint and survivor annuity option prior to death, or (2) five years of pension distributions under this plan.

The amounts payable depend on several factors, including employee contributions and the ages of the named executive and surviving spouse.

**In the event a disability occurs before retirement,** the named executive may receive an annuity payment of accrued pension benefits, payable immediately.

## POTENTIAL TERMINATION PAYMENTS TABLE (PENSION BENEFITS)

| Name | Lump Sum upon Death | Annual Annuity upon Death | Annual Annuity upon Disability | Annual Annuity upon Voluntary Termination | Annual Annuity upon Retirement |
|---|---|---|---|---|---|
| **Flannery** | $12,434,723 | $60,262 | $1,534,721 | $111,718 | N/A |
| **Miller** | N/A | $231,194 | N/A | $58,240 | N/A |
| **Joyce** | $11,739,684 | $69,068 | N/A | N/A | $1,577,800 |
| **Immelt\*** | N/A | N/A | N/A | N/A | N/A |
| **Bornstein\*\*** | N/A | $887,399 | N/A | N/A | N/A |
| **Comstock** | N/A | $608,341 | N/A | N/A | $1,294,343 |
| **Rice** | $33,673,426 | $72,608 | N/A | N/A | $3,920,240 |

\* Mr. Immelt retired from the company on October 2, 2017. As of December 31, 2017, his annual annuity payable as a 50% joint and survivor annuity would be $4,989,703.
\*\* Mr. Bornstein left the company on December 31, 2017. Pursuant to his separation agreement, the annual annuity payable as a 50% joint and survivor annuity following his 60th birthday would be $1,781,974.

**LUMP SUM UPON DEATH.** Lump sum payable to the surviving spouse. A lump sum is not available to the surviving spouse of Ms. Miller because she is not yet age 50. A lump sum is not available to the surviving spouses of Mr. Immelt, Mr. Bornstein or Ms. Comstock because they each retired or left the company (see "Annual Annuity Upon Death" below).

**ANNUAL ANNUITY UPON DEATH.** Annuity payable for the life of the surviving spouse. Because he has retired, Mr. Immelt's surviving spouse would receive a benefit under the 50% joint and survivor annuity he has elected as part of his annual annuity upon retirement. In accordance with her early retirement agreement, in the event of Ms. Comstock's death, her surviving spouse would receive payments based on the 50% joint and survivor annuity option under the pension plans. In accordance with his separation agreement, in the event of Mr. Bornstein's death prior to age 60, his surviving spouse would receive payments following his 60th birthday based on the 50% joint and survivor annuity option under the pension plans.

**ANNUAL ANNUITY UPON DISABILITY**. 50% joint and survivor annuity payable to each executive. Because they either retired or were retirement-eligible as of December 31, 2017, Messrs. Joyce, Immelt and Rice and Ms. Comstock would receive retirement benefits instead of disability benefits. Because Mr. Bornstein left the company and entered into a separation agreement, he would not be eligible for disability pension payments. Ms. Miller would not be eligible for disability benefits because she does not yet have 15 years of service.

**ANNUAL ANNUITY UPON VOLUNTARY TERMINATION.** 50% joint and survivor annuity payable to each executive at age 60; this does not include any payments under the GE Supplementary Pension Plan because they are forfeited upon voluntary termination before age 60. Because they have either retired or are retirement-eligible, the benefits for Messrs. Joyce, Immelt and Rice and Ms. Comstock are shown under Annual Annuity Upon Retirement (or in the table notes).

**ANNUAL ANNUITY UPON RETIREMENT.** 50% joint and survivor annuity.

## Deferred Compensation

The named executives are entitled to receive the amount in their deferred compensation accounts if their employment terminates. Between the termination event and the date that distributions are made, these accounts would continue to increase or decrease in value based on changes in the value of GE Stock Units or S&P 500 Index Units, and to accrue interest income or dividend payments, as applicable. Therefore, amounts received by the named executives would differ from those shown in the Deferred Compensation Table on page 45. See "Deferred Compensation" on page 44 for information on the available distribution types under each deferral plan.

## Life Insurance Benefits

For a description of the supplemental life insurance plans that provide coverage to the named executives, see "Life Insurance Premiums" on page 38. If the named executives had died on December 31, 2017, the survivors of the named executives would have received the following under these arrangements.

| Name | Death Benefit |
|---|---|
| **Flannery** | $10,871,292 |
| **Miller** | $8,205,119 |
| **Joyce** | $10,045,056 |
| **Immelt** | $22,027,246 |
| **Bornstein** | $12,109,588 |
| **Comstock** | $10,465,583 |
| **Rice** | $17,558,908 |

The company would continue to pay the premiums in the event of a disability until the policy is fully funded.

# Other Executive Compensation Practices & Policies

## Roles and Responsibilities in Succession Planning and Compensation

**COMPENSATION COMMITTEE.** The committee has primary responsibility for helping the Board develop and evaluate potential candidates for executive positions and for overseeing the development of executive succession plans. As part of this responsibility, the committee oversees the compensation program for the CEO and the other named executives.

**MANAGEMENT.** Our CEO and our chief human resources officer help the committee administer our executive compensation program. The chief human resources officer also advises the committee on matters such as past compensation, total annual compensation, potential accrued benefits, GE compensation practices and guidelines, company performance, industry compensation practices and competitive market information.

## How We Establish Performance Goals and Evaluate Performance

**ESTABLISHING PERFORMANCE GOALS**. At the beginning of each year, our CEO develops the objectives that he believes should be achieved for the company to be successful. He then reviews these objectives with the Compensation Committee for the corollary purpose of establishing how the committee will assess his and the other named executives' performance, including forming the basis for the performance metrics and strategic goals included in the annual bonus plan. These objectives are derived largely from the company's annual financial and strategic planning sessions, during which the Board and management conduct in-depth reviews of the company's growth opportunities and establish goals for the upcoming year. The objectives include quantitative financial measurements as well as qualitative strategic, risk and operational considerations, and are focused on those factors that our CEO and the committee believe create long-term shareowner value.

**EVALUATING PERFORMANCE.** The CEO leads the assessment of each named executive's individual performance against the objectives established for that executive, the company's overall performance and the performance of the executive's business or function, and makes an initial compensation recommendation to the Compensation Committee for each executive. In doing so, he solicits the input of, and receives advice and data from, our chief human resources officer. The CEO also reviews and discusses preliminary considerations as to his own compensation with the committee, but does not participate in the final determination of his compensation. The named executives also play no role in their compensation determinations, other than discussing with the CEO their individual performance against predetermined objectives.

## Our Policies on Compensation Consultants and Peer Group Comparisons

**STRATEGIC USE OF COMPENSATION CONSULTANTS.** From time to time, the Compensation Committee and the company's human resources function have sought the views of Frederic W. Cook & Co., Inc. (Frederic Cook) about market intelligence on compensation trends and on particular compensation programs designed by our human resources function. For 2017, the Compensation Committee and the company's human resources function consulted with Frederic Cook on market practices relating to senior executive compensation, and Frederic Cook provided advice with respect to the redesign of our executive compensation programs for 2018. All of these services were obtained under hourly fee arrangements rather than through a standing engagement.

**COMPENSATION CONSULTANT INDEPENDENCE POLICY.** Any compensation consultant that advises the Board on executive or director compensation will not at the same time advise the company on any other human resources matter, and the committee has determined that Frederic Cook's work with the committee and the company's human resources function does not raise any conflict of interest.

**LIMITED USE OF PEER GROUP COMPARISONS.** The Compensation Committee considers executive compensation at the other Dow 30 companies as just one among several factors in setting pay. It does not target a percentile within this group and instead uses the comparative data merely as a reference point in exercising its judgment about compensation types and amounts.

# Clawbacks and Other Remedies for Potential Misconduct

**CLAWBACKS.** The Board may seek reimbursement from an executive officer if it determines that the officer engaged in conduct that was detrimental to the company and resulted in a material inaccuracy in either our financial statements or in performance metrics that affected the officer's compensation. If the Board determines that the officer engaged in fraudulent misconduct, it must seek such reimbursement. For more information, see the Board's Governance Principles (see "Helpful Resources" on page 73).

**OTHER REMEDIES.** In cases of detrimental misconduct by an executive officer, the Board may also take a range of other actions to remedy the misconduct, prevent its recurrence, and discipline the individual as appropriate, including terminating the individual's employment. These remedies would be in addition to, and not in lieu of, any actions imposed by law enforcement agencies, regulators or other authorities.

# Share Ownership and Equity Grant Policies

**SHARE OWNERSHIP REQUIREMENTS.** We require our named executives to own significant amounts of GE stock as shown below. The required amounts are set at multiples of base salary. All named executives are in compliance with our stock ownership requirements. For details on these requirements, see the Governance Principles (see "Helpful Resources" on page 73). The named executives' ownership is shown in the Common Stock & Total Stock-Based Holdings Table on page 25.

**STOCK OWNERSHIP REQUIREMENTS**
(multiples of base salary)

| 10X | 5X | 4X |
|---|---|---|
| for CEO | for vice chairs | for senior vice presidents |

**HOLDING PERIOD REQUIREMENTS.** Our executive officers must also hold for at least one year any net shares of GE stock they receive through stock option exercises, and beginning with 2018 grants, shares received from any PSUs.

**NO HEDGING.** We believe our executive officers and directors should not speculate or hedge their interests in our stock. We therefore prohibit them from entering into any derivative transactions in GE stock, including any short sale, forward, equity swap, option or collar that is based on GE's stock price.

**NO PLEDGING.** We prohibit executive officers and directors from pledging GE stock.

**NO OPTION BACKDATING OR SPRING-LOADING.** The exercise price of each stock option is the closing price of GE stock on the grant date (the date of the Compensation Committee meeting at which equity awards are determined). Board and committee meetings are generally scheduled at least a year in advance and without regard to major company announcements.

**NO OPTION REPRICING.** We prohibit the repricing of stock options. This includes amending outstanding options to lower their exercise price, substituting new awards with a lower exercise price or executing a cash buyout.

**NO UNEARNED DIVIDEND EQUIVALENTS.** PSUs, as well as RSUs granted to executive officers after 2013, do not pay dividend equivalents on shares that are not yet owned. Instead, dividend equivalents are accrued during the vesting or performance period and paid out only on shares actually received. For more information, see the Governance Principles (see "Helpful Resources" on page 73).

# Tax Deductibility of Compensation

The Internal Revenue Code generally imposes a $1 million limit on the amount that a public company may deduct for compensation paid to the company's applicable named executives. This limitation generally did not apply to compensation that met the tax code requirements for "qualifying performance-based" compensation. Historically, we designed annual cash bonus payments as well as long-term cash and equity incentives to satisfy the requirements for deductible compensation (but we reserved the right to pay compensation that does not qualify as deductible) by establishing a performance goal (positive net earnings, adjusted to remove the impact under GAAP of unusual events) and the maximum amounts that could be granted to the executive officers (expressed as a percentage of adjusted net earnings). On December 22, 2017, the Tax Cuts and Jobs Act of 2017 was enacted, which, among other things, repealed the "qualifying performance-based" compensation exception described in this paragraph. Following enactment of the Tax Act, we generally expect that compensation paid to our applicable named executives in excess of $1 million will not be deductible, subject to an exception for compensation provided pursuant to a binding written contract in effect as of November 2, 2017.

# Explanation of Non-GAAP Financial Measures and Performance Metrics

Information on how GE calculates the following metrics (presented on pages 5, 30, 33 and 43-44).

— Industrial operating + Verticals EPS,
— Industrial operating margin,
— Industrial return on total capital (ROTC),
— Industrial segment organic revenue growth,
— Industrial operating profit,
— Industrial structural cost,
— Operating cash flow, and
— Total cash generation,

is disclosed in the supplemental materials on GE's proxy website (see "Helpful Resources" on page 73) and in the "Supplemental Information" section of GE's annual report on Form 10-K for 2017. Information on how GE calculates the funding metrics for the annual bonus program as well as the performance metrics for the 2016–2018 LTPA program, 2015–2017 PSUs and 2016–2018 PSUs is also disclosed in the supplemental materials on GE's proxy website.

# Caution Concerning Forward-Looking Statements

This document contains "forward-looking statements" — that is, statements related to future events that by their nature address matters that are, to different degrees, uncertain. For details on the uncertainties that may cause our actual future results to be materially different than those expressed in our forward-looking statements, see the Forward-Looking Statements Information page on our Investor Relations website (see "Helpful Resources" on page 73) as well as our annual reports on Form 10-K and quarterly reports on Form 10-Q. We do not undertake to update our forward-looking statements. This document also includes certain forward-looking projected financial information that is based on current estimates and forecasts. Actual results could differ materially.

# Compensation Committee Report

The Compensation Committee has reviewed the compensation discussion and analysis (pages 27 through 52, which, pursuant to SEC rules, does not include the "CEO Pay Ratio" discussion below) and discussed that analysis with management. Based on its review and discussions with management, the committee recommended to the Board that the compensation discussion and analysis be included in the company's annual report on Form 10-K for 2017 and this proxy statement. This report is provided by the following independent directors, who comprise the committee:

John J. Brennan (Chairman)          Andrea Jung
Marijn E. Dekkers                   Rochelle B. Lazarus
Edward P. Garden                    James E. Rohr

# CEO Pay Ratio

**RATIO OF CEO PAY TO MEDIAN EMPLOYEE PAY.** Our median employee earned $57,211 in total compensation for 2017. Based upon the total 2017 compensation reported for Mr. Flannery of $9,000,603, as reported under "SEC Total" in the Summary Compensation Table on page 37, our ratio of CEO to median employee pay was 157 to 1. Our median employee is employed in Germany in our Healthcare business.

**HOW WE IDENTIFIED THE MEDIAN EMPLOYEE.** To identify the median GE employee, we identified our total employee population as of December 31, 2017, and, in accordance with SEC rules, excluded the CEO, employees from acquisitions during the year* and employees from certain countries representing in aggregate less than 5% of our employee base,** to arrive at the median employee consideration pool. We then used annualized salary data to narrow this pool to those employees between the 48th and 52nd percentiles. Once we identified this narrowed pool, we used actual salary and incentive compensation paid for the prior 12 months to determine the median employee. We then calculated the median employee's total compensation in accordance with SEC rules to use as the basis for the pay ratio. Foreign exchange rates were translated to the U.S. dollar equivalent based on rates as of December 31, 2017. We compared the median employee's compensation to Mr. Flannery as he was our CEO on the sample date.

*We excluded employees from the following acquisitions: Baker Hughes (29,149), Doosan HRSG (306), Electric Insurance Company (453), GEONX S.A. (11), LM Wind Power (9,807), Monica Healthcare (15), Novia Strategies (25), Nurego, Inc. (23), Asymptote (11), ServiceMax (434), IQP (8), Critical Technologies (23), OC Robotics (18), Solano Labs, Inc (7), and Puridify Ltd (17) for a total of 40,307 employees.

**These countries and their headcounts as of the sample date were: Albania (9), Algeria (605), Angola (291), Azerbaijan (40), Bahrain (89), Bangladesh (57), Belgium (639), Bermuda (3), Brunei Darussalam (7), Bulgaria (20), Cambodia (5), Cameroon (6), Chad (38), Chile (311), Colombia (398), Congo (3), Costa Rica (3), Cote d'Ivoire (51), Croatia (737), Czech Republic (863), Denmark (124), Dominican Republic (4), Ecuador (60), Egypt (700), Equatorial Guinea (10), Estonia (339), Ethiopia (17), Georgia (2), Ghana (83), Greece (160), Guatemala (5), Hong Kong (154), Iraq (137), Israel (641), Jamaica (3), Jordan (31), Kazakhstan (232), Kenya (211), Kuwait (225), Lao People's Democratic Republic (2), Latvia (10), Lebanon (48), Libya (31), Lithuania (67), Luxembourg (25), Malawi (2), Malta (4), Mauritius (4), Mongolia (2), Montenegro (7), Morocco (108), Mozambique (44), Myanmar (12), Nepal (3), Netherlands (839), New Zealand (86), Nigeria (459), Oman (206), Pakistan (172), Panama (36), Papua New Guinea (20), Peru (125), Philippines (98), Portugal (386), Qatar (377), Senegal (3), Serbia (22), Slovakia (152), Slovenia (3), South Africa (889), Sri Lanka (157), Tajikistan (12), Tanzania (5), Thailand (576), Trinidad and Tobago (22), Tunisia (86), Turkmenistan (11), Uganda (2), Ukraine (12), Uruguay (1), Uzbekistan (2), Venezuela (166), Vietnam (753), Yemen (3) and Zambia (15), for a total of 13,378 employees. As of December 31, 2017, using the methodology required by the rule governing this disclosure, GE had approximately 101,200 U.S. employees and approximately 187,800 employees in other countries, for a total of approximately 289,000 employees globally factored into the sample before the country exclusions listed above.

COMPENSATION

# Director Compensation

The compensation program for independent directors is designed to achieve the following goals:

— **Fairly pay directors** for the work required at a company of GE's size and scope;
— **Align directors' interests** with the long-term interests of GE shareowners; and
— **Be simple, transparent and easy** for shareowners to understand.

## Annual Compensation

**OVERVIEW.** Our independent directors receive annual compensation as shown in the table below. There are no additional meeting fees. The lead director and members of our Board committees receive additional compensation due to the workload and broad responsibilities of these positions.

| | |
|---|---|
| **All independent directors** | $275,000 |
| **Lead director** | $50,000 |
| **Audit Committee members** | $35,000 |
| **Finance & Capital Allocation Committee members*** | $30,000 |
| **Management Development & Compensation Committee members** | $25,000 |
| **Governance & Public Affairs Committee members** | $10,000 |
| **Technology & Industrial Risk Committee members**** | $10,000 |

— **Form of payment.** 40% in cash & 60% in deferred stock units (DSUs); directors can elect to defer some or all of the cash portion in additional DSUs
— **Time of payment.** Quarterly installments
— **Multiple committees.** If a director serves on more than one committee, the additional compensation applies separately for each committee
— **Limit on director compensation.** $1,500,000 annually, including cash & equity, but excluding amounts awarded under the Charitable Award Program (which has been closed to new directors)

*This committee was established in December 2017.
**This committee will be eliminated after the 2018 annual meeting.

**HOW DEFERRED STOCK UNITS WORK**. Each DSU is equal in value to a share of GE stock and is fully vested upon grant, but does not have voting rights. To calculate the number of DSUs to be granted, we divide the target value of the DSUs by the average closing price of GE stock for the 20 days preceding and including the grant date. DSUs accumulate quarterly dividend-equivalent payments, which are reinvested into additional DSUs. The DSUs are paid out in cash beginning one year after the director leaves the Board. Directors may elect to take their DSU payments as a lump sum or in payments spread out for up to 10 years.

**OTHER COMPENSATION.** Our independent directors may also receive the following benefits:

— **Matching Gifts Program.** Independent directors may participate in the GE Foundation's Matching Gifts Program on the same terms as GE employees. Under this program, the GE Foundation matched for each participant up to $25,000 for 2017 contributions to approved charitable organizations. Beginning in 2018, the Matching Gifts Program will be limited to $5,000.
— **Charitable Award Program.** Each director who joined the Board before 2016 may, upon leaving the Board, designate up to five charitable organizations to share in a $1 million GE contribution. Directors may not choose a private foundation with which they are affiliated. The Board terminated this program for new directors in 2015.
— **Lighting Program.** Independent directors are eligible to receive GE light bulbs from the company.
— **Incidental Board Meeting Expenses.** The company occasionally provides travel and sponsors activities for spouses or other guests of the directors in connection with Board meetings.

## Changes to Director Compensation

The Governance Committee reviews director compensation annually, assisted periodically by an independent compensation consultant. In 2017, the Governance Committee reviewed its director compensation program and determined not to make any changes, other than to recommend the payment of an annual fee of $30,000 for members of the newly formed Finance Committee, which the Board approved in light of the committee's anticipated responsibilities and workload.

COMPENSATION

# Director Compensation Table

This table shows the compensation that each independent director earned for his or her 2017 Board and committee service. Amounts reflect partial-year Board service for Mr. Lane, who retired from the Board in October 2017, and for Dr. Lavizzo-Mourey and Mr. Garden, who joined the Board in April 2017 and October 2017, respectively. Mr. McAdam retired from the Board in December 2017 following the last scheduled Board meeting for the year and his compensation was not prorated. Mr. Garden has advised us that, pursuant to his arrangement with Trian, he transfers to Trian, or holds for the benefit of Trian and/or Trian Entities, all director compensation paid to him.

| Name of Director | Cash Fees | Stock Awards | Matching Gifts | Other Benefits | Total |
|---|---|---|---|---|---|
| Sébastien M. Bazin | $0 | $309,726 | $0 | $0 | $309,726 |
| W. Geoffrey Beattie | $0 | $306,017 | $22,811 | $0 | $328,828 |
| John J. Brennan | $0 | $355,374 | $25,000 | $0 | $380,374 |
| Francisco D'Souza | $0 | $290,105 | $0 | $0 | $290,105 |
| Marijn E. Dekkers | $0 | $306,017 | $25,000 | $0 | $331,017 |
| Edward P. Garden | $32,500 | $48,219 | $0 | $0 | $80,719 |
| Peter B. Henry | $0 | $299,755 | $8,000 | $0 | $307,755 |
| Susan J. Hockfield | $118,000 | $174,726 | $14,000 | $0 | $306,726 |
| Andrea Jung | $124,000 | $183,610 | $25,000 | $0 | $332,610 |
| Robert W. Lane | $90,000 | $133,177 | $0 | $1,000,000 | $1,223,177 |
| Risa Lavizzo-Mourey | $35,625 | $140,411 | $0 | $0 | $176,036 |
| Rochelle B. Lazarus | $0 | $306,017 | $25,000 | $0 | $331,017 |
| Lowell C. McAdam | $0 | $281,338 | $0 | $0 | $281,338 |
| Steven M. Mollenkopf | $0 | $278,833 | $0 | $0 | $278,833 |
| James J. Mulva | $0 | $319,598 | $25,000 | $0 | $344,598 |
| James E. Rohr | $135,500 | $200,643 | $25,000 | $0 | $361,143 |
| Mary L. Schapiro | $24,800 | $281,536 | $4,500 | $961 | $311,797 |
| James S. Tisch | $0 | $285,047 | $0 | $0 | $285,047 |

**CASH FEES.** Amount of cash compensation earned in 2017 for Board and committee service.

**STOCK AWARDS.** Aggregate grant date fair value of DSUs granted in 2017, as calculated in accordance with SEC rules, including amounts that the directors deferred into DSUs in lieu of all or a part of their cash compensation. Grant date fair value is calculated by multiplying the number of DSUs granted by the closing price of GE stock on the grant date (or the last trading day prior to the grant date), which was $29.80 for March 31, 2017 grants, $27.01 for June 30, 2017 grants, $24.18 for September 30, 2017 grants, and $17.45 for December 31, 2017 grants. The table below shows the cash amounts that the directors deferred into DSUs in 2017 and the number of DSUs accrued as of 2017 fiscal year-end.

| Director | Cash Deferred into DSUs in 2017 | # DSUs Outstanding at 2017 Fiscal Year-End |
|---|---|---|
| Bazin | $125,500 | 19,619 |
| Beattie | $124,000 | 131,525 |
| Brennan | $144,000 | 76,797 |
| D'Souza | $117,500 | 54,306 |
| Dekkers | $124,000 | 46,418 |
| Garden | $0 | 2,763 |
| Henry | $121,500 | 17,590 |
| Hockfield | $0 | 92,446 |
| Jung | $0 | 153,313 |
| Lane | $0 | 147,934 |
| Lavizzo-Mourey | $35,625 | 6,598 |
| Lazarus | $124,000 | 223,950 |
| McAdam | $114,000 | 17,829 |
| Mollenkopf | $113,000 | 13,013 |
| Mulva | $129,500 | 151,839 |
| Rohr | $0 | 32,162 |
| Schapiro | $99,200 | 42,105 |
| Tisch | $115,500 | 90,773 |

**MATCHING GIFTS.** Under the terms of the Matching Gifts Program, contributions made within a calendar year are eligible to be matched if they are reported to GE by April 15 of the following year. Amounts shown in this column reflect all contributions reported to the company in 2017, including 2016 contributions reported to GE by April 2017 and excluding any 2017 contributions that were not reported until 2018; $7,350 of the amounts reported for Dr. Hockfield relate to gifts made in 2016 that were reported after April 2017.

**OTHER BENEFITS.** This column includes: (1) the fair market value of products received under the Lighting Program; and (2) a $1,000,000 contribution under our legacy Charitable Award Program to a non-profit educational institution designated by Mr. Lane upon his retirement.

## No Additional Director Compensation

Independent directors do not receive any cash incentive compensation, hold deferred compensation balances or receive pension benefits. Since 2003, DSUs have been the only equity incentive compensation awarded to the independent directors; we ceased granting stock options to directors in 2002, and no independent director had stock options outstanding at 2017 fiscal year-end. Directors who are company employees do not receive any compensation for their services as directors.

## Share Ownership Requirements for Independent Directors

All independent directors are required to hold at least $550,000 (5 times the cash portion of their annual retainer) worth of GE stock and/or DSUs while serving as GE directors. They have five years to meet this ownership threshold. All directors are in compliance with this requirement.

## Director and Officer (D&O) Insurance

GE provides liability insurance for its directors and officers. The annual cost of this coverage is approximately $7.5 million.

Management Proposal No. 2
**APPROVAL OF THE GE INTERNATIONAL EMPLOYEE STOCK PURCHASE PLAN**

We are asking shareowners to approve the Amended Plan, which permits employees located outside the US to purchase a limited amount of GE stock through payroll deductions and receive a 15% match by GE, further aligning them with our shareowners.

**Why the Board recommends a vote FOR the Amended Plan.** The purposes of the plan are to:

— **Encourage** eligible salaried employees outside the US to acquire an ownership interest in GE and participate in the growth and performance of GE;

— **Generate** an increased incentive to contribute to GE's future success and prosperity, thus enhancing the value of the company; and

— **Enhance** the ability of the company to attract and retain qualified individuals upon whom the sustained progress, growth and profitability of GE depend.

Failure to obtain shareowner approval of the Amended Plan may limit GE's ability to achieve these important objectives.

✓ **YOUR BOARD RECOMMENDS A VOTE FOR APPROVAL OF THE GE INTERNATIONAL EMPLOYEE STOCK PURCHASE PLAN**

# Overview of the GE International Employee Stock Purchase Plan

The Board of Directors has approved, subject to approval by GE shareowners, the GE International Employee Stock Purchase Plan, as amended and restated (the Amended Plan). The Amended Plan amends and restates the GE International Employee Stock Purchase Plan, which was initially approved by the Board in 2002 (the Existing Plan) to offer 50 million shares. The Amended Plan increases the share authorization by an additional 50 million shares.

## Background and Rationale

The Amended Plan is a broad-based plan for our employees located outside the United States to purchase GE common stock through payroll deductions and to receive a matching contribution from GE equal to 15% of the shares purchased. Within the United States, employees are generally eligible to participate in the GE Retirement Savings Plan (a 401(k) plan), which provides a company matching contribution and offers the ability to invest in a GE stock fund if a participant chooses to do so.

**WHY AMEND THE PLAN NOW.** The Existing Plan authorized the issuance of 50 million shares. As of December 31, 2017, 3.4 million GE shares remained available for purchase out of this share authorization. Based upon historical levels of participation and GE's stock price, we expect to run out of shares under the Existing Plan in late 2018, which is why we are seeking shareowner approval of the Amended Plan at the 2018 annual meeting. This is the first time we are seeking shareowner approval for our employee stock purchase plan as the Existing Plan was adopted prior to the NYSE's shareowner approval rules becoming effective in 2003, and this is the first time the plan is being materially amended.

**HOW LONG WE EXPECT THE NEW SHARE AUTHORIZATION TO LAST.** Based upon historical levels of participation in the Existing Plan and assumptions about GE's stock price, we expect the additional 50 million shares will be sufficient to cover purchases under the Amended Plan for at least the next ten years.

**DILUTION UNDER THE PLAN.** The proposed additional 50 million shares that we are seeking shareowner approval for represents potential dilution of approximately 0.57%, based on GE's 8.7 billion shares outstanding as of December 31, 2017. Together with the 3.4 million shares remaining available for purchase under the Existing Plan as of that date, the potential dilution is approximately 0.61%. In 2017, the dilution attributable to the Existing Plan (based on shares purchased under the plan during the year) was 0.03%. The Board of Directors believes that these dilution levels are reasonable, particularly in light of the proceeds the company receives under the program from participant contributions (for example, GE received proceeds of $44.4 million in 2017).

**THE PLAN IS BROAD-BASED.** In 2017, approximately 21,400 employees globally participated in the plan, purchasing 2.9 million shares. This included 68 employees at the senior executive band level or above, who purchased 38,270 shares. Directors and executive officers are not eligible to participate in the plan.

## Summary of the Amended Plan

The following summary describes the material terms of the Amended Plan. This summary is qualified in its entirety by reference to the terms of the Amended Plan, a copy of which is attached as Appendix A to this proxy statement.

**PURPOSE.** The purpose of the Amended Plan is to provide employees with an opportunity to purchase GE common stock. The Amended Plan is not intended to qualify as an "employee stock purchase plan" under the Internal Revenue Code of 1986.

**ADMINISTRATION.** The Amended Plan is administered by a committee composed of senior management (the Plan Committee) designated by the Board of Directors. The Amended Plan provides the Plan Committee with the authority to promulgate any rules or regulations that it deems necessary for the proper administration of the plan; interpret plan provisions, adjudicate claims, resolve ambiguities and supervise the day-to-day administration of the plan; make factual determinations relevant to plan administration; adopt sub-plans or rules or procedures applicable to specified participating companies or locations; and take all action in connection with administering the plan as it deems necessary or advisable consistent with the delegation from the Board of Directors.

**SHARES.** If this proposal is approved by shareowners, an additional 50 million shares of authorized common stock will be reserved for issuance under the Amended Plan. Shares available for issuance pursuant to the Amended Plan may be sourced from shares purchased in the open market, treasury shares or authorized and unissued shares. The closing price for GE's common stock, $0.06 par value, on March 9, 2018, was $14.94 per share, as reported on the NYSE.

COMPENSATION

**ELIGIBILITY.** Employees located outside the United States (approximately 200,000 as of December 31, 2017), including senior executives of GE and certain of its foreign subsidiaries, are eligible to participate in the Amended Plan in accordance with the plan terms and the rules prescribed by the Plan Committee. Senior executives located outside the United States are eligible to participate in the Amended Plan on the same basis as all other eligible employees, subject to the ability of the Plan Committee to restrict participation in the Amended Plan to comply with U.S. or foreign laws, stock exchange rules or U.S. accounting rules. However, the company's executive officers, including named executive officers, and non-employee directors are not eligible to participate.

**OFFERING PERIOD AND PRICE OF SHARES.** Unless the Plan Committee determines otherwise, there are quarterly offering periods under the Amended Plan during which participants may elect to purchase shares of GE stock through payroll deductions up to the limits set forth in the plan. Once enrolled in the Amended Plan, participants receive a purchase right for each month within the offering period. This means that amounts credited to each participating participant's account (including both participant contributions and GE matching contributions, which are described below) as of the last trading day of the month are applied to purchase full and fractional shares of GE stock at a price equal to the closing price of GE stock on the NYSE as of that date.

**LIMIT ON PARTICIPANT CONTRIBUTIONS.** Each offering period, participants can elect to contribute up to 10% of their compensation (as defined in the Amended Plan).

**MATCHING CONTRIBUTIONS.** GE makes monthly matching contributions to participants' accounts (in GE stock) equal to 15% of the shares purchased through participant contributions. The company has the sole right to determine how foreign exchange rates are converted to U.S. dollars for purposes of the Amended Plan.

**PROCEEDS.** The proceeds from the sale of stock and administrative fees received under the Amended Plan will constitute general funds of GE and may be used by us for any purpose.

**ANTI-DILUTION ADJUSTMENTS.** The Amended Plan provides the Plan Committee the right to make proportionate adjustments to the number and type of shares reflect stock splits, stock dividends, and other changes in the capital stock, mergers, consolidations, split-ups, split-offs and other corporate transactions, as it deems equitable in order to prevent the dilution or enlargement of benefits or potential benefits intended to be made available under the plan.

**CORPORATE TRANSACTIONS.** In the event of a proposed liquidation or dissolution of the company, any offering period then in progress will terminate and any unapplied payroll deductions will be refunded without matching contributions or interest, unless the Plan Committee determines otherwise. In the event of a proposed sale of all or substantially all of the company's assets, or a merger or consolidation of the company, the Plan Committee will determine whether to convert purchase rights to purchase rights for the successor company, treat all purchase rights as exercisable as of a certain date, or terminate the Amended Plan and refund all unused payroll deductions to participating employees.

**AMENDMENT AND TERMINATION.** Subject to the limitations set forth below, the Plan Committee may amend the Amended Plan at any time and for any reason. Pursuant to NYSE rules, GE is required to seek shareowner approval for any amendment that would increase the number of shares authorized for issuance under the Amended Plan (except pursuant to the anti-dilution provisions discussed above), increase the percentage at which GE matches participants' contributions to the Amended Plan, expand the classes of individuals eligible to participate in the Amended Plan, or any other amendment that is considered a "material revision" under the NYSE rules. The Amended Plan will terminate when no more shares remain available for issuance under the plan, unless earlier terminated at the discretion of the Board of Directors.

**TAX TREATMENT.** For U.S. federal income tax purposes, a participant does not realize income at the time of enrollment in the Amended Plan or purchase of a share upon exercise of a purchase right. A participant recognizes ordinary income, however, with respect to GE's matching contributions, equal to the fair market value of the GE stock received on the date the stock is transferred to the participant. The ordinary income recognized by the participant will be subject to tax withholding by GE. GE is entitled to a deduction in the same amount as and at the time the employee recognizes ordinary income. **The foregoing is only a summary of the effect of U.S. federal income taxation upon participants subject to U.S. taxation and GE with respect to participation under the Amended Plan and based on U.S. federal income tax laws in effect as of the date of this proxy statement. It does not intend to be exhaustive and does not discuss the tax consequences arising in the context of the participant's death or the income tax laws of any municipality, state or foreign country in which the participant's income or gain may be taxable or the gift, estate, excise, or any tax law other than U.S. federal income tax law. Because individual circumstances may vary, GE advises all participants to consult their own tax advisor concerning the tax implications of awards granted under the Amended Plan.**

**NEW PLAN BENEFITS.** The future benefits or amounts that would be received under the Amended Plan are not determinable at this time as both participation in the plan and the amounts that participants elect to contribute are voluntary.

# Audit

## Independent Auditor Engagement

### We Engaged KPMG After a Rigorous Review Process

The Audit Committee is directly responsible for the appointment, compensation (including advance approval of the audit fee), retention and oversight of the independent registered public accounting firm that audits our financial statements and our internal control over financial reporting. The committee has selected KPMG as our independent auditor for 2018. KPMG has served as our independent auditor since 1909.

The Audit Committee annually reviews KPMG's independence and performance in deciding whether to retain KPMG or engage a different independent auditor. In the course of these reviews, the committee considers, among other things:

— **KPMG's historical and recent performance on the GE audit,** including the results of an internal, worldwide survey of KPMG's service and quality;

— **KPMG's capability and expertise** in handling the breadth and complexity of our worldwide operations;

— **An analysis of KPMG's known legal risks and any significant legal or regulatory proceedings** in which it is involved (including an interview with KPMG's chairman and CEO and General Counsel and a review of the number of audit clients reporting restatements as compared to other major accounting firms);

— **External data on audit quality and performance,** including recent Public Company Accounting Oversight Board (PCAOB) reports on KPMG and its peer firms;

— **Appropriateness of KPMG's fees** for audit and non-audit services, on both an absolute basis and as compared to its peer firms; and

— **KPMG's independence and tenure as our auditor,** including the benefits and independence risks of having a long-tenured auditor and controls and processes that help ensure KPMG's independence (as described below).

Based on this evaluation, the Audit Committee believes that KPMG is independent and that it is in the best interests of GE and our shareowners to retain KPMG as our independent auditor for 2018.

### Benefits of a Long-Tenured Auditor

**HIGHER AUDIT QUALITY.** Through more than 100 years of experience with GE and over 1,400 statutory GE audits annually in more than 90 countries, KPMG has gained institutional knowledge of and deep expertise regarding GE's global operations and businesses, accounting policies and practices, and internal control over financial reporting.

**EFFICIENT FEE STRUCTURE.** KPMG's aggregate fees are competitive with peer companies because of KPMG's familiarity with our business.

**NO ONBOARDING OR EDUCATING NEW AUDITOR.** Bringing on a new auditor requires a significant time commitment that could distract from management's focus on financial reporting and internal controls.

---

**Management Proposal No. 3**

**RATIFICATION OF KPMG AS INDEPENDENT AUDITOR FOR 2018**

**What are you voting on?**

We are asking shareowners to ratify the selection of KPMG LLP (KPMG) as the independent auditor of our consolidated financial statements and our internal controls over financial reporting for 2018.

**Why are we asking you to vote?**

Although ratification is not required by our by-laws or otherwise, the Board is submitting this proposal as a matter of good corporate practice. If the selection is not ratified, the committee will consider whether it is appropriate to select another independent auditor. Even if the selection is ratified, the committee may select a different independent auditor at any time during the year if it determines that this would be in the best interests of GE and our shareowners.

 **YOUR BOARD RECOMMENDS A VOTE FOR RATIFICATION OF THE AUDIT COMMITTEE'S SELECTION OF KPMG AS OUR INDEPENDENT AUDITOR FOR 2018**

AUDIT

# Auditor Independence Controls

**THOROUGH AUDIT COMMITTEE OVERSIGHT.** The committee's oversight includes private meetings with KPMG (the committee meets with KPMG at every regular meeting, which is at least eight times per year), a comprehensive annual evaluation by the committee in determining whether to engage KPMG, and a committee-directed process for selecting the lead partner.

**RIGOROUS LIMITS ON NON-AUDIT SERVICES.** GE requires Audit Committee preapproval of non-audit services, prohibits certain types of non-audit services that otherwise would be permissible under SEC rules, and requires that KPMG is engaged only when it is best-suited for the job.

**STRONG INTERNAL KPMG INDEPENDENCE PROCESS.** KPMG conducts periodic internal quality reviews of its audit work, staffs GE's global audit (including statutory audits) with a large number of partners (approximately 400), and rotates lead partners every five years.

**ROBUST REGULATORY FRAMEWORK.** KPMG, as an independent registered public accounting firm, is subject to PCAOB inspections, "Big 4" peer reviews, and PCAOB and SEC oversight.

| 8X+ | 8X+ | ~400 |
|---|---|---|
| meetings per year between committee chair & KPMG | meetings per year between committee & KPMG | KPMG partners work on the GE audit |

## KPMG Will Attend the Annual Meeting

KPMG representatives are expected to attend the annual meeting. They will have an opportunity to make a statement if they wish and be available to respond to appropriate shareowner questions.

# Independent Auditor Information

## KPMG's Fees for 2016 and 2017

The committee oversees the audit and non-audit services provided by KPMG and receives periodic reports on the fees paid. The aggregate fees billed by KPMG in 2016 and 2017 for its services were:

| Types of Fees (in millions) | Audit | Audit-Related | Tax | All Other | Total |
|---|---|---|---|---|---|
| **2017** | $95.8 | $45.4 | $1.7 | $0.0 | $142.9 |
| **2016** | $81.5 | $6.9 | $1.5 | $0.0 | $89.9 |

**TOTAL.** Total fees paid to KPMG increased between 2017 and 2016 primarily due to the expense associated with carve-out audits for certain businesses (as described below) and expense associated with the 2017 audit of BHGE.

**AUDIT.** Fees for the audit of GE's annual financial statements included in our annual report on Form 10-K; the review of financial statements included in our quarterly reports on Form 10-Q; the audit of our internal control over financial reporting, with the objective of obtaining reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects; and services routinely provided by the auditor in connection with statutory and regulatory filings or engagements, as well as performing the same services for BHGE (subsequent to July 2017). For GE, these audit expenses were $63.5 million and for BHGE, audit expenses were $32.3 million. Approximately 54% of these audit fees related to KPMG's conduct of over 1,400 statutory audits in more than 90 countries. Lower recurring costs associated with the GE audit were offset by increased costs for the BHGE audit.

**AUDIT-RELATED.** Fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and internal control over financial reporting. The year-over-year fee increase was primarily attributable to the carve-out audits for GE Oil & Gas in anticipation of the Baker Hughes transaction ($30.0 million), the Water business ($4.3 million), and Industrial Solutions ($8.1 million).

**TAX.** Fees for tax compliance, and tax advice and tax planning.

**ALL OTHER.** GE did not engage KPMG for any services other than those described above.

## How We Control and Monitor the Non-Audit Services Provided by KPMG

The Audit Committee has retained KPMG (along with other accounting firms) to provide non-audit services in 2018. We understand the need for KPMG to maintain objectivity and independence as the auditor of our financial statements and our internal control over financial reporting. Accordingly, the committee has established the following policies and processes related to non-audit services.

**WE RESTRICT THE NON-AUDIT SERVICES THAT KPMG CAN PROVIDE.** To minimize relationships that could appear to impair KPMG's objectivity, the Audit Committee has restricted the types of non-audit services that KPMG may provide to us (and that otherwise would be permissible under SEC rules) and requires that the company engage KPMG only when it is best-suited for the job. For more detail, see the Audit Committee Charter (see "Helpful Resources" on page 73).

**WE HAVE A PRE-APPROVAL PROCESS FOR NON-AUDIT SERVICES.** The Audit Committee has adopted policies and procedures for pre-approving all non-audit work that KPMG performs for us. Specifically, the committee has pre-approved the use of KPMG for specific types of services related to: tax compliance, planning and consultations; acquisition/disposition services, including due diligence; consultations regarding accounting and reporting matters; and reviews and consultations on internal control and other related services. The committee has set a specific annual limit on the amount of non-audit services (audit-related and tax services) that the company can obtain from KPMG. It has also required management to obtain specific pre-approval from the committee for any single engagement over $1 million or any types of services that have not been pre-approved. The committee chair is authorized to pre-approve any audit or non-audit service on behalf of the committee, provided these decisions are presented to the full committee at its next regularly scheduled meeting.

## We Have Hiring Restrictions for KPMG Employees

To avoid potential conflicts of interest, the Audit Committee has adopted restrictions on our hiring of any KPMG partner, director, manager, staff member, advising member of the department of professional practice, reviewing actuary, reviewing tax professional and any other individuals responsible for providing audit assurance on any aspect of KPMG's audit and review of our financial statements. These restrictions are contained in our Governance Principles (see "Helpful Resources" on page 73).

## Rotation of Key Audit Partners and Audit Firms

**AUDIT COMMITTEE OVERSEES SELECTION OF NEW LEAD AUDIT ENGAGEMENT PARTNER EVERY FIVE YEARS.** The Audit Committee requires key KPMG partners assigned to our audit to be rotated at least every five years. The committee and its chair oversee the selection process for each new lead engagement partner. Throughout this process, the committee and management provide input to KPMG about GE priorities, discuss candidate qualifications and interview potential candidates put forth by the firm. The committee also reviews the performance of the lead audit partner annually.

**CONSIDERATION OF AUDIT FIRM ROTATION.** To help ensure continuing auditor independence, the committee also periodically considers whether there should be a regular rotation of the independent auditor.

# Audit Committee Report

**ROLES AND RESPONSIBILITIES.** The Audit Committee reviews GE's financial reporting process on behalf of the Board. Management has the primary responsibility for establishing and maintaining adequate internal financial controls, for preparing the financial statements and for the public reporting process. KPMG, our company's independent auditor for 2017, is responsible for expressing opinions on the conformity of the company's audited financial statements with U.S. generally accepted accounting principles and on the company's internal control over financial reporting.

**REQUIRED DISCLOSURES AND DISCUSSIONS.** The committee has reviewed and discussed with management and KPMG the audited financial statements for the year ended December 31, 2017 and KPMG's evaluation of the company's internal control over financial reporting. The committee has also discussed with KPMG the matters that are required to be discussed under PCAOB standards. KPMG has provided to the committee the written disclosures and the PCAOB-required letter regarding its communications with the Audit Committee concerning independence, and the committee has discussed with KPMG that firm's independence. The committee has concluded that KPMG's provision of audit and non-audit services to GE and its affiliates is compatible with KPMG's independence.

**COMMITTEE RECOMMENDS INCLUDING THE FINANCIAL STATEMENTS IN THE ANNUAL REPORT.** Based on the review and discussions referred to above, the committee recommended to the Board that the audited financial statements for the year ended December 31, 2017 be included in our annual report on Form 10-K for 2017 for filing with the SEC. This report is provided by the following independent directors, who comprised the committee at the time the Board approved our annual report on Form 10-K for 2017:

| | |
|---|---|
| Mary L. Schapiro (Chairman) | James J. Mulva |
| W. Geoffrey Beattie | James E. Rohr |
| Peter B. Henry | |

**AUDIT**

# Shareowner Proposals

## Shareowner Proposal No. 1 — Independent Chair

Kenneth Steiner has notified us that he intends to submit the following proposal at this year's meeting:

### Proposal 1 — Independent Board Chairman

Shareholders request our Board of Directors to adopt as policy, and amend our governing documents as necessary, to require henceforth that the Chair of the Board of Directors, whenever possible, to be an independent member of the Board. The Board would have the discretion to phase in this policy for the next CEO transition, implemented so it does not violate any existing agreement.

If the Board determines that a Chair who was independent when selected is no longer independent, the Board shall select a new Chair who satisfies the requirements of the policy within a reasonable amount of time. Compliance with this policy is waived if no independent director is available and willing to serve as Chairman. This proposal requests that all the necessary steps be taken to accomplish the above.

Caterpillar is an example of a company recently naming an independent board chairman. Caterpillar had strongly opposed a shareholder proposal for an independent board chairman as recently as its June 2016 annual meeting. Wells Fargo also reversed itself and named an independent board chairman in October 2016.

According to Institutional Shareholder Services 53% of the Standard & Poors 1,500 firms separate these 2 positions — "2015 Board Practices," April 12, 2015. This proposal topic won 50%-plus support at 5 major U.S. companies in 2013 including 73%-support at Netflix.

John Flannery was our new CEO in 2017. But Jeffrey Immelt remained as Chairman. However Mr. Flannery could be given both roles soon. If our company needs the advice of Mr. Immelt it would be better to pay him as a consultant.

Another reason to vote for this proposal is that we do not have a strong Lead Director role. Our lead director cannot call a special shareholder meeting on his own but Mr. Immelt still can.

Please vote to enhance shareholder value:

**Independent Board Chairman — Proposal 1**

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### SHAREOWNER PROPOSALS

**What are you voting on?**

The following shareowner proposals will be voted on at the annual meeting only if properly presented by or on behalf of the shareowner proponent. Some of these proposals contain assertions about GE that we believe are incorrect, and we have not attempted to refute all of the inaccuracies.

**How to find more information about the proponents**

To obtain the addresses of any of the shareowner proponents, or their GE stock holdings, email shareowner.proposals@ge.com or write to Corporate Secretary, GE, at the address listed on the inside front cover of this proxy statement, and you will receive this information promptly.

⊗ YOUR BOARD RECOMMENDS A VOTE AGAINST THESE PROPOSALS FOR THE REASONS THAT WE EXPLAIN FOLLOWING EACH PROPOSAL

---

### ⊗ Your Board recommends a vote AGAINST this proposal.

**THE BOARD CONDUCTED A THOROUGH REVIEW OF ITS LEADERSHIP STRUCTURE IN CONNECTION WITH THE RECENT CEO TRANSITION.** The Board regularly reviews its leadership structure, and the Board conducted a deep dive to evaluate whether to continue to combine or to split the chair and CEO roles in the months leading up to the company's recent CEO transition. After considering the perspectives of the independent directors, the views of our significant shareowners, voting results of recent independent chair proposals at GE, academic research, practical experience at peer companies, and benchmarking and performance data, the Board determined that appointing Mr. Flannery as chair and CEO (following a brief transition period in which Mr. Immelt

continued to serve as the chair after retiring as CEO) was in the best interests of the company and its shareowners. In the Board's view, this structure allows our CEO to speak for and lead the company and Board while also providing for effective oversight and governance by an independent board through the independent lead director.

**INDEPENDENT LEADERSHIP IS PROVIDED BY OUR LEAD DIRECTOR, JACK BRENNAN.** Our lead director, the former chairman of the board and chief executive officer of The Vanguard Group, leads meetings of the independent directors and regularly meets with the chairman for discussion of matters arising from these meetings, calls additional meetings of the independent directors or the entire Board as deemed appropriate, serves as

**Continued on next page**

a liaison on Board-related issues between the chairman and the independent directors, and performs such other functions as the Board may direct. As described in the Board's Governance Principles, these other functions include (1) advising the Governance Committee on the selection of committee chairs, (2) approving the agenda, schedule and information sent to the directors for Board meetings, (3) working with the chairman to propose an annual schedule of major discussion items for the Board's approval, (4) guiding the Board's governance processes, including the annual Board self-evaluation, succession planning and other governance-related matters, (5) leading the annual chairman evaluation, and (6) providing leadership to the Board if circumstances arise in which the role of the chairman may be, or may be perceived to be, in conflict, and otherwise act as chairman of Board meetings when the chairman is not in attendance. The lead director oversees the Board's periodic review of its leadership structure to evaluate whether it remains appropriate for the company. The lead director also frequently meets with our largest shareowners.

**THE CURRENT LEADERSHIP STRUCTURE IS THE MOST EFFECTIVE FOR GE AT THIS TIME.** The Board believes that GE's corporate governance policies and practices combined with the

strength of our independent directors serve to minimize any potential conflicts that may result from combining the roles of CEO and chairman. The Board continues to believe that the existing structure is the best way to efficiently and effectively protect and enhance our long-term success and shareowner value, and it will continue to monitor the appropriateness of this structure as it does with all governance issues. In the view of the Board, instituting a requirement that the roles of chair and CEO must be split at a future date could have the consequence of making our management and governance processes less effective than they are today through undesirable duplication of work and, in the worst case, lead to a blurring of the clear lines of accountability and responsibility, without any proven offsetting benefits. 67% of the companies in the Dow 30 currently maintain combined chair and CEO positions. According to the 2017 Spencer Stuart Board Index, 72% of companies in the S&P 500 do not have an independent board chairman.

For the foregoing reasons, the Board recommends a vote AGAINST this proposal.

# Shareowner Proposal No. 2 — Cumulative Voting

Martin Harangozo has notified us that he intends to submit the following proposal at this year's meeting:

RESOLVED: "That the stockholders of General Electric, assembled in Annual Meeting in person and by proxy, hereby request the Board of Directors to take the necessary steps to provide for cumulative voting in the election of directors, which means each stockholder shall be entitled to as many votes as shall equal the number of shares he or she owns multiplied by the number of directors to be elected, and he or she may cast all of such votes for a single candidate, or any two or more of them as he or she may see fit."

REASONS: "Many states have mandatory cumulative voting, so do National Banks." "In addition, many corporations have adopted cumulative voting." The increase in shareholder voice as represented by cumulative voting, may serve to better align shareholder performance to CEO performance. "If you AGREE, please mark your proxy FOR this resolution."

## ⊗ Your Board recommends a vote AGAINST this proposal.

**GE'S EXISTING VOTING POLICY ENSURES THE BROADEST AND FAIREST SHAREOWNER REPRESENTATION.** We believe that this proposal is contrary to the goals of broader shareowner representation reflected in our existing director election standard. Moreover, implementation of this shareowner proposal could allow one or a few shareowners who acquire a small percentage of GE common stock to have a disproportionate effect on the election of directors, possibly leading to the election of directors who are beholden to the special interests of the shareowners responsible for their election, even if shareowners holding a majority of GE's common stock opposed their election. The Board believes that directors should be accountable to all shareowners and elected by shareowners holding a majority of GE's common stock, not solely accountable to a faction of shareowners who are only able to elect directors by cumulating their votes. Fewer than 3% of S&P 500 companies currently provide for cumulative voting. The Board believes that GE's current election process protects the best interests of all shareowners.

**GE ALREADY HAS STRONG BOARD ACCOUNTABILITY TOOLS, BEING AN EARLY ADOPTER OF PROXY ACCESS AND IMPLEMENTING MAJORITY VOTING FOR DIRECTOR ELECTIONS.** Each share of GE common stock is entitled to one vote for each director nominee. In uncontested director elections, like the one covered by this proxy statement, GE directors are elected by an affirmative majority of the votes cast, and in contested elections, where there is more than one nominee competing for a director seat, directors are elected by an affirmative plurality of the votes cast. We also provide our shareowners with a right to submit director nominees for inclusion in our proxy statement if the shareowners and the nominees satisfy the requirements specified in our by-laws, commonly known as proxy access. The Board believes that our voting system is fair and most likely to produce an effective board of directors that will represent the interests of all GE shareowners by providing for the election of director nominees who have received broad support from shareowners.

Accordingly, the Board recommends a vote AGAINST this proposal.

# Shareowner Proposal No. 3 — Deduct Impact of Stock Buybacks from Executive Pay

Myra Young has notified us that she intends to submit the following proposal at this year's meeting:

**Proposal 3 — Deduct Impact of Stock Buybacks from Executive Pay**

RESOLVED: The shareholders of General Electric Company (GE or the "Company") ask the board of directors to adopt a policy that the board will not utilize "earnings per share" ("EPS") or its variations (e.g., diluted or operating EPS) or financial ratios (return on assets or net assets or equity) in determining a senior executive's incentive compensation or eligibility for such compensation, unless the Board utilizes the number of outstanding shares on the beginning date of the performance period and excludes the effect of stock buybacks that may have occurred between that date and the end of the performance period. This policy shall be implemented without violating existing contractual obligations in existence on the date this proposal is adopted.

SUPPORTING STATEMENT: According to last year's proxy statement, a substantial proportion of compensation for 2016 to executives was based on performance targets, including earnings per share (EPS). https://www.sec.gov/Archives/edgar/data/40545/000120677417000738/ge3179831-def14a.htm#Compensation_30

As shareholders, we support the use of performance metrics that align senior executive pay with long-term sustainable growth. We are concerned this alignment may not exist, however, if a company is using earnings per share or certain financial return ratios to calculate incentive pay awards at a time that the company is aggressively repurchasing its shares.

Research by Robert Ayres and Michael Olenick of INSEAD found "the more capital a business invests in buying its own stock, expressed as a ratio of capital invested in buybacks to current market capitalization, the less likely that company is to experience long-term growth in overall market value. "GE has repurchased $114.6 billion of its own stock and has, at the end of Q1, 2016, a market capitalization of $253.25 billion, a ratio of 45%." [Secular Stagnation (Or Corporate Suicide?) https://ruayres.wordpress.com/2017/07/11/secular-stagnation-or-corporate-suicide]

EPS and financial return ratios can be directly affected by changes in the number of outstanding shares. Thus, a stock buyback means that EPS is calculated by dividing earning or net earnings by a reduced number of outstanding shares, a process that can artificially boost EPS. A higher EPS may not reflect an actual improvement in performance.

This proposal should be read in the context of the 7/13/2014 comment letter from the SEC (https://www.sec.gov/Archives/edgar/data/40545/000000000017024592/filename1.pdf), in which 16 items in GE's 10-K filing were listed as being potentially misleading to investors, with half the items mentioning the reporting of numbers that were inconsistent with Generally Accepted Accounting Principles (GAAP).

This proposal would not affect the board's discretion about the appropriate method of returning value to shareholders. The proposal would, however, address the distorting effect that stock buybacks can have on calculating what is supposed to be incentive pay for senior executives that is based on genuine improvements in performance.

We urge you to vote For:

**Proposal 3 — Deduct Impact of Stock Buybacks from Executive Pay**

## ⊗ Your Board recommends a vote AGAINST this proposal.

**THE POLICY REQUESTED BY THE PROPOSAL WOULD UNDULY RESTRICT THE COMPENSATION COMMITTEE.** We believe that it is important for our executive compensation programs to be aligned with the long-term interests of our shareowners. As such, the Compensation Committee needs to have the flexibility to fine-tune (and, when warranted, make more significant enhancements) to our compensation programs to ensure that they continue to appropriately incentivize management with strong alignment to the company's strategy. Following the GE Capital exit, dedicating the proceeds from the disposition of our financial services businesses to share repurchases as a means of reducing our shares outstanding, with the objective of maintaining post-Capital neutrality in terms of earnings per share (EPS) was a tenet of our investor framework and overall strategy. As a result, EPS targets were included in our 2017 annual cash bonus plan and in the Long-Term Performance Awards

(LTPAs) for 2016–2018, and these targets assumed a certain level of share repurchases. These EPS targets were not met, however, and no bonus was paid for this aspect of the bonus plan in 2017, and we also expect that the EPS target will not be met for the LTPAs. While share repurchases are not a part of our current investor framework, our strategy may change over time and, in the future, we may conclude that reducing our shares outstanding through repurchases or setting EPS targets that reflect a repurchasing strategy represents the best capital allocation choice for the company. Imposing arbitrary limitations on the Compensation Committee's ability to structure executive compensation arrangements to reflect such a strategy would unduly restrict the Committee's ability to ensure this alignment with shareowners.

Accordingly, the Board recommends a vote AGAINST this proposal.

# Shareowner Proposal No. 4 — Political Lobbying and Contributions

The National Center for Public Policy Research has informed us that it intends to present the following proposal at this year's meeting:

**Political Lobbying and Contributions**

**Whereas,** we believe in full disclosure of our company's direct and indirect lobbying activities and expenditures to assess whether General Electric's lobbying is consistent with General Electric's expressed goals and in the best interest of shareowners.

**Resolved,** the shareowners of General Electric Company ("GE") request the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by GE used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. Description of management's and the Board's decision-making process and oversight for making payments described in section 2 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which GE is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees and posted on GE's website.

**Supporting Statement**

As shareowners, we encourage transparency and accountability in our company's use of corporate funds to influence legislation and regulation.

The company lobbies on a broad array of issues and works with groups that do the same. As such, the company has become a target for anti-free speech activists. These activists are working to defund pro-business organizations by attacking their corporate members.

The company should take an active role in combating this narrative and attacks on its right to freedom of association.

The company should be proud of its memberships in trade associations and non-profit groups that promote pro-business, pro-growth initiatives.

For example, the company's membership in groups such as the U.S. Chamber of Commerce should be applauded and endorsed by shareholders. The Chamber of Commerce advances initiatives designed to unburden corporations such as General Electric, allowing them the freedom to create jobs and economic prosperity in the United States.

Rather than letting outside agitators set the message that these relationships are somehow nefarious, the company should explain the benefits of its involvement with groups that advocate for smaller government, lower taxes and free-market reforms. The company should show how these relationships benefit shareholders, increase jobs and wages, help local communities and generally advance the company's interests.

The proponent supports the company's free speech rights and freedom to associate with groups that advance economic liberty. The company should stand up for those rights.

---

## ⊗ Your Board recommends a vote AGAINST this proposal.

**GE ALREADY PROVIDES COMPREHENSIVE LOBBYING DISCLOSURE.** GE believes in promoting transparency around its political spending, and in 2017 was ranked in the First Tier of S&P 500 companies for its political disclosure and transparency by the CPA-Zicklin Index, a third-party watchdog organization. GE already discloses its process and oversight for political contributions and lobbying activities on its website, available at www.ge.com/sustainability/reports-hub (see "Lobbying Disclosure Policy" and "GE Political Contribution Policy"). Additionally, GE files quarterly reports pursuant to the federal Lobbying Disclosure Act with the U.S. House of Representatives and the U.S. Senate on its communications with any member or employee of a legislative body or covered executive branch official. These reports disclose the company's lobbying expenditures, describe legislation and general issues that were the topic of communication and identify the individuals who lobbied on behalf of the company. Links to these reports are provided on GE's website listed above. GE files similar periodic reports in a number of states, which are also publicly available.

**WE EXERCISE ACTIVE OVERSIGHT OF OUR LOBBYING ACTIVITIES.** We have detailed policies for disclosure and oversight of our lobbying activities. The Governance Committee, which is composed solely of independent directors, receives and reviews reports on the company's lobbying expenses semiannually. GE also has a Corporate Oversight Board, which regularly reviews GE's expenditures and ensures proper controls are in place for compliance with GE's political spending policies and that the expenditures and activities advance and are consistent with GE's business objectives. In 2017, GE continued to report significantly

lower levels of lobbying expenditures than in earlier years as part of a concerted effort to reduce such spending.

**THE SUCCESS OF OUR BUSINESS DEPENDS ON SOUND PUBLIC POLICIES.** We engage with public policymakers, where legal and appropriate, when we believe it will serve the best interests of GE, our investors, employees, suppliers and other stakeholders. GE's overall reliance on trade associations has declined in recent years. While we agree with the proponent that the associations and coalitions to which GE belongs perform many valuable functions, lobbying is just one of many functions that these organizations serve. GE does not direct how the dues it pays to these organizations are used, and these organizations may, in their sole discretion, engage in lobbying activities. As we state on our website, GE may not agree with every position or lobbying action taken by such associations. Accordingly, the Board believes that additional disclosures regarding payments to these trade associations would not necessarily present an accurate reflection of GE's positions on certain public policy issues and, therefore, could be an unnecessary distraction.

**THE PROPOSAL WOULD IMPOSE UNNECESSARY ADMINISTRATIVE BURDENS AND COSTS.** The Board acknowledges the interests of shareowners in information about GE's participation in the political process. Still, the Board believes that the proposal's additional detailed reporting obligation would be duplicative of existing disclosures and that it would impose an unnecessary administrative burden on the company when sufficient disclosure already exists.

Accordingly, the Board recommends a vote AGAINST this proposal.

# Shareowner Proposal No. 5 — Buyback Report

Dennis Rocheleau has notified us that he intends to submit the following proposal at this year's meeting:

**2018 Proxy Proposal**

WHEREAS GE's 2015–18 Share Repurchase Program authorized the purchase of up to $50 billion of common stock, which dwarfs such supposedly transformative transactions involving Alstom and Baker Hughes, it is imperative that Shareowners understand the full sweep of this initiative beyond the fragmentary data provided in the 2016 Annual Report and on page 117 of GE's Form 10-K, appended thereto. Therefore be it RESOLVED, that the GE Board direct the appropriate company executive to prepare and distribute a comprehensive and readily understandable explanatory report of the company's share repurchase programs for fiscal years 2008 through 2017 within (60) days of the 2018 annual meeting. Such report, which will be mailed to shareowners who attend the 2018 annual meeting and thereafter be made available to Shareowners upon request, shall set forth both the company's philosophy or rationale for such repurchase programs and also all pertinent metrics regarding their administration, including, *inter alia*, identification of who is authorized to effect a repurchase, what price range is suitable for a repurchase decision, what criteria will be considered when deciding to borrow funds to make a repurchase. In addition, the 10 year historical summary will set forth for the ten year period, and for each year therein, the number of shares repurchased (exclusive of those bought for various benefit plans), the amount spent for those shares, whether such funds were from cash flow or borrowed, and what was the average price paid per share.

**Supporting Statement**

Share repurchase programs can be both complex and consequential. As Warren Buffett observed, for exiting shareholders they are always a plus; not necessarily so for continuing shareowners. As Mr. Buffett succinctly put it on page 7 of Berkshire Hathaway's 2016 Annual Report, "What is smart at one price is stupid at another." Inasmuch as Mr. Buffett was the source of much needed capital in the wake of GE's 2008 buyback of about $3 billion worth of shares at around $30 per share, we might be wise to look to him for guidance in designing and implementing a buyback plan. (The approximately 100 million shares bought back then are still significantly underwater. In addition, GE in that same time frame then sold around 500 million shares to raise more capital. Buying at $30 and selling at $22.25 could constitute living in the neighborhood of "stupid.") The GE Share Repurchase Program information contained in the 2016 Annual Report and attached 10-K is, contrary to GE's expressed values, closer to opaque than transparent. For example, just what is an ASR agreement and why was it deemed wise to employ it to buy shares at an average price of $31.60? Moreover, the data given is for only the last quarter of 2016. GE simply must do a better job of communicating clearly on this vital issue.

Please vote "Yes" to secure enhanced, understandable financial data on this critical initiative.

## ✕ Your Board recommends a vote AGAINST this proposal.

**GE ALREADY PROVIDES SHARE REPURCHASE DISCLOSURE IN ITS SEC FILINGS AND REQUIRING ADDITIONAL HARD COPY MAILINGS TO SHAREOWNERS THAT ATTEND THE ANNUAL MEETING IS INEFFICIENT.** We disclose in our quarterly reports and annual report key information around our share repurchase activity every quarter in accordance with SEC rules. This information, which can be found under the heading "Purchases of Equity by the Issuer and Affiliated Purchasers," includes the total number of shares repurchased and average price paid per share. These reports are readily available free of charge from the GE Investor Relations website or the SEC's EDGAR database. We believe the level of disclosure we provide on our buyback programs is consistent with that which is provided by peer companies. In addition, as part of our efforts to enhance our disclosures to investors and provide them with information that is relevant to their investment decisions, we voluntarily include additional detail in our annual report about the company's capital allocation philosophy and priorities, including with respect to share repurchases, and additional detail around the historical results of our capital allocation activities. For example, see the introduction and summary to our 2017 Form 10-K on page 9. Producing an additional report covering an arbitrary period when such information is available on a continuous, quarterly basis — and requiring that the report be mailed out in paper form — is not an efficient use of corporate resources.

Because the company's existing disclosures already provide the substantive information requested by the proposal, the Board recommends a vote AGAINST this proposal.

# Shareowner Proposal No. 6 — Written Consent

William Steiner has notified us that he intends to submit the following proposal at this year's meeting:

**Proposal 6 — Shareholder Right to Act by Written Consent**

Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to be consistent with applicable law and consistent with giving shareholders the fullest power to act by written consent consistent with applicable law. This includes shareholder ability to initiate any topic for written consent consistent with applicable law.

This proposal topic won majority shareholder support at 13 major companies in a single year. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent.

Taking action by written consent in lieu of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle. A shareholder right to act by written consent and to call a special meeting are 2 complimentary ways to bring an important matter to the attention of both management and shareholders outside the annual meeting cycle. More than 100 Fortune 500 companies provide for shareholders to call special meetings and to act by written consent.

Adoption of this proposal would at least give shareholders a better position to engage with the Board and management about improving our Board of Directors. The GE board is unwieldy with 17 members which defeats the purpose of a board because it leads to CEO domination of the Board. GE had directors with excessive tenure (beyond 15-years) which can impair director independence — perhaps the most important qualification for a director. And some directors were getting 4-times as many negative votes as other directors in an unopposed election.

Please vote for a best practice in corporate governance:

**Shareholder Right to Act by Written Consent — Proposal 6**

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## ✕ Your Board recommends a vote AGAINST this proposal.

**IMPLEMENTATION OF THE PROPOSAL IS UNNECESSARY GIVEN GE'S GOVERNANCE PRACTICES (INCLUDING THE 10% THRESHOLD FOR CALLING SPECIAL MEETINGS).** The Board has again carefully reviewed the proposal and, after due consideration, continues to believe that implementation of this proposal is unnecessary given GE's governance practices, including the ability of shareowners to call special meetings, and it would not serve the best interests of shareowners. Currently, any matter that either GE or its shareowners wish to present for a vote must be presented at an annual or special meeting of shareowners. Shareowners may propose any proper matter for a vote at our annual meeting, and, in addition, shareowners holding 10% of GE's outstanding voting stock may call a special meeting of shareowners. In the Board's view, action at an annual or special meeting facilitates more thoughtful consideration of an issue and is more likely to produce a positive outcome for all shareowners than action by written consent. In the context of an annual or special meeting of shareowners, all GE shareowners have the opportunity to express views on proposed actions and to participate in the meeting and shareowner vote. Such meetings occur at a time and date announced publicly in advance of the meeting. These provisions ensure that shareowners can raise matters for consideration while protecting shareowners' interests in receiving notice of and an opportunity to voice concerns about proposed actions affecting the company. The proposal, however, would allow shareowners to use the written consent procedure at any time and as frequently as they chose to act on a range of potentially significant matters, without a meeting, potentially without prior notice to all shareowners, and without an opportunity for fair discussion among all shareowners on the merits of the proposed action. Allowing shareowners to act by written consent also could impose significant financial and administrative burdens on GE.

**GE HAS A ROBUST INVESTOR OUTREACH PROGRAM THAT IS RESPONSIVE TO INVESTOR FEEDBACK.** Moreover, GE's ongoing dialogue with shareowners also provides an open and constructive forum for shareowners to express and raise concerns. As addressed in this proxy statement under "How We Get Feedback from Investors" on page 22, we conduct extensive governance reviews and investor outreach throughout the year to ensure that management and the Board understand and consider the issues that matter most to our shareowners and enable GE to address them effectively. The Board also hears directly from investors, with our lead director regularly meeting with investors to discuss governance and compensation issues, and our practice of periodically inviting major institutional investors to meet with GE's independent directors on strategy and performance matters. In addition, as described on GE's website and in this proxy statement, the Audit Committee and the independent directors have established procedures to enable shareowners to communicate any concerns directly with the lead director or the Audit Committee.

In light of the foregoing, the Board recommends a vote AGAINST this proposal.

# Submitting 2019 Proposals

The table below summarizes the requirements for shareowners who wish to submit proposals, including director nominations, for next year's annual meeting. Shareowners are encouraged to consult SEC Rule 14a-8 or our by-laws, as applicable, to see all applicable requirements.

| | Proposals for inclusion in 2019 proxy | Director nominees for inclusion in 2019 proxy (proxy access) | Other proposals/nominees to be presented at 2019 meeting** |
|---|---|---|---|
| **Type of proposal** | SEC rules permit shareowners to submit proposals for inclusion in our proxy statement by satisfying the requirements specified in SEC Rule 14a-8 | A shareowner (or a group of up to 20 shareowners) owning at least 3% of GE stock for at least 3 years may submit director nominees (up to 20% of the Board) for inclusion in our proxy statement by satisfying the requirements specified in Article VII, Section F of our by-laws* | Shareowners may present proposals or director nominations directly at the annual meeting (and not for inclusion in our proxy statement) by satisfying the requirements specified in Article VII, Section D of our by-laws* |
| **When proposal must be received by GE** | No later than close of business on November 14, 2018 | No earlier than October 15, 2018 and no later than close of business on November 14, 2018 | |
| **Where to send** | **By mail**: Corporate Secretary, at the address set forth on the inside front cover of this proxy statement<br><br>**By email**: shareowner.proposals@ge.com | | |
| **What to include** | The information required by SEC Rule 14a-8 | The information required by our by-laws* | |

*Our by-laws are available on GE's website (see "Helpful Resources" on page 73).

**With respect to proposals not submitted pursuant to SEC Rule 14a-8 and nominees presented directly at the 2019 annual meeting, SEC rules permit management to vote proxies in its discretion in certain cases if the shareowner does not comply with this deadline or, if this deadline does not apply, a deadline of the close of business on January 28, 2019, and in certain other cases notwithstanding the shareowner's compliance with these deadlines.

# Voting and Meeting Information

## Proxy Solicitation & Document Request Information

### How We Will Solicit Proxies

Proxies will be solicited on behalf of the Board by mail, telephone, other electronic means or in person, and we will pay the solicitation costs. Copies of proxy materials will be supplied to brokers, dealers, banks and voting trustees, or their nominees, to solicit proxies from beneficial owners, and we will reimburse these institutions for their reasonable expenses. Morrow Sodali has been retained to assist in soliciting proxies for a fee of $45,000 plus distribution costs and other expenses.

### How We Use the Internet to Distribute Proxy Materials

Since 2014, we have distributed proxy materials to some of our shareowners over the Internet by sending them a Notice of Internet Availability of Proxy Materials that explains how to access our proxy materials and vote online. Many other large companies have transitioned to this more contemporary way of distributing annual meeting materials, often called "e-proxy" or "Notice & Access."

**HOW GE SHAREOWNERS BENEFIT FROM E-PROXY.** This "e-proxy" process, which was approved by the SEC in 2007, expedites our shareowners' receipt of these materials, lowers the costs of proxy solicitation and reduces the environmental impact of our annual meeting.

**HOW TO OBTAIN A PRINTED COPY OF OUR PROXY MATERIALS.** If you received a notice and would like us to send you a printed copy of our proxy materials, please follow the instructions included in your notice or visit the applicable online voting website (see "Helpful Resources" on page 73).

### How Documents Will Be Delivered to Beneficial Owners Who Share an Address

If you are the beneficial owner, but not the record holder, of shares of GE stock, and you share an address with other beneficial owners, your broker, bank or other institution is permitted to deliver a single copy of this proxy statement and our 2017 annual report for all shareowners at your address (unless one of them has already asked the nominee for separate copies).

**TO RECEIVE SEPARATE COPIES.** To request an individual copy of this proxy statement and our 2017 annual report, or the materials for future meetings, write to GE Shareowner Services, c/o Mediant Communications, P.O. Box 8016, Cary, NC 27512-9903, or call 866.870.3684. We will promptly deliver them to you.

**TO STOP RECEIVING SEPARATE COPIES.** If you currently receive separate copies of these materials and wish to receive a single copy in the future, you will need to contact your broker, bank or other institution where you hold your shares.

---

**HOW YOU CAN ACCESS THE PROXY MATERIALS ELECTRONICALLY OR SIGN UP FOR ELECTRONIC DELIVERY … AND DONATE TO AMERICAN FORESTS**

**IMPORTANT NOTICE REGARDING THE AVAILABILITY OF GE'S PROXY MATERIALS FOR THE 2018 ANNUAL MEETING:** This proxy statement and our 2017 annual report may be viewed online at GE's annual report website (see "Helpful Resources" on page 73). Shareowners can also sign up to receive proxy materials electronically by following the instructions below. GE will make a $1.00 donation to American Forests to help restore national forests throughout the United States for every shareowner who signs up for electronic delivery.

**If you hold your GE shares directly with the company and you would like to receive future proxy materials electronically,** please visit our annual report website or the personal investing page of our Investor Relations website (see "Helpful Resources" on page 73) and follow the instructions there. If you choose this option, you will receive an email with links to access the materials and vote your shares, and your choice will remain in effect until you notify us that you wish to resume mail delivery of these documents.

**If you hold GE stock through a bank, broker or other holder of record and you would like to receive future proxy materials electronically,** please refer to the information provided by that entity for instructions on how to elect this option. You can also visit the personal investing page of our Investor Relations website for more information (see "Helpful Resources" on page 73).

---

**HOW RECORD SHAREOWNERS AND RSP PARTICIPANTS CAN REQUEST COPIES OF OUR ANNUAL REPORT**

If you hold your shares directly with us and previously elected not to receive an annual report for a specific account, you may request a copy by:

— **Writing** to GE Shareowner Services, c/o Mediant Communications, P.O. Box 8016, Cary, NC 27512-9903
— **Calling** 866.870.3684
— **Going online** to www.investorelections.com/GE
— **Emailing** paper@investorelections.com with "GE Materials Request" in the subject line

In addition, participants in the RSP may request copies of our 2017 annual report by calling the RSP Service Center at 877.554.3777.

# Voting Information

## Who Is Entitled to Vote

Shareowners of record at the close of business on February 26, 2018 are eligible to vote at the meeting. Our voting securities consist of our $0.06 par value common stock (our preferred stock is not entitled to vote at the annual meeting), and there were 8,683,512,335 shares outstanding on the record date. Each share outstanding on the record date is entitled to one vote for each director nominee and one vote for each of the other proposals to be voted on. Treasury shares are not voted.

## How You Can Vote Before the Meeting

We encourage shareowners to submit their votes in advance of the meeting. To submit your votes by telephone or the Internet, follow the instructions on your proxy card, voting instruction form or Notice of Internet Availability of Proxy Materials. If you received your materials by mail, you can simply complete and return the proxy or voting instruction form in the envelope provided. If you vote in advance using one of these methods, you are still welcome to attend the meeting and vote in person.

## How You Can Vote in Person at the Meeting

Shareowners who hold shares directly with the company may attend the meeting and vote in person, or may execute a proxy designating a representative to attend and vote on their behalf. If you do not hold your shares directly with us and they are instead held for you in a brokerage, bank or other institutional account, you may attend and vote in person if you obtain a proxy from that institution in advance of the meeting and bring it with you to hand in along with the ballot that will be provided.

## How You Can Change Your Vote

You may change your vote by revoking your proxy at any time before it is exercised, which can be done by voting in person at the meeting, by delivering a new proxy or by notifying the inspector of election in writing. If your GE shares are held for you in a brokerage, bank or other institutional account, you must contact that institution to revoke a previously authorized proxy. The address for the inspector of election is IVS Associates, Inc., 1000 N. West Street, Suite 1200, Wilmington, DE 19801.

## We Have a Confidential Voting Policy

Individual votes of shareowners are kept private, except as necessary to meet legal requirements. Only the independent inspector and certain employees of GE and its agents have access to proxies and other individual shareowner voting records, and they must acknowledge in writing their responsibility to comply with this confidentiality policy.

## Voting Standards and Board Recommendations

| Voting Item | Board Recommendation | Voting Standard | Treatment of Abstentions & Broker Non-Votes |
|---|---|---|---|
| **Election of directors** | For | | |
| **Say on pay** | For | | |
| **GE International Employee Stock Purchase Plan\*** | For | Majority of Votes Cast | Not counted as votes cast and therefore no effect |
| **Auditor ratification** | For | | |
| **Shareowner proposals** | Against | | |

*In addition, for NYSE purposes, approval of the GE International Employee Stock Purchase Plan requires a majority of votes cast, including abstentions (which have the same effect as an against vote for this purpose).

**WE HAVE A MAJORITY VOTING STANDARD FOR DIRECTOR ELECTIONS.** Each director nominee who receives a majority of the votes cast will be elected. Any current director who does not meet this standard is subject to the Board's policy regarding resignations by directors who do not receive a majority of "For" votes, which is described in the Board's Governance Principles (see "Helpful Resources" on page 73). All other matters are approved if supported by a majority of votes cast.

## How Proxies Will Be Voted

**PROXIES WILL BE VOTED AS YOU SPECIFY OR, IF YOU DON'T SPECIFY, AS RECOMMENDED BY THE BOARD.** The shares represented by all valid proxies that are received on time will be voted as specified. When a valid proxy form is received and it does not indicate specific choices, the shares represented by that proxy will be voted in accordance with the Board's recommendations.

**WHAT HAPPENS IF OTHER MATTERS ARE PROPERLY PRESENTED AT THE MEETING.** If any matter not described in this proxy statement is properly presented for a vote at the meeting, the persons named on the proxy will vote in accordance with their judgment.

**WHAT HAPPENS IF A DIRECTOR NOMINEE IS UNABLE TO SERVE.** We do not know of any reason why any nominee would be unable to serve as a director. If any nominee is unable to serve, the Board can either nominate a different individual or reduce the Board's size. If it nominates a different individual, the shares represented by all valid proxies will be voted for that nominee.

## Important Voting Information for Beneficial Owners

If your GE shares are held for you in a brokerage, bank or other institutional account, you are considered the beneficial owner of those shares, but not the record holder. This means that you vote by providing instructions to your broker rather than directly to the company. Unless you provide specific voting instructions, your broker is not permitted to vote your shares on your behalf, except on the proposal to ratify KPMG. For your vote on any other matters to be counted, you will need to communicate your voting decisions to your broker, bank or other institution before the date of the annual meeting using the voting instruction form that the institution provides to you. If you would like to vote your shares at the meeting, you must obtain a proxy from your financial institution and bring it with you to hand in with your ballot.

## Important Voting Information for GE Retirement Savings Plan Participants

If you are a RSP participant, the trustee of the RSP trust will vote the shares allocable to your RSP account as of February 23, 2018 as you instruct (you should consider this date the "record date" for purposes of the shares allocable to your RSP account). You may give instructions via telephone or the Internet or by mailing the proxy form. If your valid proxy form is received by April 23, 2018 and it does not specify a choice, the trustee will vote the shares as the Board recommends. If your proxy form is not received by April 23, 2018 and you did not submit a vote via telephone or the Internet by that date, shares allocable to your RSP account will not be voted. You may revoke a previously delivered proxy by either notifying the inspector of election in writing that you wish to revoke or by delivering a subsequent proxy by April 23, 2018. The address for the inspector of election is IVS Associates, Inc., 1000 N. West Street, Suite 1200, Wilmington, DE 19801. For more information about the voting process, you can call the GE RSP Service Center at 1-877-55-GERSP (1-877-554-3777).

## How You Can Obtain More Information

If you have any questions about the proxy voting process, please contact the broker, bank or other institution where you hold your shares. The SEC also has a website (see "Helpful Resources" on page 73) with more information about your rights as a shareowner. Additionally, you may contact our Investor Relations team by following the instructions on our Investor Relations website (see "Helpful Resources" on page 73).

# Attending the Meeting

**Date:**     April 25, 2018

**Location:**  GE Additive Customer Experience Center
              101 N. Campus Drive
              Imperial, Pennsylvania 15126

**Time:**     10:00 a.m., Eastern Time

## We Have Security and Admission Policies for the Annual Meeting

We invite all GE shareowners (as of the record date) to attend the annual meeting. For the safety of all meeting attendees, we have implemented the following security and admission policies.

**SECURITY PROCEDURES.** For security reasons, you will need both an admission card and a current government-issued picture identification (such as a driver's license or a passport) to enter the meeting. Please follow the instructions below and an admission card will be mailed to you. The company may implement additional security procedures to ensure the safety of meeting attendees and/or GE property, including prohibiting attendees from taking photographs or videos.

**WHO CAN ATTEND THE MEETING.** Attendance is limited to GE shareowners as of the record date (or their named representatives) and members of their immediate family. We reserve the right to limit the number of representatives who may attend.

## How You Can Obtain an Admission Card

If you plan to attend, please follow the instructions below that correspond to how you hold your GE shares.

**If you hold your GE shares directly with the company and you received a proxy form, or you hold your GE shares through the GE Retirement Savings Plan,** please follow the advance registration instructions on the top portion of your proxy form, which was included in the mailing from the company.

**If you hold your GE shares directly with the company, and you received a Notice of Internet Availability of Proxy Materials or you received your proxy materials by email,** please follow the advance registration instructions provided when you vote on the Internet or, if you are voting by telephone, please follow the steps below for submitting an advance registration request and include a copy of your Notice of Internet Availability of Proxy Materials or email, as applicable, as your proof of ownership.

**If you hold your GE shares through a brokerage, bank or other institutional account,** please send an advance registration request to GE Shareowner Services, 1 River Road, Building 5 3E, Schenectady, NY 12345, and include the following information:

— Your **name** and complete mailing **address;**

— The **names of any family members** who will accompany you (GE reserves the right to limit the number of guests);

— **If you will be naming a representative to attend the meeting on your behalf,** the name, address and telephone number of that individual; and

— **Proof that you own GE shares as of the record date** (such as a letter from your bank or broker or a photocopy of your voting instruction form or Notice of Internet Availability of Proxy Materials).

### HAVE A QUESTION ABOUT ADMISSION TO THE ANNUAL MEETING?

 **Visit our Investor Relations website** (see "Helpful Resources" on page 73)

 **Within the US,** call GE Shareowner Services 800.786.2543 (800.STOCK.GE)

 **Outside the US,** call GE Shareowner Services 651.450.4064

VOTING AND MEETING INFORMATION

# Appendix A

**General Electric International Employee Stock Purchase Plan**
**(As Amended and Restated on April __, 2018)**

## SECTION 1. PURPOSE

The purpose of this General Electric International Employee Stock Purchase Plan (the "Plan") is to provide Eligible Employees of General Electric Company (the "Company") and other Participating Companies with an opportunity to acquire a proprietary interest in the Company by the purchase of Common Stock, to generate an increased incentive to contribute to the Company's future success and prosperity, thus enhancing the value of the Company for the benefit of its shareowners, and to enhance the ability of the Participating Companies to attract and retain qualified individuals. In addition, this Plan authorizes the grant of Purchase Rights and issuance of Common Stock pursuant to sub-plans adopted by the Committee.

## SECTION 2. DEFINITIONS

As used in the Plan, the following terms shall have the meanings set forth below:

(a) "Account" means a memorandum account maintained on behalf of a Participant for the purpose of recording, as a bookkeeping entry, the Participant's contributions for a calendar month pending investment in Stock.

(b) "Affiliate" means any entity in which the Company has more than 50% direct or indirect ownership.

(c) "Board" means the Board of Directors of the Company.

(d) "Committee" means a committee appointed by the Board or any officers or employees designated by the Board to administer the Plan, acting in accordance with the provisions of Section 3 of the Plan.

(e) "Common Stock" means the common stock of the Company, par value $0.06 per share. "Shares" or "Stock" shall have the same meaning.

(f) "Compensation" means base salary or wages and shift pay paid by a Participating Company and excludes commissions, overtime, severance pay, bonuses and all other forms of remuneration, unless approved by the Committee.

(g) "Eligible Employee" means an individual who is: (1) classified by a Participating Company on its payroll records as an employee and (2) regularly employed by the Participating Company in a country other than the United States that has been designated for participation in the Plan by the Committee. The Committee may impose restrictions on eligibility and participation of individuals who are officers and directors to facilitate compliance with U.S. federal or U.S. state securities laws, foreign laws, stock exchange requirements or U.S. accounting rules. For purposes of the Plan, the employment relationship shall be treated as continuing intact while an individual is on sick leave or other leave of absence approved by the Participating Company, provided the leave does not exceed 90 days, or, if longer, the period during which the individual's right to reemployment is guaranteed either by statute or contract.

(h) "Offering Period" means the calendar quarter, except that the Committee may designate another period in any case it deems appropriate.

(i) "Participant" means an Eligible Employee who is participating in the Plan.

(j) "Participating Company" means the Company and any Affiliate with individuals regularly employed outside the United States in a country that has been designated for participation in the Plan by the Committee.

(k) "Person" means any individual, corporation, partnership, association, joint-stock company, trust, unincorporated organization, or government or political subdivision thereof.

(l) "Purchase Price" means the closing price of the Stock on the last New York Stock Exchange ("NYSE") trading day of the calendar month.

(m) "Purchase Right" means a Participant's right to purchase Stock during a calendar month.

## SECTION 3. ADMINISTRATION

The Plan shall be administered by a Committee appointed by the Board consisting of at least two members who may be removed by the Board at any time. The Committee will have the authority and responsibility for the overall administration of the Plan, including the authority and responsibility specifically provided in this Plan and any additional duties, responsibilities and authority delegated to the Committee by the Board. The Committee, in its sole discretion, shall have full power and authority to: (1) promulgate any rules and regulations which it deems necessary for the proper administration of the Plan, (2) interpret the provisions, adjudicate claims, resolve ambiguities and supervise the administration of the Plan, (3) make factual determinations relevant to Plan administration, (4) adopt sub-plans applicable to specified Participating Companies or locations, and (5) take all action in connection with administration of the Plan as it deems necessary or advisable consistent with the delegation from the Board. The Committee may delegate to one or more Persons any of its duties, responsibilities or authority contained in any provisions of this Plan or delegated to it by the Board. Decisions of the Board, the Committee and its delegates shall be final and binding upon all Participants. No Board or Committee member or their delegate shall be liable for any action or determination made in good faith with respect to the Plan, any sub-plan, or any Purchase Right granted hereunder.

## SECTION 4. SHARES AVAILABLE FOR THE PLAN

(a) SHARES AVAILABLE. Subject to adjustment as provided below, the total number of Shares reserved and available for issuance or which may be otherwise acquired upon exercise of Purchase Rights under this Plan (including any sub-plans) will be 100 million. If the number of Shares with respect to which Purchase Rights are to be exercised exceeds the number of Shares then available under the Plan, a pro rata allocation of the Shares remaining available for purchase shall be made in as uniform a manner as practicable. Any Shares delivered under the Plan may consist in whole or in part of authorized and unissued Shares or treasury Shares or Shares purchased on the open market.

(b) ADJUSTMENTS. In the event that the Committee shall determine that any dividend or other distribution (whether in the form of cash,

Shares, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of Shares or other securities of the Company, issuance of warrants or other rights to purchase Shares or other securities of the Company, or other similar corporate transaction or event affects the Shares such that an adjustment is determined by the Committee to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Committee shall, in such manner as it may deem equitable, adjust any or all of (1) the number and type of Shares which thereafter may be made the subject of Purchase Rights, (2) the number and type of Shares subject to outstanding Purchase Rights, and (3) the price with respect to any Purchase Right.

(c) CORPORATE TRANSACTIONS. In the event of the proposed liquidation or dissolution of the Company, the Offering Period then in progress will terminate immediately prior to the consummation of such proposed liquidation or dissolution, unless otherwise provided by the Committee in its sole discretion, and all outstanding Purchase Rights shall automatically terminate and any unapplied payroll deductions will be refunded without matching contributions or interest.

In the event of a proposed sale of all or substantially all of the assets of the Company, or the merger or consolidation of the Company with or into another Person, then in the sole discretion of the Committee, (1) each Purchase Right shall be assumed or an equivalent purchase right shall be substituted by the successor, (2) a date established by the Committee on or before the date of consummation of such merger, consolidation or sale shall be treated as a purchase date, and all outstanding Purchase Rights shall be deemed exercisable on such date or (3) all outstanding Purchase Rights shall terminate and any unapplied payroll deductions will be refunded without matching contributions or interest.

## SECTION 5. ELIGIBILITY

(a) COUNTRIES. The Committee, in its sole discretion, shall designate the countries that will participate in the Plan.

(b) EMPLOYEES. The Plan is only available to Eligible Employees. Notwithstanding any provision of the Plan to the contrary, any individual who is not classified by the Participating Company on its payroll records as an employee (including, but not limited to, an individual classified by the Participating Company as an independent contractor or a non-employee consultant, an individual who is performing services for a Participating Company through a leasing or employment agency, or an employee of an entity other than a Participating Company) shall not be eligible to participate in the Plan, even if such classification is determined to be erroneous, or is retroactively revised by a governmental agency, by court order or as a result of litigation, or otherwise. In addition, to the extent required by applicable law, employees who are represented by a Works Council or Union representative, shall only be eligible to participate to the extent authorized or permitted by such representative.

## SECTION 6. ENROLLMENT AND CONTRIBUTIONS

(a) OFFERING PERIODS. Except as otherwise set forth below, the Plan shall be implemented through consecutive Offering Periods.

(b) ENROLLMENT. In order to participate, an Eligible Employee must enroll in the Plan in accordance with established administrative procedures. An individual who becomes an Eligible Employee during an Offering Period may not participate during that Offering Period (but may participate in subsequent Offering Periods to the extent the applicable requirements are satisfied for those periods).

(c) ELECTION CHANGES. Participant elections for one Offering Period will carry over to subsequent Offering Periods, unless changed (or unless contributions stop under (d)). A Participant may decrease the amount of contributions, and may stop contributing altogether, during an Offering Period. A Participant may not increase contributions during an Offering Period (which also means that a Participant who stops contributing during an Offering Period may not contribute for the rest of that period). Election changes must be made in accordance with established administrative procedures, and will not result in refunds of any previous contributions.

(d) STATUS CHANGES. Contributions (and matches) stop when (1) a Participant terminates employment with the Participating Company for any reason, including but not limited to retirement, disability, death, transfer to an Affiliate that is not a Participating Company or (2) the Participant otherwise stops being an Eligible Employee. If contributions stop under this provision, any unapplied payroll deductions will be used to purchase Shares, and contributions will not resume until the individual again becomes an Eligible Employee and enrolls in the Plan.

(e) PARTICIPANT CONTRIBUTIONS. The amount of contributions with respect to the Plan for any Participant during any pay period shall not exceed ten percent (10%) of the Participant's Compensation for such pay period. Amounts shall be contributed in whole percentages only.

(f) MATCHING CONTRIBUTIONS. A match (in Shares) shall be provided equal to fifteen percent (15%) of the number of Shares purchased with the Participant's contributions.

## SECTION 7. PURCHASES OF STOCK

(a) PURCHASE RIGHTS. Enrollment in the Plan for any Offering Period by a Participant will constitute the grant of a Purchase Right to such Participant for each calendar month within the Offering Period (but only to the extent the Participant remains an Eligible Employee during each such month).

(b) PAYMENT OF PURCHASE PRICE. Shares that are acquired pursuant to the exercise of a Purchase Right shall be paid for by payroll deductions from the Participant's Compensation. All payroll deductions made with respect to a Participant shall be credited to the Participant's Account under the Plan, but no amounts shall actually be segregated from the general assets of the Participating Companies and Accounts shall not earn interest.

(c) EXERCISE OF PURCHASE RIGHT. As of the last NYSE trading day of the calendar month: (1) amounts credited to each Participant's Account for such month will be applied to purchase the number of whole and/or fractional Shares arrived at by dividing the total amount of the Participant's Account for that month by the Purchase Price; and (2) a matching contribution (in Shares) equal to 15% of the Shares so purchased will be credited to the Participant. Delivery of Shares (both those purchased with Participant contributions and those credited as matching contributions) will occur in accordance with established administrative procedures, and a transfer agent may be utilized or a brokerage or nominee account may be established for this purpose. The terms of such transfer agency or brokerage or nominee account shall be at the sole discretion of the Company, and participation in the Plan is expressly conditioned on the acceptance of such terms.

## SECTION 8. WITHHOLDING

The Plan shall be administered in accordance with all applicable income tax, social insurance, payroll tax, payment on account or other withholding obligations with respect to a Participant's participation in the Plan.

## SECTION 9. EXPENSES

The Participating Companies will pay the costs of implementing and operating the Plan.

## SECTION 10. RIGHTS AS A STOCKHOLDER

No Purchase Right will confer on any Participant the rights of a shareholder of the Company until the date as of which Shares are purchased.

## SECTION 11. NONTRANSFERABILITY

A Purchase Right may not be transferred. The Company, in its sole discretion, may impose such restrictions on the Shares purchased upon the exercise of a Purchase Right as it deems appropriate.

## SECTION 12. EFFECTIVE DATE

The Plan as restated herein shall be effective April 25, 2018 and shall supersede any prior versions of the Plan.

## SECTION 13. PLAN TERM

The Plan will continue until it is terminated or, if earlier, all Shares reserved for issuance under Section 4(a) have been issued.

## SECTION 14. RESTRICTION ON ISSUANCE OF SHARES

The issuance of Shares under the Plan shall be subject to compliance with all applicable requirements of foreign, U.S. federal or U.S. state law with respect to such securities. A Purchase Right may not be exercised if the issuance of Shares upon such exercise would constitute a violation of any applicable foreign, U.S. federal or U.S. state securities laws or other law or regulations. In addition, no Purchase Right may be exercised unless (1) a registration statement under the Securities Act of 1933, as amended, shall at the time of exercise of the Purchase Right be in effect with respect to the Shares issuable upon exercise of the Purchase Right, or (2) in the opinion of legal counsel to the Company, the Shares issuable upon exercise of the Purchase Right may be issued in accordance with the terms of an applicable exemption from the registration requirements of said Act. As a condition to the exercise of a Purchase Right, the Company may require the Participant to satisfy any qualifications that may be necessary or appropriate, to evidence compliance with any applicable law or regulation, and to make any representation or warranty with respect thereto as may be requested by the Company. In the event that the issuance of Shares under the Plan would not comply with any applicable law, then all affected contributions will be refunded as soon as administratively practicable (without matching contributions or interest).

## SECTION 15. AMENDMENT OR TERMINATION

The Committee may amend the Plan at any time and for any reason. The Board may terminate the Plan at any time and for any reason.

## SECTION 16. GOVERNING LAW

The validity, construction and effect of the Plan and any rules and regulations relating to the Plan shall be determined in accordance with the laws of the State of New York and applicable U.S. federal law.

## SECTION 17. SEVERABILITY

If any provision of the Plan is or becomes invalid, illegal, or unenforceable in any jurisdiction or would disqualify the Plan under any law, such provision shall be construed or deemed amended to conform to applicable laws, or if it cannot be so construed or deemed amended without materially altering the intent of the Plan, such provision shall be stricken as to such jurisdiction, and the remainder of the Plan shall remain in full force and effect.

## SECTION 18. HEADINGS

Headings are given to the sections and subsections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof.

## SECTION 19. NO TRUST OR FUND CREATED

This Plan is unfunded and shall not create nor be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company, an Affiliate or the Committee and a Participant or any other Person. To the extent that any Person acquires a right to receive a payment from a Participating Company pursuant to the Plan, such right shall be no greater than the right of any unsecured general creditor of the Participating Company.

## SECTION 20. NO RIGHT TO EMPLOYMENT; NO ENLARGEMENT OF RIGHTS OR BENEFITS

Nothing contained in this Plan shall be deemed to give any individual the right to be retained in the employ of the Company or any Affiliate or to interfere with the right of the Company or any Affiliate to discharge the individual at any time. It is not intended that any rights or benefits provided under this Plan be considered part of creditable compensation for purposes of calculating any severance, resignation, redundancy, end of service payments, bonuses, long service awards, pension, retirement or similar payments.

## SECTION 21. NO DUPLICATION OF BENEFITS

Notwithstanding anything to the contrary, no provision in this Plan or in any sub-plan of this Plan shall be applied in a manner that results in the duplication of benefits.

## SECTION 22. FRACTIONAL SHARES

Purchases of Stock under the Plan may result in the crediting of fractional Shares. Such fractional Shares will be computed to four decimal places. Certificates representing fractional Shares will not be issued or delivered.

## SECTION 23. PARTICIPANT INFORMATION

As a condition of participation in the Plan, each Participant must, upon request, furnish in writing an up-to-date mailing address and any other information as may be reasonably required for administration of the Plan.

## SECTION 24. COMMITTEE RULES TO ACCOMMODATE LOCAL LAWS; SUB-PLANS

The Committee may adopt rules or procedures relating to the operation and administration of the Plan to accommodate the specific requirements of local laws or procedures. Without limiting the generality of the foregoing, the Committee is specifically authorized to adopt rules and procedures regarding handling of payroll deductions, payment of interest, conversion of local currency, payroll tax, withholding procedures and handling of Stock certificates, all of which may vary from location to location.

The Committee may also adopt sub-plans applicable to particular Participating Companies or locations. The rules of such sub-plans may take precedence over other provisions of the Plan, with the exception of Section 4(a), but unless superseded by the terms of such sub-plan, the provisions of this Plan shall govern the operation of such sub-plan.

## SECTION 25. CURRENCY CONVERSIONS

The Company shall have the sole discretion to determine the foreign exchange rate used to convert the Participant's contributions into U.S. dollars. Such conversion shall take place on or around the date as of which Shares are purchased (and as close to that date as administratively practicable).

# Helpful Resources

**ANNUAL MEETING**

| | |
|---|---|
| **Proxy & supplemental materials** | www.ge.com/proxy |
| **Online voting for registered holders & RSP participants** | www.proxypush.com/GE |
| **Online voting for beneficial owners** | www.proxyvote.com/ |
| **Questions regarding admission** | www.ge.com/investor-relations/overview |
| **Webcast** | www.ge.com/investor-relations/events-reports |
| **SEC website on proxy matters** | www.sec.gov/spotlight/proxymatters.shtml |
| **Electronic delivery of future proxy materials** | www.ge.com/investor-relations/individual-investors |
| **Information for GE RSP Participants** | www.oneHR.ge.com |

**BOARD OF DIRECTORS**

| | |
|---|---|
| **GE Board** | www.ge.com/investor-relations/governance/board-of-directors |
| **Board committees** | www.ge.com/investor-relations/governance/board-of-directors |
|     **Audit Committee Charter** | www.ge.com/sites/default/files/AC_charter.pdf |
|     **Compensation Committee Charter** | www.ge.com/sites/default/files/MDCC_charter.pdf |
|     **Finance Committee Charter** | www.ge.com/investor-relations/sites/default/files/investor-relations/committee/FCAC_charter_2017.pdf |
|     **Governance Committee Charter** | www.ge.com/sites/default/files/GPAC_charter.pdf |
|     **Industrial Risk Committee Charter** | www.ge.com/sites/default/files/STC_charter.pdf |
| **Communicating concerns to directors** | www.ge.com/investor-relations/governance/board-of-directors |
| **Director independence** | www.ge.com/investor-relations/governance/board-of-directors |

**FINANCIAL REPORTING**

| | |
|---|---|
| **Annual report** | www.ge.com/annualreport |
| **Earnings & financial reports** | www.ge.com/investor-relations/financial-highlights |
| **Forward-looking statements** | www.ge.com/investor-relations/important-forward-looking-statement-information |
| **Integrated report** | www.ge.com/ar2017/integrated-report |

**GE**

| | |
|---|---|
| **Corporate website** | www.ge.com |
| **Leaders** | www.ge.com/company/leadership/executives.html |
| **Investor Relations** | www.ge.com/investor-relations/overview |
| **Ombudsperson process** | www.ge.com/company/governance/ombudsperson_process/index.html |
| **Sustainability Information** | www.ge.com/sustainability/reports-hub/ |

**GOVERNANCE DOCUMENTS**

| | |
|---|---|
| **By-laws** | www.ge.com/investor-relations/bylaws |
| **Certificate of Incorporation** | www.ge.com/investor-relations/certofinc |
| **Code of conduct set forth in** *The Spirit & The Letter* | www.ge.com/investor-relations/codeofconduct |
| **Governance Principles** | www.ge.com/investor-relations/governanceprinciples |

**ACRONYMS USED**

| | |
|---|---|
| **BHGE** | Baker Hughes, a GE company |
| **CFOA** | Cash From Operating Activities |
| **DSUs** | Deferred Stock Units |
| **EPS** | Earnings Per Share |
| **FINRA** | Financial Industry Regulatory Authority |
| **FX** | Foreign Exchange |
| **GAAP** | Generally Accepted Accounting Principles |
| **GGO** | Global Growth Organization |
| **IRS** | Internal Revenue Service |
| **LTIP** | Long-Term Incentive Plan |
| **LTPAs** | Long-Term Performance Awards |
| **M&A** | Mergers & Acquisitions |
| **NYSE** | New York Stock Exchange |
| **PCAOB** | Public Company Accounting Oversight Board |
| **PSUs** | Performance Share Units |
| **R&D** | Research & Development |
| **ROTC** | Return On Total Capital |
| **RSP** | GE Retirement Savings Plan |
| **RSUs** | Restricted Stock Units |
| **S&P** | Standard & Poor's |
| **SEC** | Securities and Exchange Commission |
| **TSR** | Total Shareholder Return |

**Web links** throughout this document are provided for convenience only, and the content on the referenced websites does not constitute a part of this proxy statement.

**GE and the GE logo** are trademarks and service marks of General Electric Company. Other marks used throughout are trademarks and service marks of their respective owners.

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